Exhibit 99.3

"Bezeq" The Israel Telecommunication Corporation Limited

Part C:

Consolidated Financial Statements for the Year Ended

December 31, 2015

bezeq

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Consolidated Financial Statements as at December 31, 2015

1.	Basis of Preparation	9
2.	Significant Accounting Policies	12
3.	Cash and Cash Equivalents	23
4.	Investments, Including Derivatives	23
5.	Trade and Other Receivables	23
6.	Income Tax	24
7.	Broadcasting Rights, Net of Rights Exercised	27
8.	Property, Plant and Equipment	28
9.	Intangible Assets	30
10.	Deferred Expenses and Non-Current Investments	32
11.	Investees	32
12.	Debentures, Loans and Borrowings	36
13.	Trade and Other Payables	41
14.	Provisions	42
15.	Employee Benefits	42
16.	Contingent Liabilities	45
17.	Agreements	47
18.	Securities, Pledges and Guarantees	47
19.	Capital	48
20.	Revenues	49
21.	General and Operating Expenses	49
22.	Salaries	49
23.	Other Operating Expenses (Income), Net	50
24.	Financing Expenses (Income), Net	50
25.	Share-Based Payments	50
26.	Earnings per Share	51
27.	Segment Reporting	51
28.	Transactions with Interested and Related Parties	56
29.	Financial Instruments	64
30.	Selected Condensed Data from the Financial Statements of Pelephone Communications Ltd., Bezeq International Ltd., and DBS Satellite Services (1998) Ltd.	71

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	9722 531 2000
PO Box 212, Jerusalem 91001	Fax	9722 531 2044
Israel	Internet	www.kpmg.co.il

Auditors' Report to the Shareholders of

"Bezeq" the Israeli Telecommunication Corporation Ltd.

We have audited the accompanying consolidated statements of financial position of “Bezeq” the Israeli Telecommunication Corporation Ltd. (hereinafter “the Company”) as of December 31, 2015 and 2014 and the consolidated income statements, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows, for each of the three years, in the period ended December 31, 2015. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain consolidated subsidiaries whose assets constitute approximately 1.2% of the total consolidated assets as of December 31, 2015 and 2014, and whose revenues constitute approximately 1%, 1.2% and 1.6% of the total consolidated revenues for the years ended December 31, 2015, 2014 and 2013, respectively. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) - 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of December 31, 2015 and 2014 and their results of operations, changes in equity and cash flows, for each of the three years in the period ended December 31, 2015, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

We have audited, in accordance with Auditing Standards of the Public Company Accounting Oversight Board (United States) the Internal Control over Financial Reporting of “Bezeq” the Israeli Telecommunication Corporation Ltd. as of December 31, 2015, and our report dated March 16, 2016 expressed an unqualified opinion on the effectiveness of internal control over financial reporting of “Bezeq” the Israeli Telecommunication Corporation Ltd.

Without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company and its Subsidiaries which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 16.

Somekh Chaikin

Certified Public Accountants (Isr.)

March 16, 2016

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Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	9722 531 2000
PO Box 212, Jerusalem 91001	Fax	9722 531 2044
Israel	Internet	www.kpmg.co.il

Auditor’s Attestation Report

The Board of Directors and Stockholders

"Bezeq"- The Israel Telecommunication Corporation Ltd.

We have audited "Bezeq"- The Israel Telecommunication Corporation Ltd.’s (hereinafter “The Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management‘s Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company Acquired DBS Satellite services (1998) Ltd. ("DBS") during 2015. The Company's management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, DBS’s internal control over financial reporting. DBS' revenues represent 13.4% of the revenues in the consolidated financial statements of 2015. Our audit of internal control over financial reporting of the company excluded an evaluation of the internal control over financial reporting of DBS.

We also have audited, in accordance with generally accepted auditing principles in Israel, the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2015, and 2014, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2015, and our report dated March 16, 2016 expressed an unqualified opinion on those consolidated financial statements with an explanatory paragraph referring to Note 15 regarding the claims made against the Company and its subsidiaries for which at this point the exposure cannot be assessed or calculated.

Somekh Chaikin

Certified Public Accountants

Jerusalem, Israel
March 16, 2016

3

Consolidated Financial Statements as at December 31, 2015

Consolidated Statements of Financial Position as at December 31

		2015	2014
	Note	NIS million	NIS million
Assets
Cash and cash equivalents	2.3, 3	555	660
Investments, including derivatives	2.3, 4	762	2,223
Trade receivables	2.3, 5	2,058	2,227
Other receivables	2.3, 5	269	260
Inventory	2.10	115	96
Total current assets		3,759	5,466

Trade and other receivables	2.3, 5	674	566
Broadcasting rights, net of rights exercised	2.4, 7	456	-
Property, plant and equipment	2.5, 8	6,894	6,079
Intangible assets	2.7, 9	3,332	1,793
Deferred tax assets	2.16, 6	1,178	-
Deferred expenses and non-current investments	2.9, 10	361	352
Investments in equity-accounted investees	11.3	25	1,057
Total non-current assets		12,920	9,847

Total assets		16,679	15,313

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Consolidated Financial Statements as at December 31, 2015

Consolidated Statements of Financial Position as at December 31 (Contd.)

		2015	2014
	Note	NIS million	NIS million

Debentures, loans and borrowings	2.3, 12	1,913	1,481
Trade and other payables	13	1,657	1,374
Current tax liabilities		624	600
Employee benefits	2.12, 15	378	259
Liability to Eurocom DBS Ltd, related party	11.2	233	-
Provisions	2.13, 14	100	62
Total current liabilities		4,905	3,776

Loans and debentures	2.3, 12	8,800	8,606
Employee benefits	2.12, 15	240	233
Derivatives and other liabilities		226	171
Deferred tax liabilities	2.16, 6	51	17
Provisions	2.13, 14	46	69
Total non-current liabilities		9,363	9,096
Total liabilities		14,268	12,872
Total equity	19	2,411	2,441

Total liabilities and equity		16,679	15,313

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: March 16, 2016

The attached notes are an integral part of these consolidated financial statements.

5

Consolidated Financial Statements as at December 31, 2015

Consolidated Statements of Income for the Year Ended December 31

		2015	2014	2013
	Note	NIS million	NIS million	NIS million

Revenues	2.14, 20	9,985	9,055	9,563
Costs of activity
General and operating expenses	21	3,869	3,366	3,576
Salaries	22	1,957	1,768	1,872
Depreciation and amortization	2.5, 2.7, 8, 9, 10	1,684	1,281	1,311
Other operating income, net	23	(95)	(586)	(15)
		7,415	5,829	6,744

Operating profit		2,570	3,226	2,819
Finance expenses	2.15, 24
Financing expenses		376	486	573
Financing income		(113)	(356)	(428)
Financing expenses, net		263	130	145

Profit after financing expenses, net		2,307	3,096	2,674
Share in earnings (losses) of equity accounted investees	11.2	12	(170)	(252)
Profit before income tax		2,319	2,926	2,422
Income tax	2.16, 6	598	815	651
Equity for the year attributable to shareholders of the Company		1,721	2,111	1,771
Earnings per share (NIS)	26
Basic earnings per share		0.63	0.77	0.65

Diluted earnings per share		0.62	0.77	0.65

Consolidated Statements of Comprehensive Income for the Year Ended December 31

	2015	2014	2013
	NIS million	NIS million	NIS million
Profit for the year	1,721	2,111	1,771
Items of other comprehensive income (loss) (net of tax)	7	(36)	6
Total comprehensive income for the year attributable to shareholders of the Company	1,728	2,075	1,777

The attached notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements as at December 31, 2014

Comprehensive Statements of Changes in Equity for the Year Ended December 31

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

	Attributable to shareholders of the Company

Balance as at January 1, 2013	3,837	100	256	390	(38)	(2,090)	2,455
Income in 2013	-	-	-	-	-	1,771	1,771
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	(16)	22	6
Total comprehensive income for 2013	-	-	-	-	(16)	1,793	1,777
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,830)	(1,830)
Share-based payments	-	-	29	-	-	-	29
Exercise of options for shares	5	43	(43)	-	-	-	5
Increase in the rate of holding in a subsidiary	-	-	-	-	(13)	-	(13)
Balance as at December 31, 2013	3,842	143	242	390	(67)	(2,127)	2,423
Income in 2014	-	-	-	-	-	2,111	2,111
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	(38)	2	(36)
Total comprehensive income for 2014	-	-	-	-	(38)	2,113	2,075
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders (Note 19.2)	-	-	-	-	-	(2,069)	(2,069)
Share-based payments	-	-	(1)	-	-	-	(1)
Exercise of options for shares	13	110	(110)	-	-	-	13
Balance as at December 31, 2014	3,855	253	131	390	(105)	(2,083)	2,441
Income in 2015	-	-	-	-	-	1,721	1,721
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	7	-	7
Total comprehensive income for 2015	-	-	-	-	7	1,721	1,728
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders (Note 19.2)	-	-	-	-	-	(1,777)	(1,777)
Exercise of options for shares	19	115	(115)	-	-	-	19
Balance as at December 31, 2015	3,874	368	16	390	(98)	(2,139)	2,411

The attached notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements as at December 31, 2014

Consolidated Statements of Cash Flows for the Year Ended December 31

		2015	2014	2013
	Note	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year		1,721	2,111	1,771
Adjustments:
Depreciation and amortization	8,9,10	1,684	1,281	1,311
Profit from sale of the shares of Coral Tell Ltd.		-	(582)	-
Share in losses (profits) of equity-accounted investees	11.2	(12)	170	252
Financing expenses, net		307	229	278
Capital gain, net	23	(234)	(175)	(159)
Profit from gaining control in DBS	11.2	(12)	-	-
Income tax expenses	6	598	815	651
Miscellaneous		(13)	(8)	7

Change in trade and other receivables	5	322	549	646
Change in inventory		(20)	28	9
Change in trade and other payables	13	(271)	(39)	27
Change in provisions	14	18	(63)	(29)
Change in employee benefits	15	110	3	2
Change in other liabilities		4	4	11
Net income tax paid		(462)	(527)	(625)
Net cash from operating activities		3,740	3,796	4,152
Cash flow used for investing activities
Purchase of property, plant and equipment	8	(1,324)	(1,081)	(1,042)
Investment in intangible assets and deferred expenses	9,10	(311)	(194)	(186)
Acquisition of financial assets held for trading and others		(1,785)	(2,720)	(1,570)
Proceeds from the sale of financial assets held for trading and others		3,260	1,635	1,528
Proceeds from the sale of property, plant and equipment		151	230	312
Cash in a company consolidated for the first time	11.2.3	299	-	-
Miscellaneous		(7)	(12)	41
Net consideration for the sale of Coral Tell Ltd. shares		-	596	-
Net cash from (used in) investment activities		283	(1,546)	(917)
Cash flows used in financing activities
Issue of debentures and receipt of loans	12	1,010	1,446	1,364
Repayment of debentures and loans	12	(2,192)	(1,149)	(1,120)
Dividends paid	19	(1,777)	(2,069)	(2,830)
Interest paid		(494)	(431)	(453)
Increase in the rate of holding in a subsidiary		-	-	(50)
Payment to Eurocom DBS for acquisition of shares and DBS loan	11.2	(680)	-	-
Miscellaneous		5	3	(2)
Net cash used for financing activities		(4,128)	(2,200)	(3,091)

Increase (decrease) in cash and cash equivalents, net		(105)	50	144
Cash and cash equivalents as at January 1		660	610	466
Cash and cash equivalents as at the end of the year		555	660	610

The attached notes are an integral part of these consolidated financial statements

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Notes to the Consolidated Financial Statements as at December 31, 2015

1.	Basis of Preparation

1.1.	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as "the Group”), as well as the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 27 – Segment Reporting).

1.2.	Material events in the reporting period

On March 23, 2015, the Company gained control in DBS Satellite Services (1998) Ltd. ("DBS") and began consolidation as at that date. On June 24, 2015, the Company completed the acquisition of the entire rights in DBS shares. For further information see Note 11.2, Investees. The accounting policy applied for the business combination with DBS is described in Note 2.1.1 below.

1.3.	Definitions

In these financial statements:

The Company: Bezeq The Israel Telecommunication Corporation Limited

The Group: Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries, as follows:

Subsidiaries: Companies, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company, as set out in Note 11.1.

Associates: Companies, including a partnership, in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on the equity basis.

Investees: Subsidiaries or associates

Related parties: As defined in IAS 24, Related Party Disclosures

Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 1968

1.4.	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with the Securities Regulations (Annual Financial Statements), 2010

The consolidated financial statements were approved by the Board of Directors on March 16, 2016.

1.5.	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. The NIS is the currency that represents the principal economic environment in which the Group operates.

9

Notes to the Consolidated Financial Statements as at December 31, 2015

1.6.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

*	Financial instruments, including financial derivatives, at fair value through profit or loss

*	Inventories measured at the lower of cost and net realizable value

*	Equity-accounted investments

*	Deferred tax assets and liabilities

*	Provisions

*	Assets and liabilities for employee benefits

*	Liability for payment of contingent consideration in a business combination

For further information about the measurement of these assets and liabilities see Note 2, Significant Accounting Policies.

1.7.	Operating cycle

The Group’s operating cycle is up to one year. As a result, current assets and current liabilities include items the realization of which is intended and anticipated to take place within one year from the date of the financial statements.

1.8.	Classification of expenses recognized in the statement of income

Costs and expenses in the statement of income are presented and analyzed on the basis of the function of the expenses. The classification is compatible with the understanding of the Group’s businesses, which address a wide range of services using common infrastructure. All of the costs and expenses are used to provide services.

1.9.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires the Group's management to make judgments and use estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience. In exercising its judgment when making the estimates, management relies on experience, various facts, external circumstances, and reasonable assumptions according to the relevant circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

10

Notes to the Consolidated Financial Statements as at December 31, 2015

Information about significant estimates and judgments and for which changes in the assessments and assumptions could potentially have a material effect on the financial statements:

Subject	Principal assumptions	Possible effects	Reference
Useful life of property, plant and equipment and intangible assets	Assumptions of the useful life of groups of property, plant and equipment and intangible assets	Change in the value of property, plant and equipment and intangible assets and in depreciation and amortization expenses	Note 8 and Note 9
Fair value measurement of the Company's investment in DBS prior to gaining control in DBS	Assumption of expected cash flows from the operations of DBS, discount rate and assumptions about the identity of the relevant market participant.	Change in profit/loss from gaining control	Note 11
Attribution of excess cost arising from acquisition of control in DBS	Assumption of expected cash flows from identifiable assets in the business combination, timing of recognition, and scope of the deferred tax asset for carry-forward losses	Change in the value of identifiable tangible and intangible assets in the business combination and changes in the value of goodwill	Note 11
Fair value measurement of contingent consideration in a business combination	Assumption of expected cash flows and assumption of DBS's losses for tax purposes.	Change in the value of a liability for contingent consideration recognized in a business combination	Note 11
Measurement of recoverable amounts of cash-generating units that include goodwill	Assumption of expected cash flows from cash-generating units	Recognition of impairment loss	Note 9
Deferred taxes	Assumption of anticipated future realization of the tax benefit in the future, including assumptions for the use of carry-forward losses in DBS.	Recognition or reversal of deferred tax asset in profit or loss	Note 6
Uncertain tax positions	The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience	Recognition or reversal of income tax expenses	Note 6
Provisions and contingent liabilities	Assessment of the likelihood of claims against Group companies and measuring potential liabilities attributable to claims	Reversal or creation of a provision for a claim and recognition of income/expenses respectively	Note 14 and Note 16
Post-employment employee benefits	Actuarial assumptions such as discount rate, future salary increases and churn rate	Increase or decrease in the post-employment defined benefit obligation	Note 15

1.10	Determining fair value

When preparing the financial statements, the Group is required to determine the fair value of certain assets and liabilities. Further information about the assumptions made in determining fair values is disclosed in Note 29.7 regarding fair value.

11

Notes to the Consolidated Financial Statements as at December 31, 2015

2.	Significant Accounting Policies

The accounting policies set out below have been applied consistently by Group entities for all periods presented in these consolidated financial statements.

2.1.	Consolidation of the financial statements

2.1.1	Business combinations

In view of the consolidation of DBS as from March 23, 2015, as described in Note 1.2 and Note 11.2, below is a description of the accounting policy for the consolidation of DBS in these financial statements:

A.	The Group implemented the acquisition method for all business combinations. The acquisition date is the date on which the acquirer obtained control over the acquiree.

B.	The Group recognized goodwill at acquisition based on the fair value of the consideration transferred, and the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

C.	The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree, including the obligation to acquire the acquiree's equity instruments. In addition, the consideration transferred includes the fair value of any contingent consideration.

D.	In the step acquisitions, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating income or expenses.

E.	Costs associated with the acquisition that were incurred by the Group in the business combination such as advisory, legal, valuation and other professional or consulting fees were recognized as expenses in the period the services are received.

2.1.2	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date of loss of control.

Control exists when the Group is exposed or has rights to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taking into account when assessing control.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

2.1.3	Transactions eliminated on consolidation

Intra-group balances and income and expenses arising from intra-group transactions, are eliminated in the consolidated statements.

2.2.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

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Notes to the Consolidated Financial Statements as at December 31, 2015

2.3.	Financial instruments:

2.3.1	Non-derivative financial assets

Non-derivative financial assets comprise mainly investments in exchange traded funds, trade and other receivables, and cash and cash equivalents.

The Group initially recognizes financial assets at the date the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group fulfills its obligations under the contract.

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.

2.3.2	Classification of financial assets and the accounting treatment in each group

The Group classifies its financial assets as follows:

Cash and cash equivalents

Cash comprises cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss (mainly the Group’s investment in exchange-traded funds and deposit notes) if it is classified as held for trading or is designated as such upon initial recognition. These financial assets are measured at fair value, and changes therein are recognized in the statement of income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

2.3.3	Non-derivative financial liabilities

Non-derivative financial liabilities include debentures issued by the Group, loans and borrowings from banks and other credit providers, and trade and other payables.

The Group initially recognizes debt instruments as they are incurred. Financial liabilities are initially recognized at fair value plus any attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or canceled.

CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the CPI.

2.3.4	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the CPI.

13

Notes to the Consolidated Financial Statements as at December 31, 2015

2.3.5	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

2.3.6	A. Hedge accounting

The Group holds derivative financial instruments to hedge cash flows for risks to future changes in the CPI.

Forward contracts are measured at fair value. Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income, in a hedging reserve under equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

B. Economic hedging

In addition, the Group holds derivative financial instruments to hedge cash flows for foreign currency risks. Hedge accounting is not applied for these instruments. The derivative instruments are recognized at their fair value; fair value changes are recognized immediately in the statement of income.

2.4.	Broadcasting rights

Broadcasting rights are stated at cost, net of rights exercised.

The costs of rights to broadcast acquired content include the amounts paid to the rights provider, plus direct costs for adjusting the rights to the broadcast. Broadcast rights are amortized in accordance with the actual broadcasts of the total number of expected broadcasts based on the management's estimate or broadcasts permitted under the agreement (the part that is unamortized at the end of the agreement term is amortized in full upon its termination), or on a straight line basis in accordance with the term of the rights agreement or the economic life, whichever is shorter. The net adjustment of the broadcasting rights is presented as an adjustment of earnings as part of the ongoing operations in the statements of cash flows.

2.5.	Property, plant and equipment

2.5.1	Recognition and measurement

The Group elected to measure items of property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the estimated costs of dismantling and removing the items and restoring the site on which they are located when the Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment.

Spare parts, servicing equipment and stand-by equipment are classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16, and are otherwise to be classified as inventory.

When major parts of the property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment.

Gain or loss from the disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal of the asset with its carrying amount. Gain or loss from the sale of property, plant and equipment is recognized under “other income" in the statement of income.

14

Notes to the Consolidated Financial Statements as at December 31, 2015

2.5.2	Subsequent expenditure

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied in the replaced item will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

2.5.3	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives. An asset is depreciated when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by the Group and intended to be exercised and the expected life of the improvement.

The estimated useful lives for the current and comparative periods are as follows:

	Year	Average depreciation for the reported period (%)
Fixed line and international network equipment (switches, transmission, power)	4-12	12
Network	12-33	6
Equipment and infrastructure for multichannel television	3-15	14
Subscriber equipment and installations	4-6	20
Vehicles	6-7	15
Office and general equipment	5-14	15
Electronic equipment, computers and internal communication systems	3-7	24
Cellular network	4-15	13
Buildings	25	4
Seabed cable	4-25	4

Depreciation methods, useful lives and residual values are reviewed at least in each reporting year and adjusted as required.

2.6.	Non-current assets held for sale

Non-current assets which will most probably be realized by way of a sale rather than ongoing use are classified as assets held for sale. These assets are presented at the lower of the carrying amount and fair value, less selling costs.

2.7.	Intangible assets

2.7.1	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is measured at least once a year to assess impairment.

2.7.2	Software development costs

Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially applicable; and the Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development costs are recognized in the statement of income as incurred.

15

Notes to the Consolidated Financial Statements as at December 31, 2015

Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

2.7.3	Software

Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as property, plant and equipment. However, licenses for stand-alone software which add functionality to the hardware are classified as intangible assets.

2.7.4	Rights to frequencies

Rights to frequencies refer to frequencies assigned to Pelephone for cellular activities, after it won the dedicated tenders of the Ministry of Communications. Depreciation of the asset is recognized in the statement of income on the straight line method over the term of the allocation of frequencies, which started from the use of the frequencies. The 4G frequencies (LTE) are amortized over a period of 10 years. The 3.5G frequencies (UMTS / HSPA) are amortized over a period of 13 years and seven months.

2.7.5	Other intangible assets

Other intangible assets acquired by the Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

2.7.6	Subsequent expenditure

Subsequent expenditure is recognized as an intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure relating to generated goodwill and brands, is recognized in the statement of income as incurred.

2.7.7	Amortization

Amortization of intangible assets is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill is not systematically amortized but is tested for impairment at least once a year.

Estimated useful lives for the current and comparative periods are as follows:

Type of asset	Amortization period
Frequency usage right	Over the term of the license for 10 to 14 years starting from the use of the frequencies
Computer programs and software licenses	3-10 years depending on the term of the license period or the estimated time of use of the software
Customer relationships acquired in a business combination	5-7 years based on the estimated customer churn rate
Brand acquired in a business combination	12
Other rights	2-6 years, depending on the useful life

Amortization methods and useful lives are reviewed at least at each reporting year and adjusted if appropriate.

16

Notes to the Consolidated Financial Statements as at December 31, 2015

2.8.	Leased assets

Leases, including leases of land from the Israel Land Administration, where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are measured at cost less accumulated amortization and impairment losses.

Other leases are classified as operating leases and the leased assets are not recognized in the Group’s statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met:

A. The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

B. The arrangement contains rights to use the asset

If, in accordance with these terms, the Group determines that the agreement does not contain a lease, the agreement is accounted for as a service agreement and payments for the service are recognized in profit or loss on a straight line basis, over the service period.

2.9.	Right of use of capacities

Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

Identifiable capacities which serve the Group exclusively fulfill the definition of a finance lease and were recognized in property, plant and equipment. The asset is depreciated on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

2.10.	Inventory

Inventories are measured at the lower of cost and net realizable value. The Group elected to base the cost of inventories on the moving average principle.

The inventories include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service provided to its customers.

Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

2.11.	Impairment

2.11.1	Non-derivative financial assets

The Group tests a financial asset for impairment when objective evidence indicates that one or more loss events have had a negative effect on the estimated future cash flows of that asset.

Significant financial assets are tested for impairment on an individual basis. Other financial assets are assessed for impairment collectively in groups that share similar credit risk characteristics, taking into account past experience. The financial statements include specific provisions and Group provisions for doubtful debts, which properly reflect, in the estimation of the management, the loss inherent in debts for which collection is in doubt.

2.11.2	Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated.

17

Notes to the Consolidated Financial Statements as at December 31, 2015

The Group assesses the recoverable amount of goodwill once a year, or more frequently if there are indications of impairment.

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (for which future cash flows were not adjusted).

Determining cash-generating units

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (“cash-generating unit”).

Allocation of goodwill to cash-generating units

For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination is allocated for the purpose of impairment testing to cash-generating units that are expected to generate benefits from the synergies of the combination.

2.12.	Employee benefits

2.12.1	Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

A.	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts.

The Group’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees.

B.	Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value, and the fair value of any plan assets is deducted. The calculation is performed annually by a qualified actuary. The discount rate is the yield at the reporting date on high-quality linked corporate debentures denominated in NIS, with maturity dates approximating the terms of the Group’s obligations.

Net interest costs on a defined benefit plan are calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability.

18

Notes to the Consolidated Financial Statements as at December 31, 2015

The Group elected to recognize the interest costs that were recognized in profit or loss under financing expenses.

Re-measurement of the net defined benefit liability comprises actuarial gains and losses and the return on plan assets (excluding interest). Re-measurements are recognized immediately directly in retained earnings through other comprehensive income.

When the benefits of a plan are improved or curtailed, the portion of the increased benefit relating to past service by employees or the gain or loss on curtailment are recognized immediately in profit or loss when the plan improvement or curtailment occurs.

2.12.2	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on high-quality linked corporate debentures denominated in NIS, with maturity dates approximating the terms of the Group’s obligations. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

2.12.3	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

2.12.4	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on the date when the benefits are expected to be to be wholly settled,

In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

2.13.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

2.13.1	Legal claims

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

A.	More likely than not – more than 50% probability

B.	Likely – probability higher than unlikely and less than 50%

C.	Unlikely – probability of 10% or less

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, inter alia, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a small number of legal proceedings, most of which were received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

19

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 16 describes the amount of additional exposure due to contingent liabilities that are likely to be realized.

2.13.2	Site dismantling and clearing costs

The provision in respect of an obligation to dismantle and clear sites is recognized for those rental agreements where Pelephone has an undertaking to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring the site when required. The provision is measured by discounting the future cash flows by risk-free discounted interest reflecting the time until the expected termination of the contract for dismantling of the site by Pelephone. The carrying amount of the provision is adjusted in each period to reflect the time that has passed and is recognized as a financing expense.

2.14.	Revenues

Revenues are measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

2.14.1	Sale of equipment

Revenues from sales of terminal equipment are recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably and the Group companies have no continuing involvement with the goods.

Revenues from the sale of terminal equipment to subscribers in long-term credit arrangements are recognized upon delivery to the customer at the present value of the future cash flow expected from them, at the relevant interest rate for transactions of this kind (see Note 5). Financing income in respect of these transactions is recognized in the statement of income over the period of the installments by the effective interest method.

2.14.2	Revenues from services

Revenues from services rendered are recognized in the statement of income proportionately over the term of the agreement or upon providing the service if the flow of the economic benefits associated with providing the service is likely.

2.14.3	Reporting gross or net revenues

When the Group acts as an agent or intermediary without bearing the risks and rewards deriving from the transaction, its revenues are recognized on a net basis (as profit or commission). The Group operates as an agent mainly for certain content services provided by other suppliers and payment is collected by the Group. However, when the Group acts as a main supplier and bears the risks and rewards associated with the transaction, its revenues are recognized on a gross basis (such as interconnect fees).

2.15.	Financing income and expenses

Financing income includes mainly interest income from deposits, income interest and linkage from loans provided to an associate, income interest accrued using the effective interest method in respect of the sale of terminal equipment in installments, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets at fair value through profit or loss.

Financing expenses include interest and linkage expense on borrowings, debentures issued, loss from hedge transactions, impairment losses recognized on financial assets (except for a provision for doubtful debts, which is recognized under operating and general expenses), and financing expenses for provisions arising from legal claims.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from investing activities. The Group elected to present interest and linkage differences paid for loans and debentures under cash flows used for financing activities.

20

Notes to the Consolidated Financial Statements as at December 31, 2015

2.16.	Income tax expenses

Income tax expenses include current and deferred taxes and are recognized in the statement of income, or in other comprehensive income to the extent that the expenses relate to items recognized in other comprehensive income.

Current taxes

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will have to use its economic resources to pay the obligation

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences:

1.	Initial recognition of goodwill

2.	Differences arising from investment in subsidiaries and associates, if it is probable that they will not reverse in the foreseeable future and if the Group controls the date of reversal.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for carry-forward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offsetting deferred tax assets and liabilities

The Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, and they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

2.17.	Dividends

An obligation relating to a dividend proposed or declared subsequent to the reporting date is recognized only in the period in which the declaration was made (approval of the general meeting). In the statements of cash flows, a dividend that has been paid is recognized under financing activities.

21

Notes to the Consolidated Financial Statements as at December 31, 2015

2.18.	New standards and interpretations not yet adopted

Standard	Subject	Implementation and transition provisions	Expected effects
IFRS 9 (2014), Financial Instruments	IFRS 9 (2014) replaces the requirements included in IAS 39 regarding classification and measurement of financial assets and financial liabilities, hedge accounting, and impairment of financial instruments.	IFRS 9 (2014) will be effective for annual periods starting from January 1, 2018. Early application is permitted. IFRS 9 (2014) will be applied retrospectively, except for a number of exemptions.	The Group is examining the effects of adopting IFRS 9 (2014) on the financial statements.
IFRS 15, Revenues from Contracts with Customers	IFRS 15 replaces current guidelines for revenue recognition and presents a new model for recognition of revenues from contracts with customers. The model includes five steps for analyzing transactions to determine the timing and amount of revenue recognition. IFRS 15 also establishes new and more extensive disclosure requirements.	IFRS 9 (2014) will be effective for annual periods starting from January 1, 2018. Early application is permitted. IFRS 15 includes various alternatives for the transition guidelines, so that companies may choose one alternative upon initial application.	The Group is examining the effects of adopting IFRS 9 (2014) on the financial statements.
IFRS 16, Fair Value Measurement: Leases

The standard replaces the previous instructions under IAS. For lessees, IFRS 16 eliminates the current classification of leases as either operating leases or finance leases and introduces a single lessee accounting model for all leases on a balance sheet (other than a number of exceptions), which are substantially similar to the accounting treatment for finance leases today. By contrast, the accounting treatment in the lessors' financial statements is expected to remain the same as the accounting treatment today.

In addition, the standard establishes new and expanded disclosure requirements, both by lessors and by the lessees.

		The standard will be effective for annual periods starting from January 1, 2019. Early application is possible, provided that the Company also applies IFRS 15, Revenue from Contracts with Customers.	The Group will examine the effects of adopting the standard on the financial statements.

22

Notes to the Consolidated Financial Statements as at December 31, 2015

3.	Cash and Cash Equivalents

As at December 31, 2015, cash and cash equivalents include mainly bank deposits for an average period of 90 days.

4.	Investments, Including Derivatives

	December 31, 2015	December 31, 2014
	NIS million	NIS million
Bank deposits	556	710
Exchange traded funds	139	1,508
Monetary and other reserves	67	5
	762	2,223

Investments in ETFs and financial funds are investments held for trading and are presented at fair value as at the date of the financial statements. ETFs were exercised in January 2016, the deposits are repayable until April 2016, and the other investments are exercisable in 2016.

5.	Trade and Other Receivables

5.1	Composition of trade and other receivables

	December 31, 2015	December 31, 2014
	NIS million	NIS million
Trade receivables*
Open accounts and checks receivable	841	986
Credit cards	434	343
Revenues receivable	240	250
Current maturities of long-term receivables	534	632
Related and interested parties	9	16
	2,058	2,227
Other receivables and current tax assets
Prepaid expenses	135	103
Other receivables (mainly from real estate sales)	118	131
Current tax assets	16	26
	269	260
Long-term trade and other receivables
Trade receivables – open debts	509	531
Other receivables (for the sale of real estate)	165	35
	674	566

	3,001	3,053

*	The amount of trade receivables is stated net of the provision for doubtful debts

5.2	Discounted interest rates for long-term trade payables are based the estimated credit risk of trade payables. The discounted interest rates used by the Group in 2015 are 3.4% - 3.6% (in 2014: 4.3% - 3.6%).

23

Notes to the Consolidated Financial Statements as at December 31, 2015

5.3	Expected payment dates for long-term trade and other receivables:

Expected payment dates	December 31, 2015
NIS million
2017	385
2018	281
2019	8
674

5.4	Aging of trade receivables at the reporting date:

	December 31, 2015		December 31, 2014
	Trade receivables, gross	Provision for doubtful debts	Trade receivables, gross	Provision for doubtful debts
	NIS million	NIS million	NIS million	NIS million
Not past due	2,377	(11)	2,607	(12)
Past due up to one year	201	(47)	174	(61)
Past due one to two years	74	(50)	78	(52)
Past due more than two years	88	(65)	73	(49)
	2,740	(173)	2,932	(174)

5.5	Change in provision for doubtful debts during the year:

	2015	2014
	NIS million	NIS million
Balance as at January 1	174	202
Impairment loss recognized	34	30
Bad debts	(35)	(58)
Balance as at December 31	173	174

6.	Income Tax

6.1.	Corporate tax rate

The tax rate relevant to the Company is 26.5% in 2015 and 2014 and 25% in 2013.

As at December 31, 2015, the deferred tax balances were calculated according to the enacted tax rate expected to apply on the utilization date (26.5%). For information about the decrease in tax rates as from 2016, see Note 6.7 below.

6.2.	Components of income tax expenses

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million
Current tax expenses	567	781	579
Deferred taxes	31	34	72
Income tax expenses	598	815	651

24

Notes to the Consolidated Financial Statements as at December 31, 2015

6.3.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million
Profit before income tax	2,319	2,926	2,422
Statutory tax rate	26.5%	26.5%	25%
Income tax at the statutory tax rate	614	775	606
Adjusted tax calculated for the Company's share in the losses of equity-accounted investees	(3)	45	63
Expenses (benefits) not recognized for tax purposes, net	(13)	(5)	23
Differences in the tax rate and other adjustments	-	-	(41)
Income tax expenses	598	815	651

6.4.	Unrecognized deferred tax assets and liabilities

The calculation of deferred taxes does not take into account the taxes that would be applicable in the case of disposal of investments in subsidiaries and associates, since the Group intends to retain the investment. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

25

Notes to the Consolidated Financial Statements as at December 31, 2015

6.5.	Recognized tax assets and deferred tax liabilities and their changes

	Balance as at January 1, 2014	Changes recognized in the statement of income	Changes recognized in equity	Balance as at December 31, 2014	Changes recognized in the statement of income	Changes recognized in equity	Business combination (see Note 11.2)	Balance as at December 31, 2015
NIS million
Carry-forward losses for DBS	-	-	-	-	(7)	-	1,426	1,419
Property, plant and equipment	(315)	(35)	-	(350)	(3)	-	-	(353)
Intangible assets	-	-	-	-	37	-	(301)	(264)
Employee benefit plans	230	(23)	-	207	1	-	-	208
Other	90	24	12	126	(59)	5	45	117
	5	(34)	12	(17)	(31)	5	1,170	1,127

Presented in the statement of financial position
Deferred tax assets	60			-				1,178
Deferred tax liabilities	(55)			(17)				(51)
	5			(17)				1,127

26

Notes to the Consolidated Financial Statements as at December 31, 2015

6.6.	Final tax assessments

6.6.1	The Company has final tax assessments up to and including 2005.

6.6.2	In 2013, the Company signed an agreement with the tax assessor for 2006-2008, which includes undisputed income. In addition, a decision was received according to the best judgment of the tax assessor, whereby financing expenses accumulated on the shareholders' loans that the Company provided DBS should be added to the Company's undisputed income. The Company filed a reservation on this decision. The reservation was dismissed and on February 24, 2015, the Company received orders which it appealed at the Court. For 2009-2010, a decision was reached according to the tax assessor's best judgment regarding the aforesaid, and regarding other matters, mainly non-recognition of financing expenses for various reasons. The Company filed a reservation on the assessment. Subsequent to the date of the financial statements, the Company reached an agreement in principle with the assessor regarding payment of taxes in the amount of NIS 460 million on financing income that accrued up to December 31, 2015 on shareholders loans provided to DBS. In addition, it was agreed that the losses of DBS as at December 31, 2014, which will be recognized in a merger or offset from the income of DBS, will amount to NIS 5.4 billion and the balance of the shareholder loan will be considered as equity in the financial statements of DBS. The agreement in principle has not yet resulted in a signed agreement.

The provision in the financial statements was reduced and amounted to the agreed amount and included an adequate provision for tax for the other disputed income. A deferred tax asset was also recognized for the carry-forward losses of DBS, based on the Company's estimates and taking into account the above.

6.6.3	Pelephone has received final tax assessments up to and including 2012.

6.6.4	Bezeq International has received final tax assessments up to and including 2012.

6.6.5	DBS has received final tax assessments up to and including 2009.

6.7.	Change in the rate of corporate tax subsequent to the date of the financial statements

On January 4, 2016, the Knesset plenum approved a bill to amend the Income Tax Ordinance, including a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016. Consequently, in 2016, the Group expects to reduce the tax assets and liabilities for deferred taxes and recognize an expense of NIS 64 million for deferred taxes.

7.	Broadcasting Rights, Net of Rights Exercised

	December 31, 2015	December 31, 2014
	NIS million	NIS million
Cost	621	-
Less rights exercised	(165)	-
	456	-

As at December 31, 2015, DBS has agreements for the acquisition of broadcasting rights. In 2015, acquisition of these broadcasting rights amounted to NIS 189 million.

27

Notes to the Consolidated Financial Statements as at December 31, 2015

8.	Property, Plant and Equipment

	Land and buildings	Fixed line and international network equipment (switches, transmission, power)	Cables and fixed line and international network infrastructure	Cellular network	Equipment and infrastructure for multichannel television	Subscriber equipment	Office equipment, computers and vehicles	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Cost
Balance as at January 1, 2014	1,594	2,311	11,420	2,528	-	591	928	19,372
Additions	43	241	285	255	-	203	82	1,109
Disposals	86	(129)	(131)	(254)	-	(82)	(158)	(668)
Balance as at December 31, 2014	1,723	2,423	11,574	2,529	-	712	852	19,813
Additions	41	273	254	254	164	225	71	1,282
Consolidation	16	-	-	-	749	-	36	801
Disposals	(132)	(99)	(160)	(86)	(46)	(59)	(117)	(699)
Balance as at December 31, 2015	1,648	2,597	11,668	2,697	867	878	842	21,197
Depreciation and impairment losses
Balance as at January 1, 2014	1,122	1,058	8,834	1,482	-	299	604	13,399
Depreciation for the year	40	227	187	304	-	132	106	996
Disposals	73	(128)	(131)	(254)	-	(79)	(142)	(661)
Balance as at December 31, 2014	1,235	1,157	8,890	1,532	-	352	568	13,734
Depreciation for the year	46	237	195	314	189	159	105	1,245
Disposals	(118)	(99)	(160)	(85)	(46)	(59)	(109)	(676)
Balance as at December 31, 2015	1,163	1,295	8,925	1,761	143	452	564	14,303

Carrying amount
January 1, 2014	472	1,253	2,586	1,046	-	292	324	5,973

December 31, 2014	488	1,266	2,684	997	-	360	284	6,079

December 31, 2015	485	1,302	2,743	936	724	426	278	6,894

28

Notes to the Consolidated Financial Statements as at December 31, 2015

8.1	The residual value of the Group’s copper cables is assessed at the end of each quarter. The residual value is NIS 140 million as at December 31, 2015 and NIS 190 million as at December 31, 2014. The change in the residual value is mainly due to the decrease in the price of copper.

8.2	Property, plant and equipment in the Group is derecognized at the end of each year upon reaching full depreciation, except for land, buildings, vehicles, copper cables and specific components for Pelephone’s UMTS network, which are derecognized upon their sale. In 2015, the Group derecognized fully depreciated property at a cost of NIS 557 million (in 2014, NIS 707 million).

8.3	The Group companies reviewed the useful life of the property, plant and equipment through the depreciation committee, in order to determine the estimated useful life of their equipment. The change is not expected to have a material impact on the depreciation expenses of the Group. Following the findings of the committees, minor changes were made in the estimated useful life of certain assets.

8.4	Most of the real estate assets used by the Company are leased under a capitalized finance lease from the Israel Lands Administration as from 1993 for 49 years, with an option for an extension of another 49 years. Lease rights are amortized over the term of the lease period.

8.5	In 2013, the Company started to install a fiber optic network that will reach the subscriber's home. As at December 31, 2015, the unexercised investment in assets amounts to NIS 294 million.

8.6	At the reporting date, there are agreements to purchase property, plant and equipment amounting to NIS 75 million (in 2014, NIS 88 million).

8.7	In accordance with the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 1997, approval from the Prime Minister and Minister of Communications is required to confer rights in some of the Company's assets (including switches, cable network, transmission network, and information and databases).

8.8	In accordance with its cellular license, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

A.	A pledge on one of the license assets in favor of a bank operating lawfully in Israel, to receive bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any event, exercise of the rights by the bank will not impair, in any way, the services provided under the license.

B.	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

8.9	For information about pledges for loans and borrowings, see Note 12.

29

Notes to the Consolidated Financial Statements as at December 31, 2015

9.	Intangible Assets

	Goodwill	Software and licenses	Cellular communication usage rights	Customer relations and brand - multichannel television	Other	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Cost
Balance as at January 1, 2014	1,225	1,243	384	-	291	3,143
Acquisitions or additions from in-house development	-	162	-	-	15	177
Disposals	-	(68)	-	-	(9)	(77)
Deconsolidation	(179)	-	-	-	(86)	(265)
Balance as at December 31, 2014	1,046	1,337	384	-	211	2,978
Acquisitions or additions from in-house development	-	188	96	-	28	312
Consolidation	385	148	-	1,137	-	1,670
Disposals	-	(60)	-	-	(51)	(111)
Balance as at December 31, 2015	1,431	1,613	480	1,137	188	4,849
Amortization and impairment losses
Balance as at January 1, 2014	53	712	146	-	172	1,083
Amortization for the year	-	205	28	-	28	261
Disposals	-	(68)	-	-	(9)	(77)
Deconsolidation	(47)	-	-	-	(35)	(82)
Balance as at December 31, 2014	6	849	174	-	156	1,185
Amortization for the year	-	242	31	141	20	434
Disposals	-	(60)	-	-	(42)	(102)
Balance as at December 31, 2015	6	1,031	205	141	134	1,517

Carrying amount
January 1, 2014	1,172	531	238	-	119	2,060

December 31, 2014	1,040	488	210	-	55	1,793

December 31, 2015	1,425	582	275	996	54	3,332

9.1.	Assessment of impairment of cash-generating units that include goodwill

To assess impairment, goodwill was attributed to the Group's operating segments as follows:

	December 31, 2015	December 31, 2014
	NIS million	NIS million
Cellular communications (Pelephone)	1,027	1,027
Domestic fixed-line communication (Bezeq) *	265	-
Multichannel television (DBS) *	120	-
Other	13	13
	1,425	1,040

*	Goodwill acquired in the business combination with DBS, as described in Note 11.2 below.

30

Notes to the Consolidated Financial Statements as at December 31, 2015

9.2.	Assessment of cellular communications goodwill (Pelephone)

The value in use for Bezeq Group of a cellular cash-generating unit (Pelephone), was calculated using the future discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on Pelephone’s results in recent years, such that future growth and market shares are affected by directions in the cellular market, such as price competition, regulation and the operation scope of the new cellular operators. The revenue forecast is based on assumptions regarding the number of users, average revenue per user, and sales of terminal equipment. The main assumption underlying the forecast is the recovery in Pelephone's business activity as from 2017, due to the expected stabilization of the market and the start of competitive balance. In addition, the valuation included synergies on the Group revenue level based on the high certainty of the structural separation in the long term.

The operating, sales, marketing and investment expenses were adjusted for Pelephone's volume of operations. The cost of nominal capital used is 10% (after tax). In addition, it was assumed that the permanent growth will be 2.5%. The valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record amortization for impairment of a cellular communication cash-generating unit.

9.3.	Assessment of goodwill impairment in domestic fixed-line communications (Bezeq)

The value in use for Bezeq Group of a domestic fixed line cash-generating unit was calculated using the future discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on results of the domestic fixed-line communications segment in recent years, taking into account the effect of opening up the wholesale market in 2015. The revenue forecast is based on assumptions about the number of users and average revenue per user of internet infrastructure, the number of users and average revenue per user of telephony services, and revenue from transmission, data communication and other revenue. The main assumption underlying the forecast is that the wholesale market will function properly and will provide effective competition to the infrastructure owners. In addition, the effect of the elimination of the structural separation on the domestic fixed-line communication segment was not taken into account.

The operating, sales, marketing and investment expenses were adjusted for domestic-fixed line communication operations. The price of nominal capital used is 7.5% (after tax). In addition, it was assumed that the permanent growth will be 1%. The valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record amortization for impairment of a fixed line domestic communications cash-generating unit.

9.4.	Assessment of goodwill impairment for multichannel television (DBS)

The value in use for Bezeq Group of a multichannel television cash-generating unit was calculated using the discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on the results of DBS in recent years, such that future growth and market shares are affected by directions in the multichannel television market, such as competition, regulation, and the entry of new players. The revenue forecast is based on assumptions regarding the number of users and average revenue per user. The main assumption underlying the forecast is erosion in market share and a decrease in average revenue per user due to the expected increase in competition in the coming years.

The operating, sales, marketing and investment expenses were adjusted for the volume of operations of DBS. The price of nominal capital used is 8.5% (after tax). In addition, it was assumed that the permanent growth will be 1%. The valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record amortization for impairment of a multichannel television cash-generating unit.

31

Notes to the Consolidated Financial Statements as at December 31, 2015

10.	Deferred Expenses and Non-Current Investments

	December 31, 2015	December 31, 2014
	NIS million	NIS million
Deferred expenses (see Note 10.1 below)	256	253
Non-current investments (see Note 10.2 below)	105	99
	361	352

10.1	Deferred expenses include prepaid expense amounts for acquisition of an indefeasible right of use (IRU) of seabed cable capacities. The prepaid expense is amortized on a straight-line basis up to 2022 and 2027 according to the period set out in the agreements.

10.2	Non-current investments include a bank deposit for loans to the Company's employees with a redemption date that has yet to be determined and a deposit for hedge transactions.

11.	Investees

11.1.	Subsidiaries:

The place of incorporation of the companies held directly by the Company is Israel. Information about companies held directly by the Company and the Company's rights in capital:

	Company's equity rights as at 31 December
	2015	2014
Pelephone Communications Ltd.	100%	100%
Bezeq International Ltd.	100%	100%
Bezeq Online Ltd.	100%	100%
Bezeq Zahav (Holdings) Ltd.	100%	100%
Walla! Communications Ltd.	100%	100%
DBS Satellite Services (1998) Ltd., see Note 11.2 for information about the business combination in 2015.	100%	49.78%
Stage One Venture Capital Fund	-	71.8%

The Company's subsidiaries have investments in other subsidiaries that are not material.

11.2.	Business combination in 2015

11.2.1	Acquisition transaction

As of December 31, 2014, the Company holds 49.78% of the share capital of DBS and it holds options that confer the right to 8.6% in DBS shares, which the Company is unable to exercise. Accordingly, the Company accounted for its investment in DBS in accordance with the equity method.

On March 26, 2014, the Company received the decision of the Antitrust Authority, according to which, under the terms set out in the decision, the merger between the Company and DBS ("the Merger") will be permitted.

Further to the aforesaid, on February 10, 2015, the Board of Directors' subcommittee that was established for this matter, the audit committee and the Board of Directors of the Company approved the Company's engagement in a transaction with Eurocom DBS. In the transaction, the Company will acquire the entire holdings of Eurocom DBS in DBS ("the Acquisition Transaction"), which at this date represent 50.22% of the issued share capital of DBS (41.62% fully diluted) and all the shareholder loans provided by Eurocom to DBS. It was further decided that prior to the Acquisition Transaction, the Company and DBS will accept the merger terms and the Company will exercise the option granted, at no cost, for the allotment of DBS shares at a rate of 8.6% of the issued capital of DBS.

32

Notes to the Consolidated Financial Statements as at December 31, 2015

Under the terms of the acquisition transaction, the Company was required to pay Eurocom DBS NIS 680 million in cash on the closing date, against acquisition of the shares and shareholder loans. Eurocom DBS will also be entitled to two additional contingent considerations, as follows: the first additional consideration of up to NIS 200 million will be paid in accordance with the amount of the carry-forward losses of DBS used for tax purposes and the second additional consideration of up to NIS 170 million will be paid in accordance with the business results of DBS in the next three years.

On March 23, 2015, the general meeting of the Company's shareholders approved the acceptance of the merger terms and exercise of the option, and the Company's engagement in the Acquisition Transaction, as described above. Subsequently, the Company and DBS announced the acceptance of the merger terms, and on March 25, 2015, the Company exercised the option and it was allotted DBS shares at a rate of 8.6% of the issued capital of DBS, so that as from this date, the Company holds 58.4% of DBS. Accordingly, the Company consolidated the financial statements of DBS as from March 23, 2015 (the date that the general meeting approved exercise of the option to DBS shares by the Company). In view of the Company's holding of 49.78% of DBS shares prior to gaining control, the acquisition transaction was accounted for in the financial statements as a step acquisition.

The Company's engagement in the transaction with Eurocom DBS for acquisition of the entire holdings of Eurocom DBS in DBS is subject to the approval of the Ministry of Communications for transfer of control in DBS such that the Company will control DBS and will hold the entire issued and paid up share capital of DBS. This approval was received unconditionally on June 23, 2015, and on June 24, 2015, the transaction was completed. On the completion date, the Company transferred the cash consideration of NIS 680 million to Eurocom DBS and Eurocom DBS transferred its rights and the rights to DBS shares to the Company and assigned to the Company its entire rights in the shareholders loans of DBS. On completion of the transaction, DBS became a wholly owned subsidiary (100%) of the Company.

As at December 31, 2015, the Company has a liability to Eurocom DBS for the first additional consideration of NIS 204 million (including accrued interest) and NIS 29 million for the second additional consideration.

11.2.2	Valuation at the acquisition date

At the date of the business acquisition, the Company presented its investment in shares, share options and loans to DBS prior to acquisition of control, according to the equity method based on a valuation by an independent assessor. In accordance with the valuation, the fair value of the Company's investments prior to acquisition of control is estimated at NIS 1.076 billion. Accordingly, the Company recognized a profit of NIS 12 million from the gain of control under other operating income in the statement of income.

The valuation was based on the income approach, whereby the discounted cash flow method (DCF) was applied on the basis of the forecasted cash flow for 2015 through to 2019. The cash flow forecast was based on the results of DBS for 2011-2014 and the three months ended March 31, 2015. In the valuation, it was assumed that the market share of DBS is expected to remain stable and will be 42%-43% throughout the years of the forecast. It was also assumed that gradual erosion in the ARPU of DBS is expected between 2015 and 2018, while in 2019 and thereafter, it is expected that a fixed nominal ARPU will be maintained. The revenue forecast was based on the forecast of the number of users, average income and competition in the market.

33

Notes to the Consolidated Financial Statements as at December 31, 2015

Assumed cost of capital: 8.5% (net of tax). In addition, it was assumed that the permanent growth will be 1%.

The valuation was based on assumptions regarding the identity of the relevant market participant that might acquire the Company's holdings in DBS and does not take into account the specific operational and tax synergies between the companies.

11.2.3	Identifiable assets and liabilities acquired in a business combination:

March 23, 2015
NIS million
Cash and cash equivalents	299
Trade and other receivables	182
Broadcasting rights	449
Property, plant and equipment	801
Intangible assets (including excess cost attributed to customer relations and brand as described below)	1,284
Deferred tax asset, net of deferred tax liabilities (see Note 11.2.4 C below)	1,170
Debentures, loans, and borrowings (including excess cost attributed to debentures as described below)	(1,946)
Trade payables and other liabilities	(632)
Contingent liabilities (including excess cost attributed to contingent liabilities as described below)	(19)
Identifiable assets, net	1,588

11.2.4	Attribution of identifiable excess cost in the business combination

The Company attributed the acquisition cost in relation to the fair value of the assets and liabilities that were acquired in the business combination. The attribution was based on the valuation prepared by an external assessor. During the year, the attribution was adjusted as follows:

March 23, 2015
NIS million
Customer relations (see section A below)	790
Brand (see section B below)	347
Deferred tax asset, net of deferred tax liabilities (see section C below)	1,170
Debentures (see section D below)	(160)
Contingent liabilities (see section E below)	(10)
Goodwill (see section F below)	385
Total excess cost	2,522

A.	Customer relations: The valuation was based on the income approach, using the multi-period excess earning method. Under this approach, the value of the asset is derived from the present value of the cash flows that are expected to arise from it over the remaining economic life of the asset. Amortization will be based on the customer churn rate.

B.	Brand: The valuation was prepared in accordance with the relief from royalty method. In accordance with this method, the value of the asset is estimated as the present value of the appropriate royalty that the entity would have to pay a third party for the use of the asset, if the company did not own it. The useful life of the brand assumed in the model is 12 years.

C.	Deferred tax asset: Following completion of the acquisition transaction on June 24, 2015, and in accordance with the agreement in principle that was made with the Tax Authority regarding use of the carry-forward losses of DBS, the Company believes that will be able to take advantage of the tax asset for the accrued losses from future profits of DBS and due to the possible merger between the companies.

34

Notes to the Consolidated Financial Statements as at December 31, 2015

The Company accounted for completion of the acquisition transaction and the agreement in principle that was made with the Tax Authority as described in Note 6.6 after acquiring control, as new information obtained in the measurement period regarding the facts and circumstances that existed at the acquisition date and, therefore, as at December 31, 2015, the Company recognized a deferred tax asset at the date control was acquired and updated the liability for the first contingent consideration accordingly (retrospectively).

Composition of the tax asset:

March 23, 2015
NIS million
Tax asset for cumulative losses of DBS	1,426
Tax reserve for attributed excess cost	(256)
Deferred tax asset, net	1,170

D.	Debentures: The excess cost reflects the fair value of the debentures at the acquisition date based on a capitalization rate of 1.9%-2.3%.

E.	Contingent liabilities: The amounts represent a present obligation arising from a class action filed by DBS customers.

F.	Goodwill: Following the business combination with DBS, goodwill was recognized as follows:

March 23, 2015
NIS million
Consideration value	897
Fair value of the investment in DBS prior to the acquisition	1,076
Less the fair value of net identifiable assets	(1,588)
Goodwill	385

To assess impairment, goodwill of NIS 265 million was allocated to the domestic-fixed line communications segment, and goodwill of NIS 120 million was allocated to the multichannel television segment. Goodwill is allocated on the basis of the valuation of an external assessor and the Company's estimates regarding the cash-generating units that are expected to benefit from the synergy of the business combination.

11.2.5	Effect of the business combination on the statement of income

The contribution of DBS to Group revenue in 2015 amounted to NIS 1,333 million and its contribution to profit as from the date of the business combination amounted to NIS 49 million (this amount includes amortization of surplus cost amounting to NIS 43 million).

The management estimates that had the business combination taken place on January 1, 2015, the revenue in the consolidated statement of income would have increased by NIS 434 million and there would have been no significant change in consolidated profit in 2015. When determining the amounts, the management assumed that the fair value adjustments at the date of the business combination are the same as the adjustments that would have been received had the business combination taken place on January 1, 2015.

11.2.6	Shareholder loans

The Company provided a shareholder loan to DBS between 1999 and 2005. In addition, at the acquisition date of the rights of Eurocom in DBS in June 2015, as described in section 11.2.1 above, the Company acquired the shareholders loan provided by Eurocom to DBS. The total amount of the shareholder loans in accordance with the contractual terms and fair value as at December 31, 2015 (including interest and linkage differences) is NIS 5.1 billion and NIS 1.4 billion, respectively.

35

Notes to the Consolidated Financial Statements as at December 31, 2015

For the purpose of rating the Debentures (Series A) issued by DBS, with a balance of NIS 368 million as at December 31, 2015 (as described in Note 12.4 below), in 2007, DBS undertook to S&P Maalot (and to S&P Maalot alone) that it would not make any repayment on account of the shareholder loans proved to it up to the date that the undertaking is provided, until the end of the life of the debentures in July 2017.

It is noted that in December 2015, the Company provided another shareholder loan to DBS, amounting to NIS 323 million, as described in Note 12.4.3 below.

11.2.7	Financial position of DBS

Since the beginning of its operations, DBS has accumulated considerable losses. The losses of DBS in 2015 and 2014 amounted to NIS 354 million and NIS 322 million, respectively. As a result of these losses, as at December 31, 2015, DBS had an equity deficit and a working capital deficit of NIS 5,018 million and NIS 584 million, respectively.

The management of DBS believes that the financial resources at its disposal, which include the deficit in working capital and receipt of loans from the Company, will be sufficient for its operations for the coming year, based on the cash flow forecast approved by DBS’s board of directors.

11.3.	Equity-accounted associates

The Group's investment in associates as at December 31, 2015 includes the Company's investments in immaterial associates amounting to NIS 25 million.

The Group's investment in associates as at December 31, 2014 included the Company's investment in DBS amounting to NIS 1,026 million and from investments in other immaterial associates amounting to NIS 31 million. In 2015, the Company acquired control in DBS and started to consolidate its financial statements as described in Note 11.2 above.

12.	Debentures, Loans and Borrowings

12.1.	Composition:

	December 31, 2015	December 31, 2014
	NIS million	NIS million
Current liabilities
Current maturities of debentures	1,202	862
Current maturities of bank loans	711	619
	1,913	1,481
Non-current liabilities
Debentures	6,291	5,451
Bank loans	2,509	3,155
	8,800	8,606
	10,713	10,087

36

Notes to the Consolidated Financial Statements as at December 31, 2015

12.2.	Debentures and loan terms

		December 31, 2015		December 31, 2014
	Note	Carrying amount	Nominal value	Carrying amount	Nominal value	Interest rate range
		NIS million	NIS million	NIS million	NIS million
Loans
Total unlinked loans at variable interest	12.3	1,331	1,331	1,656	1,656	Prime -0.33% to +0.2%
Total unlinked loans at fixed interest	12.3	1,589	1,589	1,796	1,796	6.85% - 5%
Total unlinked loans at fixed interest	12.3	300	300	300	300	2.4%
CPI-linked loans at fixed interest		-	-	22	18	4.45% - 4.6%
Total loans		3,220	3,220	3,774	3,770
Debentures issued to the public
CPI-linked debentures at fixed interest - Series 5	12.3.1	310	251	613	503	5.3%
CPI-linked debentures at fixed interest - Series 6	12.3	3,087	2,874	3,165	2,874	3.7%
Unlinked debentures at variable interest - Series 7	12.3	734	734	734	734	One year Makam +1.4%
Unlinked debentures at fixed interest - Series 8	12.3	886	886	1,329	1,329	5.7%
Unlinked debentures at fixed interest - Series 9	12.3	388	388	-	-	3.65%
CPI-linked debentures at fixed interest - Series 10	12.3	400	400	-	-	2.2%
Total debentures issued to the public		5,805	5,533	5,841	5,440
Non-marketable debentures issued to financial institutions:
Unlinked debentures at fixed interest	12.3	400	400	400	400	6.65%
CPI-linked debentures at fixed interest	12.4	1,288	1,097	-	-	5.35% - 8.4%
CPI-linked debentures at fixed interest		-	-	72	58	4.4% - 4.6%
Total debentures issued to financial institutions		1,688	1,497	472	458
Total debentures		7,493	7,030	6,313	5,898

Total interest-bearing liabilities		10,713	10,250	10,087	9,668

12.3.	Loans and debentures issued by the Company

Below are details of the terms that the Company undertook for the loans that were received and the debentures that were issued:

12.3.1	For Debentures (Series 5), standard grounds were established for immediate repayment, including breach events, insolvency, dissolution procedures or receivership.

12.3.2	For Debentures (Series 6 to 10) and bank loans and for debentures issued to financial institutions in the amount of NIS 400 million, the Company has undertaken not to create additional pledges on its assets unless pledges are created at the same time in favor of the debenture holders and the lending banks (negative lien). The lien includes exceptions, including regarding a lien on assets that will be purchased or expanded by the Company, if the undertakings underlying the lien are created for the purchase or expansion of those assets and for the matter of a token lien.

37

Notes to the Consolidated Financial Statements as at December 31, 2015

12.3.3	For Debentures (Series 6 to 8) and bank loans and for debentures issued to financial institutions in the amount of NIS 400 million, standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third party lender calls for immediate repayment of the Company's debts in an amount exceeding the amount determined.

12.3.4	For Debentures (Series 6 to 10) and banks loans in the amount of NIS 2.03 billion as at December 31, 2015 (out of the total bank loans in the amount of NIS 3.2 billion), and for debentures issued to financial institutions in the amount of NIS 400 million, the Company has undertaken that if it the Company makes an undertaking towards any entity in respect of compliance with financial covenants, the Company will also provide the same undertaking to these debenture holders and banks (subject to certain exceptions).

12.3.5	For Debentures (Series 6 to 10), the Company has undertaken to the debenture holders to take steps so that, to the extent under its control, the debentures will be rated by at least one rating agency, so long as there are debentures of the relevant series in circulation.

12.3.6	In addition, for Debentures (Series 9 and 10), standard grounds were included for immediate repayment of the debentures, including events of default, insolvency, liquidation proceedings, or receivership, as well as the right to call for immediate repayment if a third party lender calls for immediate repayment of the Company's debts (in an amount exceeding NIS 150 million, if another series of marketable debentures is called for immediate repayment - an unlimited amount), in the event of the sale of more than 50% of the Group's assets (consolidated) such that communications will cease being the Group's main activity, in the event of a change of control following which the current controlling shareholders in the Company will cease being controlling shareholders (other than transfer of control to a transferee that received approval to control the Company in accordance with the provisions of the Communications Law or change in control under other circumstances that were established), in the event that a going concern qualification is recorded in the Company's financial statements for two consecutive quarters, in the event of a material deterioration in the Company's business compared with the situation at the time of the issue, and there is real concern that the Company will not be able to repay the debentures on time (as set out in section 35I(1)(a)(1) in the Securities Law), all under the terms set out in the deed of trust of the debentures.

As at December 31, 2015 and the approval date of the financial statements, the Company was in compliance with all its liabilities, there were no grounds to call for immediate repayment, and financial covenants were not set out as described above.

12.4.	Non-marketable debentures issued by DBS

12.4.1	DBS has two series of debentures with a balance of NIS 1,288 million as at December 31, 2015. The debentures were issued for institutional investors and were listed on the TACT-Institutional system of the TASE. Below are details of the terms that DBS undertook in respect of the debentures:

A.	Standard events were established (such as insolvency proceedings, default and exercise of pledges on most of the Company's assets), which, should they occur, after the warning periods that were established, will allow the right to call for immediate repayment of the debentures subject to the provisions in the deeds of trust, and the right to call for immediate payment if another debenture series issued by DBS is called for immediate repayment, if the balance for settlement exceeds the amount set out in the deed of trust ( a right that was cancelled for Debentures (Series B), following a letter of guarantee provided by the Company as described in section 12.4.2 below).

38

Notes to the Consolidated Financial Statements as at December 31, 2015

B.	In accordance with the deed of trust for Debentures (Series A) (with a par value of NIS 305 million as at December 31, 2015), DBS created an unlimited floating first lien in favor of Trustee A on all of its assets (other than exemptions arising from the provisions of the Communications Law), including a stipulation that limits additional pledges (subject to the exceptions set out in Deed of Trust A and the mortgage deed), and (subject to exceptions in accordance with the Communications Law) unlimited fixed first pledges on the rights and assets of DBS, including its rights under material agreements to which it is a party, its unissued registered capital, goodwill, certain intellectual property rights and insurance rights under its insurance policies.

Under Deed of Trust A, DBS may register first pledges in favor of additional holders of debentures that it might issue and/or add them to pledges in favor of Trustee A, without the consent of Trustee A.

12.4.2	In September 2015, the Company signed a letter of guarantee for the undertakings of DBS to pay the entire balance of its debts of NIS 1.05 billion to holders of Debentures (Series B), (amounting to NIS 792 million as at December 31, 2015) against a reduction of 0.5% in the annual interest rate for the debenture and cancellation of securities (which were similar to those registered in favor of Trustee A) and certain provisions of the deed of trust and the debenture (including the DBS's undertaking to comply with the financial covenants and restrictions on distribution of a dividend by DBS), all in accordance with the terms of the deed of trust of the debenture and the debenture. In accordance with the terms of the debenture, a reduction in the interest rate and cancellation of the collateral and certain provisions in the debentures are contingent on the rating of the Company not falling below a rating of AA- by Maalot or a corresponding rating ("the Minimum Rating"), a condition that was fulfilled as at the date of the guarantee. If, in the future, the rating of the Company falls below the Minimum Rating, then the reduction in the interest rate will be cancelled, the collateral that was cancelled will be provided again, the provisions that were cancelled will be applicable again, and the guarantee will expire.

12.4.3	Up to December 2015, DBS was a party to another debenture series opposite several institutions ("the 2012 Debentures"). On December 20, 2015, DBS paid the full unpaid balance of Debenture 2012 ahead of its repayment date plus a premature repayment fee of NIS 323 million through a loan provided by the Company at that date.

39

Notes to the Consolidated Financial Statements as at December 31, 2015

12.5.	Reportable credit

Below is information about the Group's reportable credit, in accordance with Legal Bulletin No. 104-15: Reportable Credit Events, issued by the Israel Securities Authority on October 30, 2011. All loans and debentures were taken by the Group without a specific purpose. The loan principal is repayable in equal payments with the interest payable on the outstanding loan principal, as set out in the table below.

Lender	Date of loan	Date of final repayment	Type of loan	Amount of the original loan or par value (NIS million)	Estimated reserve (plus interest payable) December 31, 2015 (NIS million)	Number of principal payments in the year	Principal payments as from	Number of interest payments in the year	Interest rate December 31, 2015	Fair value of the liability December 31, 2015 (NIS million)	Imputed effective interest at fair value as at December 31, 2015	Imputed effective interest at fair value as at December 31, 2014	Special conditions	Right to early repayment
Bank A*	May 12, 2011	November 12, 2020	Unlinked fixed interest NIS	500	505	2	2017	2	6.85%	576	2.1%	2.55%	Notes 12.3.2 to 12.3.4	Yes
Bank B**	May 12, 2011	November 12, 2020	Unlinked variable interest NIS	500	501	2	2017	2	Prime + 0.2%	501	1.8%	1.95%	Notes 12.3.2 to 12.3.4	Yes
Debentures (Series 5)	June 1, 2004	June 1, 2016	CPI-linked fixed interest	1,507	318	1	2011	1	5.30%	322	2.1%	0.97%	Note 12.3.1.	No
Debentures (Series 6)	July 3, 2011	December 1, 2022	CPI-linked fixed interest	2,874	2,962	1	2018	2	3.70%	3,278	1.43%	1.45%	Notes 12.3.2 to 12.3.5	No
Debentures (Series 7)	July 3, 2011	December 1, 2022	Unlinked variable interest NIS	734	735	1	2018	4	Makam + 1.4%	751	1.08%	0.93%	Notes 12.3.2 to 12.3.5	No
Debentures (Series 8)	July 3, 2011	June 1, 2017	Unlinked fixed interest NIS	1,329	890	1	2015	2	5.70%	933	0.46%	0.85%	Notes 12.3.2 to 12.3.5	No
Debentures (Series 9)	October 15, 2015	December 1, 2025	Unlinked fixed interest NIS	388	390	1	2022	2	3.65%	407	3.08%	-	Note 12.3	No
Debentures (Series 10)	October 15, 2015	December 1, 2025	CPI-linked fixed interest	400	401	1	2022	2	2.2%	406	2.04%	-	Note 12.3	No
DBS Debentures (Series A)	July 5, 2007	July 5, 2017	CPI-linked fixed interest	808	376	1	2010	2	8.4%	400	1.79%	2.44%	Note 12.4	No
DBS Debentures (Series B)	November 8, 2010	November 8, 2019	CPI-linked fixed interest	1,244	841	1	2013	2	5.35%	914	1.61%	2.62%	Note 12.4	No

* The Group's loans from Bank A amount to NIS 964 billion

* The Group's loans from Bank B amount to NIS 1.764 billion

For information about the Company's agreements for undertakings to provide credit for 2016-2017, see Note 12.6 below.

40

Notes to the Consolidated Financial Statements as at December 31, 2015

12.6.	Undertakings to provide credit for 2016-2017

In 2015, the Company entered into agreements with banks and financial institutions, whereby the Company received an undertaking from these institutions to provide credit to the Company in a total amount of NIS 1.4 billion to refinance its future debt in 2016 (with an average duration of between 4.6 to 4.9 years and a fixed NIS interest rate of 3.7% to 4.3%), and an undertaking to provide credit of NIS 600 million in 2017 (with an average duration of 4.5 years and an average fixed NIS interest rate of 4.3%).

The terms of all the undertakings and the loans to be provided thereunder include terms that are similar to the terms provided for other loans taken by the Company, as described in section 12.3 above, including the following: an undertaking to refrain from creating additional pledges on the Company's assets (with certain restrictions); an undertaking that if the Company assumes an undertaking towards a party in respect of compliance with financial covenants, the Company will also assume the same undertaking for this credit (subject to certain exceptions); and standard terms for immediate repayment (such as default events, insolvency, liquidation or receivership), and cross default (with certain restrictions), which will also apply, with the required changes, to the periods of the undertaking to provide credit.

In addition, some of the undertakings to provide credit in 2017 also include terms that are similar to the terms that were established for Debentures (Series 9 and 10) as set out in Note 12.3.6 above.

Subsequent to the date of the financial statements, the Company signed another agreement to provide a loan of NIS 300 million in 2017.

13.	Trade and Other Payables

	December 31, 2015	December 31, 2014
	NIS million	NIS million

Trade payables (open accounts)*	913	664

Other payables, including derivatives
Liabilities to employees and other liabilities for salaries	369	324
Institutions	79	127
Expenses due	90	110
Accrued interest	72	64
Deferred income	85	50
Derivative instruments	22	16
Other	27	19
Total other payables	744	710

Total trade and other payables	1,657	1,374

*	Of which, the carrying amount of trade payables that are related parties and interested parties as at December 31, 2015 amounts to NIS 17 million (as at December 31, 2014, NIS 3 million).

41

Notes to the Consolidated Financial Statements as at December 31, 2015

14.	Provisions

	Customer claims	Additional legal claims	Dismantling and clearing of cellular and other sites	Total
	NIS million	NIS million	NIS million	NIS million
Balance as at January 1, 2015	24	35	72	131
Provisions created	18	13	1	32
Provisions used	(4)	(4)	(4)	(12)
Provisions canceled	(3)	(2)	(20)	(25)
Consolidation of DBS	17	3	-	20
Balance as at December 31, 2015	52	45	49	146
Presented in the statement of financial position as:
Current provisions	52	45	3	100
Non-current provisions	-	-	46	46
	52	45	49	146

For further information about legal claims, see Note 16.

15.	Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For further information about share-based payments, see Note 25 below.

15.1.	Liabilities for employee benefits

		2015	2014
	Note	NIS million	NIS million
Current liabilities for:
Holiday		104	86
Sick pay	15.4	117	111
Voluntary redundancy	15.5	150	55
Current maturities of pensioner benefits	15.3.4	7	7
Total current liability for employee benefits		378	259
Non-current liabilities for:
* Liability for pensioner benefits	15.3.4	114	121
Severance compensation (net) (see composition below)	15.3.1	55	48
Early notice	15.3.3	16	20
Pension	15.3.2	55	44
Total non-current liabilities for employee benefits		240	233

Total liabilities for employee benefits		618	492

Composition of liabilities for severance pay:
Liabilities for severance pay		221	215
Fair value of plan assets		(166)	(167)
		55	48

42

Notes to the Consolidated Financial Statements as at December 31, 2015

15.2.	Defined contribution plans

15.2.1	Liabilities for employee benefits at retirement age in respect of the period of their service in the Company and its subsidiaries, and for employees to which Section 14 of the Severance Pay Law – 1963 applies, are covered in full by regular payments to pension funds and insurance companies

	2015	2014	2013
	NIS million	NIS million	NIS million
Amount recognized as an expense for a defined contribution plan	199	191	182

15.2.2	The pension rights of Company employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund ("the Makefet Fund"), which assumed the State's obligation following an agreement between the Government of Israel, the Company, the Histadrut and the Makefet Fund.

15.2.3	The severance obligation to employees who leave their employment on terms entitling them to compensation is covered, for the period from February 1, 1985, by regular contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law).

Severance pay for the period of employment in the civil service through January 31, 1985, is paid by the Company, and the monies accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees' rights.

15.2.4	For certain employees, the Group has an obligation to pay severance in excess of the amount accumulated in the compensation fund which is in the employees' names. See section 15.3.1 below.

15.3.	Defined benefit plans

Obligations for defined benefit plans in the Group include the following:

15.3.1	The severance obligation for the balance of the obligation not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components which the managements of the companies believe entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of Group companies in pension funds and insurance companies. The deposits in pension funds and insurance companies include accrued linkage differences and interest. Withdrawal of the reserve monies is contingent upon fulfillment of the provisions in the Severance Pay Law.

15.3.2	An obligation in accordance with the collective agreement of 2006 for employees who transferred from civil service to the Company, and who are entitled, following retirement, to a supplement in pension payments for the difference between the Civil Service Law and the standard policy of Makefet. The Company also has an obligation to a number of senior employees who are entitled to voluntary redundancy terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees

15.3.3	An obligation in accordance with the employment agreements of some of the senior employees in the Group for payment of a benefit for notice upon severance.

15.3.4	Company retirees receive, in addition to pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing for the upkeep of retiree clubs and social activities The Company's liability for these costs accumulates during the employment period. The Company’s financial statements include the liabilities for expected costs in the severance period.

43

Notes to the Consolidated Financial Statements as at December 31, 2015

15.4.	Provision for illness (other long-term benefit)

The financial statements include a provision in respect of redemption and use of sick leave. The right to accumulate sick leave was taken into account for all employees in the Group. Only employees eligible under the terms of the employment agreement may redeem sick leave. The provision was computed on the basis of an actuarial calculation, including the assumption of positive accumulation of days by most of the employees and use of days by the last in first out (LIFO) method.

15.5.	Termination benefits

15.5.1	According to the collective agreement of December 2006, between the Company and the employees union and the New Histadrut, and according to the amendment to the agreement of August 2015, the Company may, at its discretion, terminate the employment of 163 permanent employees in each of the years 2015-2021 (the Company’s right is accumulated over the years).

The Company recognizes expenses for voluntary redundancy when the Company is committed demonstrably, without realistic possibility of withdrawal, to a defined plan to terminate employment before the defined date, according to a defined plan. The collective agreement allows the Company to dismiss employees, but does not create a demonstrable commitment without realistic possibility of withdrawal. Accordingly, the expenses for voluntary redundancy are recognized in the Company's financial statements at the approval date of the plan.

In 2015, voluntary redundancy expenses amounted to NIS 117 million.

15.6.	Actuarial assumptions

The main actuarial assumptions for defined benefit plans at the reporting date are as follows:

15.6.1	Mortality rates are based on the rates published in Insurance Circular 2013-3-1 of the Ministry of Finance.

15.6.2	Churn rates were determined on the basis of the past experience of the Company and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

15.6.3	The discount rate (nominal) is based on the yield on linked high-quality corporate debentures with maturity dates approximating those of the gross obligation.

15.6.4	The main discount rates are as follows:

	December 31, 2015	December 31, 2014
	Average discount rate	Average discount rate
Severance compensation	4.1%	3.7%
Retirement benefits	4.74%	4.7%

15.6.5	Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management's assessments, distinguishing between the groups of employees. The main assumptions (in nominal terms) regarding salary increases of the main employee groups are as follows:

Salary increase assumptions
Permanent employees in the Company	Average adjustment of 7% for young employees, decreasing gradually to 2.7% at the age of 66.
Permanent employees in the Company	Average adjustment of 3.2% for young employees, decreasing gradually to 1.4% at the age of 66.
Company's employees that are not permanent	6.5% for young employees decreasing gradually to 0%, 3.5% for senior employees
Pelephone employees	An increase of 3.1% as from 2015, as set out in the collective agreement at Pelephone

44

Notes to the Consolidated Financial Statements as at December 31, 2015

Regarding the Company's employees, as well as the assumption of the age-dependent wage increase, an expected individual wage growth was assumed for 2016-2026, arising from the collective agreement that was signed in August 2015.

15.6.6	Sensitivity analysis for actuarial assumptions

Changes in the actuarial assumptions which are reasonably possible as at the reporting date, are not expected to have a material effect on the liabilities for employee benefits.

15.6.7	Average weighted useful life of liabilities for the main severance benefits:

	December 31, 2015	December 31, 2014
	Years	Years
Severance compensation	10.2	10.9
Retirement benefits	14.4	15.7

16.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include adequate provisions (as described in Note 14), where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at December 31, 2015 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 5.5 billion. There is also additional exposure of NIS 4 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 16.2 below.

45

Notes to the Consolidated Financial Statements as at December 31, 2015

16.1	Following is a detailed description of the Group's contingent liabilities as at December 31, 2015, classified into groups with similar characteristics:

		Provision	Additional exposure		Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	10	115		-
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	52	3,112		4,083
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	222		6
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	2	35		-
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,047	*	-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	19	15		-
Total legal claims against the Company and subsidiaries		97	5,546		4,089

*	This sum includes a total exposure of NIS 2 billion for a claim filed by a shareholder against the Company and officers in the Company, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (according to the method of calculating the damage to be determined).

16.2	Subsequent to the reporting date, claims amounting to NIS 93 million were filed against Group companies. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 549 million came to an end.

46

Notes to the Consolidated Financial Statements as at December 31, 2015

17.	Agreements

17.1	Group companies have operating lease agreements for land, property and vehicles used by Group companies. The minimum future contractual rental payments during the next five years, calculated according to the rental fees in effect as at December 31, 2015, are as follows:

	Real estate	Vehicles	Total
Year ended December 31	NIS million	NIS million	NIS million
2016	238	132	370
2017	227	104	331
2018	174	62	236
2019	139	-	139
2020	99	-	99
2021 onwards	104	-	104
	981	298	1,279

17.2	In May 2013, Pelephone signed an agreement with Apple International (“Apple”) for continued acquisition and distribution of iPhones in Israel. According to the agreement, under certain circumstances, Pelephone is required to purchase a minimum number of iPhones every year for three years at the prices in effect at the manufacturer on the actual purchase date. Pelephone believes that, similar to previous years, these quantities will constitute a substantial part of the quantities of iPhones that it expects to sell in the agreement period.

17.3	Pelephone has open orders for the acquisition of terminal equipment amounting to NIS 74 million (as at December 31, 2014, NIS 95 million).

17.4	DBS has agreements for the acquisition of channels. In 2015, expenses for consumption of channels acquired by DBS amounted to NIS 287 million.

17.5	For information about agreements for the acquisition of broadcasting rights by DBS, see Note 7. For information about agreements for the purchase of property, plant and equipment, see Note 8.6 above.

17.6	On October 26, 2015, the District Planning and Building Committee approved the validation of the outline plan for an area of 70 dunam (net) for warehouses and offices in Saqiya (near the Messubim junction). As at this date, the Company is entitled to receive this area in a capitalized lease contract for 49 years that commenced on March 22, 1993 with an option to extend for another 49 years, for no consideration. This right was granted to the Company under the settlement agreement of May 15, 2003 between the Company and the government of Israel and the Israel Lands Administration, which was given the force of a court ruling on March 10, 2004. Exercise of the right is subject to approval from the planning institutions for planning the complex, which was received on October 26, 2015.

As at the reporting date, the fair value of the Company's rights to the land is estimated at NIS 450 million.

17.7	For information about agreements for undertakings to provide credit for 2016-2017, see Note 12.6 above.

17.8	For information about agreements with related parties, including the agreement between DBS and Space Communications Ltd. for the lease of space segments, see Note 28.3.2.

18.	Securities, Pledges and Guarantees

The Group's policy is to provide tender, performance and legal guarantees. In addition, the Company provides bank guarantees, where necessary, for banking obligations of subsidiaries.

18.1	The Group companies have guarantees of NIS 190 million in favor of the Ministry of Communications to secure the terms of their licenses (mostly linked to the USD exchange rate).

18.2	The Group companies have bank guarantees totaling NIS 92 million in favor of third parties.

18.3	For information about the conditions for loans and borrowings, see Note 12.

47

Notes to the Consolidated Financial Statements as at December 31, 2015

18.4	For information about the guarantee provided by the Company in respect of DBS's liability for Debentures (Series B), see Note 12.4.2.

19.	Capital

19.1.	Share capital

	Registered share capital		Issued and paid up share capital
	Number of shares		Number of shares
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Ordinary shares of NIS 1 par value	2,825,000,000	2,825,000,000	2,762,148,573	2,743,283,920

19.2.	Dividends

19.2.1	Dividend distribution policy

On August 4, 2009, the Board of Directors resolved to distribute a dividend to the shareholders amounting to 100% of the semi-annual profit (after tax) (profit for the period attributable to the shareholders of the Company), in accordance with the consolidated financial statements of the Company. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the Board of Directors of the Company regarding the Company’s ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, the Company's operations and liabilities, the cash balance, its plans and position as will be from time to time and subject to the approval of the general meeting of the Company's shareholders regarding any specific distribution, as set out in the articles of association of the Company. As at the publication date, the policy is in effect.

It is noted that following the Board of Director's resolution of February 10, 2015 regarding the Company's engagement with Eurocom DBS for acquisition of the full holdings of Eurocom DBS in DBS, the Board of Directors determined that the revaluation gains, which are expected to arise for the Company in accordance with accounting principles, if the transaction is completed, will be excluded from the dividend policy and will not be distributed as a dividend. These gains amounted to NIS 12 million.

19.2.2	Distributions made by the Company in 2014-2015:

	Distributed amount	2015		2014
Distribution date	per share (NIS)	NIS million		NIS million
April 4, 2014	0.294	-		802
October 2, 2014	0.463	-		1,267
May 27, 2015	0.307	844		-
October 26, 2015	0.339	933	*	-
		1,777		2,069

*	The dividend is distributed for profits of the first half of 2015 amounting to NIS 945 million less revaluation gains of NIS 12 million for the gain of control in DBS, which were excluded from the Company's dividend policy as explained in Note 19.2.1 above.

19.2.3	On March 16, 2016, the Board of Directors of the Company resolved to recommend to the general meeting of the Company's shareholders the distribution of a cash dividend to the shareholders in the amount of NIS 776 million. As at the approval date of the financial statements, the dividend has not yet been approved by the general meeting.

19.2.4	The Company also issued share options to employees, managers and senior employees in the Group (see Note 25).

48

Notes to the Consolidated Financial Statements as at December 31, 2015

20.	Revenues

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	1,543	1,636	1,908
Internet - infrastructure	1,530	1,394	1,283
Transmission and data communication	840	802	794
Other services	212	220	220
	4,125	4,052	4,205
Cellular communications
Cellular services and terminal equipment	1,948	2,399	2,744
Sale of terminal equipment	884	966	1,000
	2,832	3,365	3,744

International communications, internet and NEP services	1,487	1,425	1,367

Multichannel television	1,333	-	-

Other	208	213	247

	9,985	9,055	9,563

21.	General and Operating Expenses

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million
Terminal equipment and materials	880	928	1,071
Interconnectivity and payments to domestic and international operators	909	847	905
Maintenance of buildings and sites	616	639	607
Marketing and general	640	603	614
Content costs	458	58	65
Services and maintenance by sub-contractors	199	137	162
Vehicle maintenance	167	154	152
	3,869	3,366	3,576

Operating and general expenses are presented net of expenses of NIS 63 million recognized in 2015 for investments in property, plant and equipment and intangible assets (in 2014, NIS 63 million and in 2013, NIS 64 million),

22.	Salaries

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million
Salaries and incidentals - operating	1,871	1,691	1,741
General and administrative	585	560	589
Share-based payments	-	1	34
Total salaries and incidentals	2,456	2,252	2,364
Less salaries recognized in investments in property, plant and equipment and intangible assets	499	484	492
	1,957	1,768	1,872

49

Notes to the Consolidated Financial Statements as at December 31, 2015

23.	Other Operating Expenses (Income), Net

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million
Profit from the sale of property, plant and equipment (mainly real estate)	(234)	(175)	(167)
Profit from sale of the shares of Coral Tell	-	(582)	-
Provision for severance pay in voluntary redundancy (see Note 15.5)	117	176	90
Others	22	(5)	62
Other operating income, net	(95)	(586)	(15)

24.	Financing Expenses (Income), Net

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million
Interest expenses for financial liabilities	339	386	428
Linkage and exchange rate differences	51	44	58
Financing expenses for employee benefits	16	21	15
Reduction of the provision for assessor interest expenses (see Note 6.6.2)	(76)	-	-
Other financing expenses	46	35	72
Total financing expenses	376	486	573
Income for credit in sales	52	84	122
Interest and linkage differences from loans to an associate	21	213	226
Other financing income, net	40	59	80
Total financing income	113	356	428

Financing expenses, net	263	130	145

25.	Share-Based Payments

As of December 31, 2015, the Company has one option plan settled in shares through the net exercise mechanism. All the options that were granted are non-marketable, the exercise price is adjusted for changes in capital and distribution of a dividend. Additional information:

Name of plan	Number of options granted (before forfeiture and exercise) (thousands)	Number of options in circulation as at December 31, 2015 (in thousands)	Exercise price as at December 31, 2015 (NIS)	Weighted average of remaining contractual life
Employee option plan of 2010	69,495	4,347	2.72	One month

In 2015, 27 million options were exercised, for which the Company issued 19 million ordinary shares of NIS 1 par value each.

50

Notes to the Consolidated Financial Statements as at December 31, 2015

26.	Earnings per Share

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to holders of ordinary shares, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	2015	2014	2013
	NIS million	NIS million	NIS million

Profit attributable to holders of ordinary shares	1,721	2,111	1,771

Weighted average number of ordinary shares (basic)	2,750	2,736	2,726
Effect of share options exercised	13	19	15
Weighted average number of ordinary shares (diluted)	2,763	2,755	2,741

The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted share prices for the period in which the options were outstanding.

27.	Segment Reporting

27.1	The Group operates in various segments in the communications sector, so that every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group's management and internal reporting structure.

Each company provides services in the segment in which it operates, using the property, plant and equipment and the infrastructure it owns (see also Note 20). The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly in the matter of the technology and competition in the segment in which it operates. Accordingly, the separable component in the Group is each company in the Group.

Based on the above, the business segments of the Group are as follows:

1.	Bezeq The Israel Telecommunication Corp. Ltd.: fixed line domestic communications

2.	Pelephone Communications Ltd.: cellular communications

3.	Bezeq International Ltd.: international communications, internet services and network end point

4.	DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the "Other" item. Other operations include call center services (Bezeq Online) and online shopping and classified ads, (through Walla). These operations are not reported as reporting segments as they do not fulfill the quantitative thresholds.

Inter-segment pricing is set at the price determined in a transaction between unrelated parties.

The results, assets and liabilities of a segment include items directly attributable to that segment, as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period for acquisition of property, plant and equipment and intangible assets.

It is noted that the Company's investment in DBS was accounted for using the equity method up to March 23, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group as described in Note 11.2 above. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

27.2	After DBS became a wholly-owned subsidiary of the Company on June 24, 2015, the Company updated the internal management reporting structure for financing income for the shareholders loans that were provided to DBS. Accordingly, the Company restated financing income under the separate interim financial information. As from 2015, the Company no longer recognizes financing income for the shareholders loans under the financing income of the fixed-line domestic communications segment. Financing expenses in the multichannel television segment include financing expenses for the loans without any change. The comparative figures were restated to reflect the change in the reporting structure: financing income in the amount of NIS 213 million was eliminated in the fixed-line domestic communications segment for the year ended December 31, 2014, and NIS 226 million in the year ended December 31, 2013.

51

Notes to the Consolidated Financial Statements as at December 31, 2015

27.3	Operating segments

	Year ended December 31, 2015
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,122	2,831	1,485	1,774	197	(440)	9,969
Inter-segment revenues	285	59	93	-	24	(445)	16
Total revenues	4,407	2,890	1,578	1,774	221	(885)	9,985

Depreciation and amortization	725	419	132	322	13	73	1,684

Segment results – operating profit (loss)	2,148	157	240	250	(15)	(210)	2,570
Finance expenses	362	4	15	635	2	(642)	376
Financing income	(30)	(53)	(7)	(32)	(17)	26	(113)
Total financing expenses (income), net	332	(49)	8	603	(15)	(616)	263

Segment profit (loss) after financing expenses, net	1,816	206	232	(353)	-	406	2,307
Share in profits (losses) of associates	-	-	-	-	(2)	14	12
Segment profit (loss) before income tax	1,816	206	232	(353)	(2)	420	2,319
Income tax	492	55	60	1	-	(10)	598
Segment results – net profit (loss)	1,324	151	172	(354)	(2)	430	1,721

Segment assets	7,311	3,269	1,160	1,667	659	1,163	15,229
Investment in associates	-	-	4	-	7	14	25
Goodwill	-	-	6	-	10	1,409	1,425
Segment liabilities	12,117	513	343	6,685	104	(5,494)	14,268
Investments in property, plant and equipment and intangible assets	837	419	127	281	33	(80)	1,617

52

Notes to the Consolidated Financial Statements as at December 31, 2015

	Year ended December 31, 2014
	Domestic fixed-line communication		Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million		NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,045		3,361	1,419	1,724	209	(1,724)	9,034
Inter-segment revenues	272		58	85	-	17	(411)	21
Total revenues	4,317		3,419	1,504	1,724	226	(2,135)	9,055

Depreciation and amortization	688		430	130	297	23	(287)	1,281

Segment results – operating profit	1,980		449	232	273	629	(337)	3,226
Finance expenses	472		21	18	620	2	(647)	486
Financing income	(72	)*	(77)	(9)	(26)	(11)	(161)*	(356)
Total financing expenses (income), net	400	*	(56)	9	594	(9)	(808)*	130

Segment profit (loss) after financing expenses, net	1,580	*	505	223	(321)	638	471 *	3,096
Share in profits (losses) of associates	-		-	1	-	(3)	(168)	(170)
Segment profit (loss) before income tax	1,580	*	505	224	(321)	635	303 *	2,926
Income tax	478		132	60	1	147	(3)	815
Segment results – net profit (loss)	1,102	*	373	164	(322)	488	306 *	2,111

Segment assets	8,483		3,541	1,207	1,820	682	(2,517)	13,216
Investment in associates	-		-	4	-	11	1,042	1,057
Goodwill	-		-	6	-	10	1,024	1,040
Segment liabilities	12,369		696	392	6,484	107	(7,176)	12,872
Investments in property, plant and equipment and intangible assets	835		339	110	332	17	(332)	1,301

53

Notes to the Consolidated Financial Statements as at December 31, 2015

	Year ended December 31, 2013
	Domestic fixed-line communication		Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million		NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,198		3,741	1,365	1,633	241	(1,633)	9,545
Inter-segment revenues	280		68	68	2	21	(421)	18
Total revenues	4,478		3,809	1,433	1,635	262	(2,054)	9,563

Depreciation and amortization	683		458	130	263	31	(254)	1,311

Segment results – operating profit	1,998		608	227	268	(4)	(278)	2,819
Finance expenses	534		46	23	654	6	(690)	573
Financing income	(91	)*	(137)	(9)	(7)	-	(184)*	(428)
Total financing expenses (income), net	443	*	(91)	14	647	6	(874)*	145

Segment profit (loss) after financing expenses, net	1,555	*	699	213	(379)	(10)	596 *	2,674
Share in profits (losses) of associates	-		-	1	-	-	(253)	(252)
Segment profit (loss) before income tax	1,555	*	699	214	(379)	(10)	343 *	2,422
Income tax	410		178	56	2	5	-	651
Segment results – net profit (loss)	1,145	*	521	158	(381)	(15)	343 *	1,771

* Restated See section 27.2 above

54

Notes to the Consolidated Financial Statements as at December 31, 2015

27.2.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million
Revenues
Revenues from reporting segments	10,649	10,964	11,355
Revenues from other segments	221	226	262
Cancellation of revenues from inter-segment sales except for revenues from sales to an associate reporting as a segment	(445)	(411)	(421)
Cancellation of revenues for a segment classified as an associate (up to the date of acquisition of control)	(440)	(1,724)	(1,633)
Consolidated revenues	9,985	9,055	9,563

Profit or loss
Operating profit for reporting segments	2,795	2,934	3,101
Cancellation of expenses for a segment classified as an associate (up to the date of acquisition of control)	(59)	(273)	(268)
Financing income (expenses), net	(263)	(130)	(145)
Share in profits (losses) of associates	12	(170)	(252)
Profit (loss) for operations classified in other categories and other adjustments	(16)	574	(5)
Amortization of excess cost	(150)	(9)	(9)
Consolidated profit before income tax	2,319	2,926	2,422

	December 31, 2015	December 31, 2014
	NIS million	NIS million
Assets
Assets from reporting segments	13,417	15,061
Assets attributable to operations in other categories	676	703
Goodwill not attributable to an operating segment	1,409	1,024
Surplus cost not attributable to an operating segment	2,173	-
Investment in an associate (mainly loans) reported as a segment	-	1,026
Cancellation of assets for a segment classified as an associate	-	(1,820)
Less inter-segment assets and other adjustments	(996)	(681)
Consolidated assets	16,679	15,313

Liabilities
Liabilities from reporting segments	19,658	19,941
Liabilities attributable to operations in other categories	104	107
Cancellation of liabilities for a segment classified as an associate	-	(6,484)
Less inter-segment liabilities	(5,494)	(692)
Consolidated liabilities	14,268	12,872

55

Notes to the Consolidated Financial Statements as at December 31, 2015

28.	Transactions with Interested and Related Parties

28.1.	Identity of interested and related parties

The Company’s interested and related parties as defined in the Securities Law and in IAS 24 – Related Party Disclosures include mainly B Communications Ltd. ("B Communications), related parties of B Communications, associates, directors and key management personnel in the Company or the parent company and a person who is close to a family member of any of these individuals.

28.2.	Balances with interested and related parties

	December 31
	2015	2014
	NIS million	NIS million
Trade receivables - associates	9	15
Loan to an associate *	-	2,181
Liabilities to related parties, net *	(17)	(41)
Liability to Eurocom DBS Ltd. for contingent consideration (see Note 11.2.1)	(233)	-

*	The Company provided a shareholder loan to DBS between 1999 and 2005. As from the date of acquisition of control in DBS as described in Note 11.2 above and consolidation of the financial statements of DBS in the Group's consolidated financial statements, these loans are not shown in the statement of financial position.

28.3.	Transactions with interested and related parties

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million
Revenues
From associates (including financing income for shareholders' loans) *	30	229	246
From related parties	10	9	8
Expenses
To related parties	127	119	126
To associates	3	1	7
Property, plant and equipment
Related parties	76	76	66
Acquisition of holdings from Eurocom DBS in DBS (see Note 11.2.1)	913	-	-

*	Income from associates is mainly from financing income for the shareholder loans to DBS described in Note 11.2.6 and Note 28.2 above.

Transactions with interested and related parties

28.3.1	Negligible transactions

On March 7, 2011, the Company’s Board of Directors resolved to adopt guidelines and regulations to classify a transaction of the Company or its subsidiary with an interested party as a negligible transaction, which is not an extraordinary transaction, as set out in Article 41(A)(6) of the Securities Regulations (Annual Financial Statements), 2010 (“the Annual Financial Statements Regulations”). These guidelines and regulations are also used to assess the scope of disclosure in the periodic report and prospectus (including shelf offering reports) regarding a transaction of the Company, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest as set out in Article 22 of the Securities Law (Periodic and Immediate Reports), 1970 (“the Periodic Reports Regulations”) and Article 54 of the Securities Regulations (Prospectus Details and Draft Prospectus – Structure and Form), 1969, and to assess the need to submit an immediate report for the transaction of the Company, as set out in Article 37(A)(6) of the periodic reports regulations (types of transactions determined in the financial statements regulations) and the prospectus details regulations referred to above ("the Interested Party Transactions").

56

Notes to the Consolidated Financial Statements as at December 31, 2015

From time to time, the Company and its subsidiaries carry out negligible transactions, which are not extraordinary transactions, with an interested party in the Company or with related parties, of the types and nature detailed below:

1.	Sales of communications services and products by Group companies, including: basic communication services (telephony, transmission and PRI) and hosting at server farms; cellular services, value added services and sales and upgrading of cellular end equipment; web browsing services, international telephony services, hosting services and data communication services; multichannel television services

2.	Purchase of devices from Eurocom Group companies (companies owned by the controlling shareholder of the Company or companies controlled by the controlling shareholder at the approval date of the agreement), including acquisition of electronic equipment, terminal equipment, communication equipment, and pit covers

3.	Acquisition of maintenance and development services from companies in the Eurocom Group, including maintenance, development and upgrading services for systems used in the Group companies, maintenance and spare parts for exchanges, content development services and communication applications.

4.	Sales of maintenance, upgrading and development services by Group companies, including: maintenance of equipment, content development services and communication applications

5.	Sale of user rights in communication infrastructure, call transfer, including sale of user rights in international communication infrastructure and supply of a local segment in Israel, hosting services at server farms, and reciprocal call transfer and completion agreements with Eurocom Group companies.

6.	Placement and outsourcing services

7.	Rental, management and real estate acquisition agreements, including rental of areas used for communication facilities and warehouses; and rental of areas to Eurocom Group companies in properties owned by the Company

8.	Acquisition of advertising and content services, including agreements to acquire media slots from media companies in the Eurocom Group; agreement for to use content on Pelephone's cellular portal; acquisition of portals from Eurocom Group companies; media content management services by Eurocom Group companies.

9.	Transactions relating to joint marketing, advertising, discounts and sponsorship with Eurocom Group companies or related to products of Eurocom Group companies, including distribution agreements (dealer) for marketing Company services, joint marketing campaigns, consignment agreements for the sale of Eurocom Digital Communications equipment, and technological sponsorship at exhibitions organized by the Company.

10.	Contribution to the community together with Eurocom Group companies and contribution to organizations/projects in which the controlling shareholder of the Company or his relative volunteers as an officer. These contributions are part of the Company's contribution policy.

In the absence of special qualitative considerations all the circumstances, a transaction that is in the Company’s regular course of business, is carried out in market conditions and has no material effect on the Company, shall be deemed negligible if all the following parameters exist:

A.	The amount of the transaction does not exceed NIS 10 million.

57

Notes to the Consolidated Financial Statements as at December 31, 2015

B.	The Company is not required to issue an immediate report for the transaction under Article 36 of the periodic reports regulations or any other law.

C.	The transaction does not include the terms of the office and employment (as defined in the Companies Law, 1999, ("the Companies Law") of an interested party or his relative, and does not constitute a transaction as set out in section 270(4) of the Companies Law (transaction of a public company with a holder of control therein, directly or indirectly, including through a company he controls, in respect of receiving services from it by the Company and if such person is also an officer - as to the conditions of his office and employment, and if he is an employee of the Company but not an officer, as to his employment by the Company).

According to the provisions of the Companies Law, as amended from time to time, once a year, before publication of the annual financial statements, the audit committee will review the parameters set out above, and whether they require updating. In general, each transaction will be tested separately for negligibility. Notwithstanding the aforesaid, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for negligibility, provided the scope of the transaction does not exceed NIS 10 million, as set out above.

The Board of Directors may, from time to time and at its discretion, amend the parameters for a negligible transaction. This amendment will be duly reported.

58

Notes to the Consolidated Financial Statements as at December 31, 2015

28.3.2	Below are transactions listed in section 270(4) of the Companies Law, which are not considered as negligible transactions

Approval date of the general meeting (after approval of the Company's audit committee and Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction	Nature of the personal interest

April 25, 2013

Approved by the Company's Board of Directors in accordance with the Companies Regulations (Relief in Transactions with Interested Parties), 2000 ("the Relief Regulations for Transactions with Interested Parties")

	Extension of the arrangements approved at the Company's general meeting on October 14, 2010, between the Company and DBS and between Bezeq International and DBS for reciprocal marketing of products and services until December 31, 2015	The fees to be paid by the parties to each other will be in accordance with the criteria approved by the general meeting as part of the original approval for the agreement	Section B below
May 8, 2013	Approval of the Company's vote at the general meeting of DBS in favor of DBS's agreement with Space Communications Ltd. ("Space Communications") for leasing space segments, in which the original agreement will be amended and extended. The agreement is valid until the end of 2028.	Total amount of up to USD 227 million (net including discounts for satellite segments leased in the existing agreement)	Section D below.
June 13, 2013	The amendment to the Company's three-year agreement with Eurocom Communications Ltd. ("Eurocom Communications") for ongoing management and consultation services valid until May 31, 2016, unless one of the parties announces its intention to terminate the agreement with three months’ notice. For further information see section E below.	NIS 5.5 million per year	Section E below
November 6, 2013 Approved by the Company's Board of Directors in accordance with the relief regulations for transactions with interested parties	Amendment and extension of the agreement between DBS and Eurocom Digital Communications Ltd. ("Eurocom") and Advanced Digital Broadcast SA ("ADB") for the purchase of YesMaxTotal3 converters, for a period up to December 31, 2016.	The total cost will be USD 10 million per year	Sections A and B below
January 27, 2014	Approval of the Company's vote at the general meeting of DBS in favor of DBS's agreement with Eurocom and ADB for the acquisition of an additional quantity of yesMaxTotal converters and power supplies for yesMax HD converters, until June 30, 2015.

For converters: Total cost of USD 14 million In addition, there is an additional 2.42% of the price for the cost of the hard drive only, if there are changes due to an increase in hard drive prices

For power supplies: a total cost of USD 197 thousand

Sections A and B below
November 27, 2014 Approved by the Company's Board of Directors in accordance with the relief regulations for transactions with interested parties	Extension of supplier credit terms in accordance with the agreement between DBS and Space Communications for lease of space segments, up to December 31, 2014.	NIS 874 thousand	Section D below.

59

Notes to the Consolidated Financial Statements as at December 31, 2015

Approval date of the general meeting (after approval of the Company's audit committee and Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction	Nature of the personal interest
January 14, 2015	Approval of the Company's vote at the general meeting of DBS in favor of DBS's agreement with Eurocom and ADB for the order of an additional quantity of yesMaxTotal converters, until December 31, 2015.	A total cost of USD 12 million and an additional price of up to 1.9% for the cost of the hard drive only, if there are changes due to an increase in hard drive prices	Sections A and B below
March 23, 2015	Approval of the Company's acquisition agreement with Eurocom DBS Ltd. ("Eurocom DBS") whereby the Company will acquire the entire holdings of Eurocom DBS in DBS shares DBS and all the shareholder loans provided by Eurocom DBS to DBS (including acceptance of the terms established by the Antitrust Commissioner's in his approval of the merger on March 26, 2014, both by the Company and by DBS, and announcement of the exercise of the Company's option for the allotment of 6,221 DBS shares, at no cost, representing 8.6% of the share capital of DBS).

The total cost is comprised of:

A Total cash of NIS 680 million

B. Total cash of up to NIS 200 million (subject to certain conditions)

C. Total cash of up to NIS 170 million (subject to certain conditions) For information about the conditions relating to B and C, see Note 11.2 above.

Section F below.
October 19, 2015	Approval of the Company's vote at the general meeting of shareholders of DBS in favor of DBS's agreement with Eurocom and ADB for the order of yesMaxTotal3 converters, under the existing agreement, until December 31, 2017	Total cost of USD 14 million	Section A and B below
December 8, 2015	Amendment to the framework agreement between Pelephone and Eurocom Cellular Communications Ltd., so that it will be extended to other products and brands, including related services for all products and its extension until December 31, 2018 (or three years after the acquisition date of any additional products or brands, whichever is earlier).	Annual scope of up to NIS 50 million (for all the products)	Section C below

A transaction with a controlling shareholder that is not an irregular transaction that was in effect in the reporting period:

Approval date of the general meeting (after approval of the Company's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction	Nature of the personal interest
November 27, 2014 Approved by the Company's Board of Directors as a transaction with a controlling shareholder that is not an irregular transaction	The Company's agreement to bring forward payments with Eurocom, according to which DBS may advance, at the supplier's request, payments that are due, or will be due, to Eurocom for orders of converters.	Up to a total cost of USD 6 million	Sections A and B below

60

Notes to the Consolidated Financial Statements as at December 31, 2015

The financial values of the transactions described in section 28.3.2 above, which were carried out in 2015, are as follows.

Amounts included in the consolidated statement
NIS million
Expenses	105
Property, plant and equipment	46
Acquisition of Eurocom DBS holdings in DBS (see Note 11.2.1)	913

A.	B Communications Ltd., the controlling shareholder of the Company, has a personal interest, since Eurocom is a related company to B Communications. Eurocom is controlled by Eurocom Communications, which is the controlling shareholder (tiered) of B Communications.

In addition, the director Shaul Elovitch has a personal interest as the controlling shareholder (tiered) in Eurocom Communications; directors Or Elovitch and Orna Elovitch-Peled have a personal interest being a relative of the controlling shareholder; the director Amikam Shorer has a personal interest being an employee and/or officer in Eurocom Group companies.

B.	B Communications has a personal interest in the transaction, since as at the date of this transaction, 50.2% of the shares of DBS were held by Eurocom DBS Ltd, which is controlled by Eurocom Communications, the controlling shareholder (tiered) of B Communications.

In addition, the directors Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, and Amikam Shorer have a personal interest as described in section A above.

C.	B Communications has a personal interest in the transaction, since Eurocom Cellular Communications Ltd. (a party to the transaction) is a related company to B Communications. Eurocom Cellular Communications Ltd. is controlled by Eurocom Communications, which is the controlling shareholder (linked) of B Communications.

In addition, the directors Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, and Amikam Shorer have a personal interest as described in section A above.

D.	See section B above; in addition, Or Elovitch, Shaul Elovitch, and Amikam Shorer serve as directors in Space Communications (Or Elovitch serves as chairman of the board of directors of Space Communications).

E.	Eurocom Communications will provide the services of Shaul Elovitch, who will serve as executive chairman of the Board of Directors of the Company and its subsidiaries. Executive chairman services will be provided in a scope of 70% and will include: service as active chairman of the Board of Directors of the Company and all its subsidiaries; management of work interfaces with the managements of the Company and its subsidiaries; active supervision authority for the effective management and performance of the Board of Directors of the Company and its subsidiaries; management of formation of the Group's strategy (subject to approval by the Company's Board of Directors); and more

Eurocom will provide directors on its behalf, to serve on the boards of directors of the Company and the subsidiary companies, in addition to the chairman of the board of directors.

Eurocom will also provide ongoing consultation services in diverse areas, in a monthly scope of at least 45 hours of monthly consulting services, provided by Or Elovitch, Amikam Shorer, and any other party set out in the agreement.

For services provided by the Eurocom Communications as described above, the Company will pay the following consideration to Eurocom Communications: (a) NIS 1.7 million per year for the participation of directors serving on behalf of the Company's controlling shareholders, as part of their membership and position as directors in the Company and/or its subsidiaries and the various committees, subject to adjustments in accordance with their number and presence in meetings; (b) NIS 3.5 million per year for the service and activities of Shaul Elovitch as active chairman of the boards of directors of the Company and its subsidiaries; (c) NIS 324 thousand per year for ongoing consultation services.

61

Notes to the Consolidated Financial Statements as at December 31, 2015

F.	B Communications has a personal interest in the approval of the transaction, since as at the date of the transaction, B Communications is a company controlled (indirectly) by Eurocom Communications, which is controlled by Shaul and Yosef Elovitch (linked and indirectly), who are also the controlling shareholders in Eurocom DBS (through other companies and indirectly), which, as at the transaction date, held DBS shares.

The controlling shareholders have another personal interest arising from the fact that upon acceptance of the merger conditions by DBS as set out above, Eurocom DBS was released from its obligation to sell its shares in DBS, which was imposed on it by the Antitrust Commissioner as described in Note 11.1.1. above. To the best of the Company's knowledge, Eurocom Communications is a private company controlled by Eurocom Holdings (1979) Ltd., a private company controlled by Shaul Elovitch and his brother Yosef Elovitch.

The controlling shareholders have an additional personal interest arising from the purchase of liability insurance for directors for their service on the board of directors of DBS in the period up to the completion date of the acquisition transaction, as set out in the table.

G.	For further information about the transactions included in section 270(4) of the Companies Law, regarding D&O insurance and indemnity, see Note 28.6 below.

28.4.	Benefits for key officers

Benefits for employment of key managers, including:

	Year ended December 31
	2015	2014	2013
	NIS thousands	NIS thousands	NIS thousands
Number of managerial key officers	5	4	4
Salary (28.4.1)	8,519	7,468	8,078
Bonus:	7,375	5,940	5,302
Share-based payments	(130)	(651)	2,578
	15,764	12,757	15,958

28.4.1	Key officers in the Group include the chairman of the Board of Directors (who is not entitled to remuneration for his position, beyond the consideration paid as part of the management services agreement with Eurocom Communications Ltd.), the CEO of the Company and the CEOs of Bezeq International, DBS (as from March 23, 2015, the date of initial consolidation of DBS in the financial statements of the Group), Pelephone (as from November 8, 2015), and the former CEO of Pelephone (up to November 7, 2015). As set out in Note 28.3.2 above, in 2015, the Company paid Eurocom Communications NIS 3.5 million for the service and activity of Shaul Elovitch as active chairman of the Board of Directors of the Company and its subsidiaries. This amount is not included in the benefits described above.

28.4.2	In 2015, changes in other provisions (which are included in total salary) include a reduction in the provision, mainly due to payment of early notice to the former CEO of Pelephone amounting to NIS 0.4 million. In 2014, the changes in other provisions include a reduction in provisions, mainly due to the payment for the early notice and leave for the former CEO of Bezeq International, amounting to NIS 0.7 million and creation of a provision for early notice and leave of the incumbent CEO of Bezeq International, amounting to NIS 0.8 million. In 2013, the changes in other provisions include a reduction in provisions due to the payment of the early notice and leave for the former CEO of the Company amounting to NIS 1.2 million and creation of a provision for early notice and leave of the incumbent CEO amounting to NIS 1.1 million.

62

Notes to the Consolidated Financial Statements as at December 31, 2015

28.5.	Benefits for directors

	Year ended December 31
	2015	2014	2013
	NIS thousands	NIS thousands	NIS thousands
Remuneration for directors who are not employed by the Company, see section 28.5.1	2,912	2,818	2,168
Number of directors receiving remuneration	6	6	5
Salary of employee-directors, see 28.5.2	587	1,608	1,358
Number of directors receiving a salary, see 28.5.2	1	2	2
Management fees to the controlling shareholder (see section 28.3.2)	5,524	5,524	5,062

28.5.1	The directors serving on the Company’s Board of Directors, except for the outside directors and the independent directors, do not receive remuneration from the Company.

28.5.2	The salary is paid to an employee-director for his work in the Company and he does not receive any additional pay for his service as a director in the Company. In 2015 and as at the approval date of the financial statements, one director who is an employee serves in the Company.

28.6.	Additional benefits for directors and officers

Approval date of the general meeting (after approval of the Company's Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction
March 8, 2010	Conversion of the D&O liability insurance policy to a run-off policy	-
May 20, 2015

Approved by the Company's Board of Directors in accordance with the relief regulations for transactions with interested parties (following approval by the Company's Board of Directors on April 8, 2014 for the period up to April 13, 2015 and approval of the Company's Board of Directors of April 13, 2015 for the period up to June 14, 2015).	Renewal of the Company's insurance policy for directors and officers liability in the Company and its subsidiaries, in accordance with the Company's compensation policy, for the period up to June 13, 2016 (inclusive), and for a further period of one year up to June 13, 2017 (subject to exercise of the option by the insurer), including the approval of the compensation committee and the Board of Directors that the terms of the agreement for the CEO and for the officers who are controlling shareholders or their relatives are the same as those of the other officers.	The liability limit is up to USD 150 million per claim and in total for all claims in the insurance year (plus reasonable legal expenses). The annual premium is USD 320 thousand. Total annual premium up to April 13, 2015: USD 234.5 thousand; total premium for the extension period until June 14, 2015: USD 55,430 (reflecting an annual cost of USD 332.5 thousand)
January 17, 2007	Undertaking to indemnify officers in the Company, in accordance with the letters of indemnity, as amended on October 26, 2011.	Up to 25% of the Company’s equity at the time the indemnity is granted
November 5, 2014	Extension of the validity of the letters of undertaking for indemnification of directors who are controlling shareholders or their relatives for the period up to October 25, 2017.	-

In addition, subsequent to the reporting date, on March 16, 2016, the Company's Board of Directors, recommended that the general meeting of the Company's shareholders, which convened on May 3, 2016, approve the amendment to the letters of undertaking for indemnification and exemption and to grant them to officers and directors (including those who are controlling shareholders in the Company and/or their representative).

28.7.	For guarantees provided to DBS, see Note 12.4.

63

Notes to the Consolidated Financial Statements as at December 31, 2015

29.	Financial Instruments

29.1.	General

The Group is exposed to the following risks, arising from the use of financial instruments:

A.	Credit risk

B.	Liquidity risk

C.	Market risk (which includes currency, interest, CPI risks and other price risks)

This Note provides qualitative and quantitative information about the Group's exposure to each of the above risks, an explanation as to how the risks are managed, and the measurement processes.

29.2.	Framework for financial risk management

The Board of Directors has overall responsibility for the Group’s financial risk management. The purpose of financial risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks.

The Group's policy is to partially hedge, in accordance with the rules determined by the Board of Directors, the exposure arising from fluctuations in foreign exchange rates and the CPI.

29.3.	Credit risk

Management monitors the Group's exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks.

Trade and other receivables

The Group's management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management's estimation, the loss inherent in doubtful debts. In addition, the balances of the trade receivables are widely spread.

Investments in financial assets

Any investments in securities are made in liquid, marketable and low-risk securities. Transactions involving derivatives are made with entities that have a high credit rating.

As at the reporting date, there is no material concentration of credit risks.

29.4.	Liquidity risk

The Group estimates that its liquidity risk is low.

For information about the terms of the debentures issued by Group companies and the loans received, and an agreement to receive future loans, see Note 12 above.

64

Notes to the Consolidated Financial Statements as at December 31, 2015

The following are the contractual maturities of financial liabilities received in practice up to December 31, 2015, including estimated interest payments (based on known CPI and interest rates on December 31, 2015):

	December 31, 2015
	Carrying amount	Contractual cash flow	First half of 2016	Second half of 2016	2017	2018 to 2020	2021 and thereafter
	NIS million

Non-derivative financial liabilities
Trade and other payables	1,550	1,550	1,548	2	-	-	-
Loans	3,219	3,528	85	723	924	1,564	231
Debentures	7,493	8,311	862	517	1,155	3,358	2,415
Liability to Eurocom DBS	233	233	233	-	-	-	-
	12,495	13,622	2,728	1,242	2,079	4,922	2,646

Financial liabilities for derivative instruments	168	168	22	-	-	114	32

It is not expected that the cash flows included in the analysis of the repayment dates will be materially earlier, or in amounts that are materially different. For further information about the financial covenants, see Note 12.

29.5.	Market risks

The purpose of market risk management is to manage and oversee the exposure to market risks within accepted parameters to prevent significant exposures to market risks that will influence the Group's results, liabilities and cash flow.

During the normal course of its business, the Group takes full or partial hedging action and takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in managing its investment portfolio.

29.5.1	Exposure to CPI and foreign currency risks

CPI risk

Changes in the rate of inflation affect the Group's profitability and its future cash flows, mainly due to its CPI-linked liabilities. In applying a policy of minimizing the exposure to the CPI, the Group makes forward contracts against the CPI. Hedging transactions are performed against the hedged debt repayment schedules. The Company applies hedge accounting for these forward contracts.

A considerable part of these cash balances is invested in shekel deposits and ETFs-deposit, which are exposed to changes in their real value as a result of a change in the rate of the CPI.

Foreign currency risk

The Group is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and property, plant and equipment, some of which are denominated in or linked to the USD or EUR. In addition, the Group provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the dollar.

65

Notes to the Consolidated Financial Statements as at December 31, 2015

Statement of financial position in accordance with linkage basis as at December 31, 2015:

	December 31, 2015
	Unlinked	CPI-linked	In or linked to foreign currency (mainly USD)	Non-monetary balances	Total balances
	NIS million	NIS million	NIS million	NIS million	NIS million
Current assets
Cash and cash equivalents	538	-	17	-	555
Investments, including derivatives	751	-	11	-	762
Trade receivables	2,019	21	18	-	2,058
Other receivables	19	107	-	143	269
Inventory	-	-	-	115	115
Non-current assets
Trade and other receivables	482	192	-	-	674
Broadcasting rights, net of rights exercised	-	-	-	456	456
Property, plant and equipment				6,894	6,894
Intangible assets				3,332	3,332
Deferred tax assets				1,178	1,178
Deferred expenses and non-current investments	55	-	50	256	361
Equity-accounted investments	-	-	-	25	25
Total assets	3,864	320	96	12,399	16,679
Current liabilities
Debentures, loans and borrowings	1,220	693	-	-	1,913
Trade and other payables	1,313	62	205	77	1,657
Current tax liabilities	-	624	-	-	624
Employee benefits	378	-	-	-	378
Liability to Eurocom DBS Ltd.	233	-	-	-	233
Provisions	38	62	-	-	100
Non-current liabilities
Loans and debentures	4,619	4,181	-	-	8,800
Employee benefits	192	-	48	-	240
Derivatives and other liabilities	-	147	5	74	226
Deferred tax liabilities	-	-	-	51	51
Provisions	46	-	-	-	46
Total liabilities	8,039	5,769	258	202	14,268

Total exposure in the statement of financial position	(4,175)	(5,449)	(162)	12,197	2,411

Details of forward contracts
Forward contracts	(2,437)	2,021	416	-	-

66

Notes to the Consolidated Financial Statements as at December 31, 2015

Statement of financial position in accordance with linkage basis as at December 31, 2014:

	December 31, 2014
	Unlinked	CPI-linked	In or linked to foreign currency (mainly USD)	Non-monetary balances	Total balances
	NIS million	NIS million	NIS million	NIS million	NIS million
Current assets
Cash and cash equivalents	653	-	7	-	660
Investments, including derivatives	2,223	-	-	-	2,223
Trade receivables	2,187	16	24	-	2,227
Other receivables	3	107	-	150	260
Inventory	-	-	-	96	96
Non-current assets
Trade and other receivables	509	57	-	-	566
Property, plant and equipment	-	-	-	6,079	6,079
Intangible assets	-	-	-	1,793	1,793
Deferred expenses and non-current investments	90	-	9	253	352
Equity-accounted investments	-	2,181	-	(1,124)	1,057
Total assets	5,665	2,361	40	7,247	15,313
Current liabilities
Debentures, loans and borrowings	1,074	407	-	-	1,481
Trade and other payables	1,148	46	132	48	1374
Current tax liabilities	-	600	-	-	600
Employee benefits	259	-	-	-	259
Provisions	15	46	-	1	62
Non-current liabilities
Loans and debentures	5,313	3,293	-	-	8606
Employee benefits	183	-	50	-	233
Derivatives and other liabilities	-	94	-	77	171
Deferred tax liabilities	-	-	-	17	17
Provisions	69	-	-	-	69
Total liabilities	8,061	4,486	182	143	12,872

Total exposure in the statement of financial position	(2,396)	(2,125)	(142)	7,104	2,441

Details of forward contracts
Forward contracts on CPI	(2,361)	2,361	-	-	-

29.5.2	CPI

In 2015, the known CPI decreased by 0.9% (in 2014, a decrease of 0.1%; in 2013, an increase of 1.91%)

29.5.3	Sensitivity analysis for the change in the CPI for the change in the USD exchange rate

An increase/decrease of 1% in the CPI at the reporting date would not have a material effect on profit and on capital. In addition, an increase/decrease of 10% in the USD exchange rate at the reporting date would not have a material effect on profit and on capital.

67

Notes to the Consolidated Financial Statements as at December 31, 2015

29.5.4	Interest rate risk

Group is exposed to interest rate risk due to its liabilities for debt instruments bearing variable interest.

A.	Type of interest

The interest rate for the Group’s interest-bearing financial instruments at the reporting date is as follows:

	Carrying amount
	2015	2014
	NIS million	NIS million
Fixed-interest instruments
Financial assets (mainly deposits and trade receivables)	2,154	2,577
Financial liabilities (loans and debentures)	(8,648)	(7,697)
	(6,494)	(5,120)
Variable-interest instruments
Financial liabilities (loans and debentures)	(2,065)	(2,390)

B.	Fair value sensitivity analysis for fixed rate instruments

The Group’s assets and liabilities at fixed interest are not measured at fair value through profit or loss. Accordingly, a change in interest rates at the reporting date will not affect profit or loss.

C.	Sensitivity analysis of cash flow for instruments at variable interest

An increase/decrease of 1% in the interest rates at the reporting date will not have a material effect on profit and on capital.

29.6.	Cash flow hedge accounting

29.6.1	The Company entered into several forward contracts, as described in the table below, to reduce exposure to changes in the CPI for CPI-linked Series 5 and Series 6 debentures. These transactions hedge specific cash flows of some of the debentures and are recognized as cash flow hedge accounting. The expiry date of these transactions complies with the repayment schedule of the relevant debentures. The fair value of the forward contracts is based on available market information (tier 2 in the fair value hierarchy)

		Number of	Nominal value	Fair value	Capital reserve
Hedged item	Repayment dates	Transactions	NIS million	NIS million	NIS million

December 31, 2015

Series 5 debentures	6.2016	2	322	(22)	3
Series 6 debentures	12.2018 to 12.2022	8	1,699	(146)	67
		10	2,021	(168)	70

December 31, 2014

Series 5 debentures	6.2015 to 6.2016	4	662	(35)	16
Series 6 debentures	12.2018 to 12.2022	8	1,699	(75)	47
		12	2,361	(110)	63

Subsequent to the date of the financial statements, the Company entered into a new transaction to hedge Debentures (Series 6). The scope of the transaction is NIS 295 million. The maturity date of this transaction is December 2018.

29.6.2	DBS has forward transaction to reduce exposure to changes in the USD exchange rate. As at March 31, 2015, the net fair value of these transactions is NIS 11 million.

68

Notes to the Consolidated Financial Statements as at December 31, 2015

29.7.	Financial instruments measured at fair value

The table below presents an analysis of the financial instruments measured at fair value.

	December 31, 2015	December 31, 2014
	NIS million	NIS million
Level 1: investment in exchange-traded funds and financial funds (see Note 29.7.2)	193	1,513
Level 2 - future credit from banks	2	-
Level 2: forward contracts (see Note 29.7.3)	(157)	(110)
Level 3: contingent consideration for a business combination for the business results of DBS (see Note 29.7.4)	(233)	-
Level 3: investment in non-marketable shares	2	9

29.7.1	The fair value of investments in financial funds and ETFs is determined by reference to their average quoted selling price at the reporting date (level 1).

29.7.2	The fair value of forward contracts on the CPI or foreign currency is based on discounting the difference between the price in the forward contact and the price of the present forward contact for the balance of the contract term until redemption, at an appropriate interest rate (level 2). The estimate is made under the assumption that a market participant takes into account the credit risks of the parties when pricing such contracts.

29.7.3	Information about fair value measurement of contingent consideration in a business combination (Level 3)

Below is the fair value of the contingent consideration liability for a business combination, as described in Note 11.2.1:

	December 31, 2015
	Maximum additional consideration under the agreement	Fair value
	NIS million	NIS million
Additional consideration for tax synergy (first additional consideration)(A)	200	204
Additional consideration for the business results of DBS (second additional consideration) (B)	170	29
	370	233

A.	First additional consideration

The fair value of the additional first contingent consideration was calculated on the basis of the agreement in principle with the tax assessor for the scope of the carryforward losses of DBS as described in Note 6.6 above and it includes accrued interest.

B.	Second additional consideration

The fair value of the first additional consideration was estimated by the assessor, using the Monte Carlo simulation with risk neutral measure of the underlying asset which is the expected cash flow of DBS for 2016-2017.

69

Notes to the Consolidated Financial Statements as at December 31, 2015

29.8.	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities.

The fair value of debentures issued to the public is based on their quoted closing price at the reporting date (Level 1).

The fair value of the loans and non-marketable debentures is based on the present value of future principal and interest cash flows, discounted at the rate of market interest for similar liabilities, plus the required adjustments for a risk premium or non-marketability, as at the reporting date (Level 2).

	December 31, 2015			December 31, 2014
	Carrying amount (including accrued interest)	Fair value	Discount rate (weighted average)	Carrying amount	Fair value	Discount rate (weighted average)
	NIS million		%	NIS million		%
Bank loans (unlinked)	1,904	2,044	2.05%	2,112	2,292	2.27%
Debentures issued to the public (CPI-linked)	3,816	4,006	1.55%	3,820	4,033	1.37%
Debentures issued to the public (unlinked)	1,279	1,340	1.25%	1,335	1,426	0.85%
Debentures issued to financial institutions (CPI-linked)	1,310	1,314	1.66%	-	-	-
Debentures issued to financial institutions (unlinked)	403	458	2.11%	403	467	2.55%
	8,712	9,162		7,670	8,218

29.9.	Offset of financial assets and liabilities

The Group has agreements with various communication companies to supply and receive communication services. In accordance with the agreements, each party has the right to offset the amounts due by each party. The table below presents the carrying amount of the offset balances as stated in the statement of financial position:

	December 31, 2015	December 31, 2014
	NIS million	NIS million
Trade and other receivables, gross	147	151
Offset amounts	(115)	(114)
Trade and other receivables presented in the statement of financial position	32	37
Trade payables, gross	157	165
Offset amounts	(115)	(114)
Trade and other payables presented in the statement of financial position	42	51

70

Notes to the Consolidated Financial Statements as at December 31, 2015

30.	Selected Condensed Data from the Financial Statements of Pelephone Communications Ltd., Bezeq International Ltd., and DBS Satellite Services (1998) Ltd.

30.1.	Pelephone Communications Ltd.

Data from the statement of financial position

	December 31, 2015	December 31, 2014
	NIS million	NIS million

Current assets	1,420	1,658
Non-current assets	1,854	1,883
	3,274	3,541

Current liabilities	448	610
Non-current liabilities	70	86
Total liabilities	518	696
Equity	2,756	2,845
	3,274	3,541

Selected data from the statement of income

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million

Revenues from services	1,999	2,453	2,808
Revenues from sales of terminal equipment	891	966	1,001
Total revenues from services and sales	2,890	3,419	3,809

Cost of services and sales	2,383	2,537	2,711

Gross profit	507	882	1,098
Selling and marketing expenses	247	309	320
General and administrative expenses	98	106	109
Other operating expenses	5	18	61
	350	433	490

Operating profit	157	449	608
Financing expenses (income)
Financing expenses	4	21	46
Financing income	(53)	(77)	(137)
Financing income, net	(49)	(56)	(91)

Income before income tax	206	505	699
Income tax	55	132	178
Profit for the year	151	373	521

71

Notes to the Consolidated Financial Statements as at December 31, 2015

30.2.	Bezeq International Ltd.

Data from the statement of financial position

	December 31, 2015	December 31, 2014
	NIS million	NIS million

Current assets	456	487
Non-current assets	714	730
	1,170	1,217

Current liabilities	314	313
Non-current liabilities	29	79
Total liabilities	343	392
Equity	827	825
	1,170	1,217

Selected data from the statement of income

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million

Revenues	1,578	1,504	1,433
Operating expenses	1,015	951	879
Gross profit	563	553	554

Selling and marketing expenses	209	209	205
General and administrative expenses	116	112	119
Other revenues, net	(2)	-	3
Operating profit	240	232	227
Financing expenses (income)
Financing expenses	15	18	23
Financing income	(7)	(9)	(9)
Financing expenses (income), net	8	9	14
Share in the profits of equity-accounted investees	-	1	1
Income before income tax	232	224	214
Income tax expenses	60	60	56
Profit for the year	172	164	158

72

Notes to the Consolidated Financial Statements as at December 31, 2015

30.3.	DBS Satellite Services (1998) Ltd.

Data from the statement of financial position

	December 31, 2015	December 31, 2014
	NIS million	NIS million

Current assets	319	405
Non-current assets	1,348	1,387
	1,667	1,792

Current liabilities	903	952
Non-current liabilities	892	4,054
Loans from shareholders	4,890	1,450
Total liabilities	6,685	6,456
Capital deficit	(5,018)	(4,664)
	1,667	1,792

Selected data from the statement of income

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million

Revenues from services	1,774	1,724	1,635
Operating expenses	1,289	1,203	1,130
Gross profit	485	521	505
Selling and marketing expenses	140	154	154
General and administrative expenses	95	94	84
	235	248	238

Operating profit	250	273	267
Financing expenses (income)
Financing expenses	122	137	168
Financing expenses for shareholder loans, net	513	483	486
Financing income	(32)	(26)	(7)
Financing expenses, net	603	594	647

Loss before income tax	(353)	(321)	(380)
Income tax	1	1	1
Loss for the year	(354)	(322)	(381)

73

D.B.S. Satellite Services (1998) Ltd.

PPA upon Assuming Control of D.B.S. Satellite Services (1998) Ltd. (Yes), as at March 23, 2015

March 2016

The information contained in this report constitutes a convenience translation only. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.

© Fahn Kanne Consulting Ltd. | All rights reserved | March 2016

D.B.S. Satellite Services (1998) Ltd.

Definitions and terms

Term	Description

The Company or Yes	D.B.S. Satellite Services (1998) Ltd.
Bezeq	Bezeq Israel Communications Corp.
Eurocom	Eurocom D.B.S. Ltd.
HOT	HOT Communications Systems Ltd.
Cellcom	Cellcom Israel Ltd.
Partner	Partner Communications Ltd.
Spacecom	Spacecom Communications Ltd.
DTT or Idan+	A terrestrial radio transmission distribution system known as Digital Terrestrial Television (DTT) or Idan+, operated by the Second Authority for Television and Radio, through which various channels are distributed to the public free of charge.
Financial Statements	The Company’s audited financial statements of 2013 and 2014, and the unaudited financial statements of 1Q15.
CBS	The Central Bureau of Statistics
OTT	Over the Top - A technology that employs public internet infrastructures in order to provide TV and video services by demand
VOD	Video on Demand - An interactive service offered by Yes, which confers access to such contents as movies, series, TV shows, original productions and children’s contents by means of advanced set-top boxes Using this service, users can view TV contents by way of personal order. This service requires a 2.5MB wireless internet connection.
YesMax Total	A recording Yes set-top box that provides HD quality video, VOD services, YesStreamer services (that allow users to view contents streamed from their personal computers on their TV screens) and YesMultiroom services.
YesMax	A recording Yes set-top box

2

© Fahn Kanne Consulting Ltd. | All rights reserved | March 2016

D.B.S. Satellite Services (1998) Ltd.

Definitions and terms

Term	Description

YesHD	A non-recording Yes set-top box that provides HD-quality video capabilities
YesMultiroom	A Yes service that allows users to view recorded contents using their home network
YesGO	In 2014, the Company launched an application by the name of YesGO that allows subscribers to view contents through a variety of end-user devices (smartphones, tablets and computers) in some of the channels broadcast by the Company, which the subscriber has purchased as part of the TV broadcast contents viewed at his home, as well as VOD contents.
PPV	Pay Per View - The Company’s video channels in which pay per view is enabled.
PVR	Personal Video Recorder decoders used for the Company’s recording set-top boxes, and which provide an interface to the Company’s electronic broadcasting schedule, so as to enable services such as ordering recordings in advance, recording TV series, and pausing live broadcasts
HD ZAPPER	Decoders that allows users to receive HD-quality TV broadcasts for non-recording YesHD set-top boxes, which include an optional paid VOD service.
HD PVR	Decoders used for HD-quality recording set-top boxes, namely, YesMax Total units.
ARPU	Average Revenue Per User - A measurement of average revenue per subscriber/client
Related Parties	as defined in IAS 24 - Related Party Disclosures
EBITDA	Operating profit before financing, taxes plus depreciation and amortization

3

© Fahn Kanne Consulting Ltd. | All rights reserved | March 2016

D.B.S. Satellite Services (1998) Ltd.

4

© Fahn Kanne Consulting Ltd. | All rights reserved | March 2016

1. General

D.B.S. Satellite Services (1998) Ltd.

General

Purpose of Valuation

We were asked by Bezeq’s management (“the Client”) to provide our opinion as regards the proper accounting treatment of the allocation of the excess costs which may arise as upon the exercise of the warrants into an additional 8.6% of Yes’s shares, and the holding of 58.38% of Yes’s share capital, as well as the acquisition of the remaining shares and shareholder’s loans of Yes, so that after the acquisition, Bezeq will hold 100% of Yes’s share capital and shareholder’s debt (“the Work”). The Work carried out is current for March 23, 2015 (“the Business Combination Date”).

The engagement for the performance of the Work was entered into in July 2015.

This Work replaces our previous Work prepared and published in August 2015.

About Yes

Yes was founded in 1998, and commenced its first broadcasts in July 2000. Yes is the only Israeli company that provides multi-channel TV services to subscribers using satellite communications. Yes is also the first Israeli company that provided digital broadcasts and interactive TV services.

Since its founding, the Company accumulated approx. 630,000 clients, which comprise 42% of the Israeli multi-channel TV market. The Company has approximately 2,300 employees.

Structure of Transaction

Until March 23, 2015, Bezeq held 49.78% of Yes shares (not including warrants exercisable into approximately 8.6% additional Yes shares). The remaining shares are held by Eurocom, a company controlled by Mr. Shaul Elovitch. These shares were held via a trustee, so as to meet the Antitrust Authority’s requirement of not actively holding Yes shares concurrently with the control over Bezeq.

In view of the Antitrust Commissioner’s position, and the Supreme Court’s decision in 2009 not to approve the merger of Bezeq and Yes, Bezeq was prevented from increasing its Yes holdings or from controlling Yes, in a manner that restricts the group’s ability to benefit from all of the advantages that would have stemmed from full group operations.

On March 26, 2014, the Antitrust Commissioner approved the merger between Yes and Bezeq. As a result, Bezeq may immediately exercise its option to purchase 8.6% of Yes’s shares and to become the Company’s controlling shareholder.

On March 23, 2015, Bezeq’s general meeting of shareholders approved the acceptance of the terms of the merger and the exercise of the option, as well as Bezeq’s engagement in the purchase transaction, as provided above, in accordance with Section 275(A)(3) of the Companies Law, 1999.

Pursuant to this, Bezeq and Yes announced the acceptance of the terms of the merger, and on March 25, 2015, Bezeq exercised the option to allot shares in Yes, at a rate of 8.6% of Yes’s issued share capital, so that, as of that date, the percentage of the Company’s holdings in Yes amounts to approximately 58.4%.

On February 10, 2015, the Subcommittee, the Audit Committee and Bezeq’s Board of Directors approved Bezeq’s entry into a transaction with Eurocom, under which Bezeq is to purchase all of Eurocom’s holdings in Yes, which, until that date, comprised 50.22% of Yes’s issued share capital (41.62% in full dilution), as well as all of the shareholder’s loans granted by Eurocom to Yes.

6

© Fahn Kanne Consulting Ltd. | All rights reserved | March 2016

D.B.S. Satellite Services (1998) Ltd.

General (Cont’d)

Under the terms of the purchase transaction, Bezeq will pay Eurocom, upon completion, in exchange for the purchase of the shares and shareholder’s loans, a total of NIS 680 million, in cash. In addition, Eurocom will be entitled to two additional conditional considerations, as follows:

1.	An additional consideration of up to NIS 200 million will be paid according to the tax synergy; and
2.	An additional consideration of up to NIS 170 million will be paid according to Yes’s business results in the next three years.

Accounting Principles

For the purpose of preparing this work, we made use, inter alia of the following accounting standards:

A.	International Financial Reporting Standard 3 - Business Combinations.
B.	International Accounting Standard (IAS) 32 - Financial Instruments: Presentation.
C.	International Accounting Standard (IAS) 39 - Financial Instruments: Recognition and Measurement.
D.	International Accounting Standard (IAS) 38 - Intangible Assets.
E.	International Accounting Standard (IAS) 12 - Income Taxes
F.	International Financial Reporting Standard 13 - Fair Value Measurement
G.	AICPA Practice Aid series: "Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries".

Information Sources

In preparing our Work, we relied, inter alia, on the following data:

Data received from the Client:

●	The Company’s 2015 budget.
●	The financial statements presentation of 1Q15.
●	The Company’s draft financial statements of March 31, 2015.
●	The Company’s detailed financial forecast for 2015-2018, under the assumption that the Company will continue to operate at the Stand Alone level (namely, without taking into account the synergies between Bezeq and Yes that will stem from the merger).
●	A presentation for investors, which describes Yes’ business operations.
●	Temporary allocation work of the PPA, prepared by us for the purposes of the pro forma report of September 30, 2014.
●	Temporary allocation work of the PPA, prepared by us for March 23, 2015.
●	Reports on signs of impairment in Yes in Bezeq’s books of March 10, 2013 and March 4, 2014, which were prepared by Itzhak Suari Ltd.
●	Report on excess cost recognized by Bezeq for Yes of March 2013, which was prepared by Itzhak Suari Ltd.
●	Data presented by the Company in the virtual data room.
●	Report on excess cost recognized by Bezeq for Yes of March 2013, which was prepared by Itzhak Suari Ltd.

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D.B.S. Satellite Services (1998) Ltd.

General (Cont’d)

●	The Company’s management’s assessment of the expected loss balance for tax purposes as at December 31, 2014.
●	Additional information obtained by us from public sources, including the company’s public reports, rating reports and other public information.
●	Additional information obtained at meetings and through conversations and emails from the Company’s management.

Publicly-available Data:

●	The Company’s audited financial statements and those of Bezeq of December 31, 2014, December 31, 2013 and December 31, 2012.
●	Fairness opinion of February 10, 2015, which was prepared by Prof. Amir Barnea.
●	Yes’ valuation of February 10, 2015, which was prepared by Merrill Lynch International.
●	Financial and other data of public companies that hold operations that are similar to those assessed.
●	Complementary data obtained by us from public sources.

Business Combination Date

In accordance with International Financial Reporting Standard 3R (IFRS3R) IFRS, all business combinations are to be accounted for using the Acquisition Method, according to which the buyer recognizes the assets acquired and the liabilities and contingent liabilities assumed (including those that were previously not recognized by the acquired entity) at their fair value as at the date of the acquisition.

Section 8 of the Standard stipulates that the acquisition date is the date on which the buyer actually receives control over the acquired entity. Control means the power to determine the financial and operating policy of an entity or business so as to produce benefits from its operations.

It was disclosed to us that the Business Combination Date that pertains to the purposes of this Work is March 23, 2015

(“the Business Combination Date”).

It should be noted that, due to the fact that the amount of time between Business Combination Date and March 31, 2015 is insignificant, the PPA was effected according to balance sheet balances and profit and loss data as at March 31, 2015.

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D.B.S. Satellite Services (1998) Ltd.

Summary of Work Results

A summary of the PPA Results as calculated in this Work, is presented in the following table:

	Carrying amount	Fair value	Deferred tax	Fair value after tax
	Mar 31, 2015	Mar 31, 2015	Mar 31, 2015	Mar 31, 2015
Fair value estimate of Bezeq's share in Yes's share capital and shareholder loans				1,076
Plus the cash consideration to be paid to Eurocom for its share in the investment in Yes				680
Plus the fair value of the first additional consideration mechanism (in accordance with Appendix B of the agreement) - losses				200
Plus the fair value of the second additional consideration mechanism (in accordance with Appendix C of the agreement) – future performance				17
Cost of business combination				1,973
Attribution of excess cost to assets and liabilities
Assets:
Cash	299	299		299
Trade receivables	173	173		173
Other receivables	9	9		9
Fixed assets, net	801	801		801
Intangible assets (cost of subscriber acquisition, software programs and licenses)	148	148		148
Broadcasting rights net of rights exercised	449	449		449
Deferred tax asset for tax losses			1,427	1,427
Total tangible assets	1,879	1,879	1,427	3,306
Liabilities:
Credit line from banks	79	79		79
Trade payables and service providers	450	450		450
Other payables (neutralization of interest payable – debentures)	120	120		120
Provisions	9	19	(3)	17
Debentures including interest payable and current maturities	1,748	1,908	(42)	1,866
Trade payables and other long-term liabilities	16	16		16
Employee benefits	5	5		5
Total tangible liabilities	2,428	2,598	(45)	2,553
Excess tangible liabilities over tangible assets	(550)	(719)	1,472	753
Attribution of excess cost to additional identified intangible assets:					Useful Life	Amortization Method
Brand		347	(92)	255	12 years	Linear over the useful life determined
Customer relationships		790	(209)	580	7 years	Years 1-2: 20%; Years 3-4: 15%; Years 5-7: 10%
Total intangible assets		1,137	(301)	835
Goodwill (residual value)				385

Value of goodwill is derived from the difference between the cost of the business combination and the fair value of the tangible assets, the intangible assets and the liabilities in the acquired company. The value of goodwill is subject to changes due to deferred taxes attributed to the intangible assets. The value of goodwill, as it appears in this Work, is a residual value, and therefore we do not express our opinion about its specific value.

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D.B.S. Satellite Services (1998) Ltd.

Fair Value - Accounting Principles

Following is a review of principal accounting aspects that concern the “market participant” issue, in accordance with International Financial Reporting Standard 13 - Fair Value Measurement (IFRS 13) (“the Standard”).

●	The Standard defines the term “Fair Value” as the exit price, namely, the price which would have been received upon the sale of an asset or the price which would have been paid for the transfer of a liability in an arms’ length transaction upon the date of measurement. As provided in Section 2 of the Standard, a Fair Value measurement must be objective, under market conditions, and not a subjective measurement.
●	Under Section 23 of the Standard, an entity doesn’t need to identify specific market participants. The entity shall identify characteristics that generally distinguish market participants, while taking into account specific factors that pertain to the item being assessed and the principal market (as well as all market participants with which the entity will enter into a transaction in that market).
●	Under the Standard, a market participant must possess the suitable knowledge in the line of business in which the company operates. At present, Yes’s principal operation is the provision of multi-channel TV services to subscribers using satellite communications. However, according to information disclosed to us, in the absence of Bezeq’s direct holding in Yes, Yes might have engaged in other communications-related lines of business, including the provision of landline telephone services, internet services, etc. Therefore, it appears that the relevant line of business in this case is the communications line of business in its entirety, including TV contents.
●	Under the Standard, a fair value measurement is not a company-specific value, and the fair value is not specific to one of those “market participants” who would be willing, for example, to pay a price that is higher than that which the other market participants would be willing to pay based on a risk assessment and/or the existence of specific synergies from its particular standpoint.

Our sources clearly indicate that a market participant is not necessarily the entity which might optimally exploit the synergies and the capacity to use the item whose fair value is being examined.

●	Moreover, the de facto existence / non-existence of the willingness or capacity to sell at the time of the measurement irrelevant, and Yes’s fair value measurement from the standpoint of a market participant must be carried out at its fair value, even if Bezeq, as previously stated, had not been willing to effect a transaction for the sale or acquisition of the holdings in Yes under these or other terms.
●	In light of the above, it appears that in the case of Yes, the definition of market participant can be extended to include local or global market players, which possess interest in the communications industry, and which possess the means needed to carry out an investment in Yes. Therefore, the fair value of Yes set-top box and the purchase price allocation to the assets and liabilities of the company is examined in this Work from the standpoint of a market participant that is not necessarily Bezeq, namely, in disregard of the specific synergies attributed to the merger between Bezeq and Yes, but in view of existing synergies when considering, as a whole, any market participant who is an unrelated/independent party to the transaction.

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D.B.S. Satellite Services (1998) Ltd.

Limiting conditions

This Work constitutes as a recommendation for a purchase price allocation in accordance with International Financial Reporting Standard 3R (IFRS3R). This Work is not necessarily an indication for the intrinsic value of Bezeq’s investment in Yes, and, in particular, does not take into account the specific synergies (such as the utilization of losses for tax purposes, reduced costs, etc.) which can be attributed to a potential full merger between Bezeq and Yes.

This Work is intended for Bezeq’s management, and we shall not be obligated towards any third party without first approving, in writing, that third party’s reliance on the findings of this Work. This Work or any part, abstract or summary thereof, must not be made public through public (or private) media channels without our advance and written consent. However, subject to the consent of the Company and Bezeq, we do not object to this Work’s addition to Bezeq’s financial statements and/or immediate reports.

This Work is based, inter alia, on data, projections and estimates received from Bezeq’s management. The responsibility with regard to the reliability of the information, data representations, assessments and various explanations provided to us is assumed by the providers of said information, and we cannot confirm the veracity, completeness and fairness of these data. It should be stressed that this Work does not include due diligence, and it excludes any examination and verification of the aforementioned data. Therefore, our Work shall not be regarded as confirming and shall not serve to verify the veracity, completeness and accuracy of the data provided to us.

Under no circumstances will we be held liable for any loss, damage, cost or expense incurred in any way or fashion as a result of acts of fraud, misrepresentations, deception, the disclosure of erroneous information or the prevention of the disclosure of information to us.

It is possible that we have obtained certain historical financial data which we used in the course of preparing this Work, using unaudited financial data as they appeared in a virtual data room, which is under the company’s management’s responsibility. We did not independently examine the veracity or completeness of the data on which we relied (including their comparison with data appearing in the Company’s audited financial statements), and we do not express any opinion or make any promise of any kind as regards the data used by us or the Company’s financial statements.

It is our understanding that our findings will be used to assist Bezeq in determining the cost of the business combination and the purchase price allocation to the tangible and intangible assets and liabilities acquired, for the purposes of financial reporting in accordance with IFRS 3R. This Work is solely intended to meet the information and usage purposes of Bezeq’s management and of its independent auditors. It must not be used, distributed, quoted from or referred to in any way whatsoever for any other purpose, including, without limitation, for the registration, acquisition or sale of securities. This Work must not be submitted or referred to, in whole or in part, in a registration report or in any other document. However, we agree that the assumptions and results of this Work shall be included and/or cited in reports filed with the Securities Authority.

This Work does not constitute as legal advice or opinion. The interpretation of the various documents examined by us was carried out strictly for the purpose of this financial opinion. The information appearing in our Work does not presume to include all of the information which a potential investor may require, and it is not intended to assess the company’s value for another investor, given that different investors may have different objectives and considerations in mind, as well as other examination methods based on other assumptions. Accordingly, the estimated financial value on the basis of which various entities may engage in financial actions may be different.

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D.B.S. Satellite Services (1998) Ltd.

Limiting conditions (Cont’d)

Moreover, changes in market conditions may also result in valuations that are essentially different from the ones specified on the date of the valuation. We do not assume any responsibility whatsoever for changes in market conditions that occur following the date of the valuation and we are not obligated to update our Work, analysis, conclusions or other documents that pertain to our services following the date of the valuation, for any reason whatsoever.

In this Work we also address forward-looking information disclosed to us by the Company’s management. Forward-looking information included in this Work reflects our assessment regarding various parameters and based on the information available to us. If these assessments fail to materialize, actual outcomes may significantly differ from those we have assessed.

The assessments of data relating to cash flows included in this document are strictly intended for obtaining an indication of fair value, and are not meant to be used as forecasts or projections of future performance. Moreover, given that events and circumstances often do not occur as expected, normally there are differences between the assessment of results and actual results, and these differences may be substantial.

It is agreed that you and others for which the services under the agreement (including between any third parties) will be provided are not entitled to receive from us, whether under this contract or by way of claims for damages, by law or otherwise, any compensation for cumulative loss and damages in an amount that exceeds twice the fees paid for the services that directly resulted in the damage or loss in connection with claims that arise from this agreement or that are related in any other fashion to the provision of the services.

It is agreed that you may not file any claim or institute any legal proceedings in connection with the services or otherwise under this agreement against our owners of managers, directors, managers or employees, except in cases where an act was maliciously or committed or an act of fraud was committed by any of the above.

It is agreed that this Work is intended for you only, and that we shall not be obligated towards any third party unless we first approved, in writing, that third party’s reliance on the written report.

it is hereby stressed that the conclusions of our work, should they be relayed to the client in the course of relaying the information, strictly constitute as the expression of an opinion, and that any decision in connection with the services provided, whether it included the assumptions and conclusions of our present Work or otherwise, shall be made by the client alone, and the client shall be held solely responsible therefor.

Given the fact that the calculation were made using electronic spreadsheets, some rounding differences may be found.

We wish to mention that we have no personal interest in or dependence on the shares of Bezeq and/or of Yes.

For the purposes of this Work, we assumed that the data disclosed to us were accurate, complete and fair, and nothing was ever brought to our attention that may indicate the improbability of the data we used. If any other information comes to light, our recommendations will change accordingly. Therefore, we reserve the right to update our Work in light of new data which were not presented to us prior to the provisions of the Work’s recommendations.

The reader must examine all of the assumptions made in the course of the Work.

Fahn Kanne Consulting Ltd.

March 8, 2016

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2. Cost of the business combination calculation

D.B.S. Satellite Services (1998) Ltd.

Calculating the cost of the business combination

General

The cost of the business combination was calculated according to the results of the valuation of Yes’s shares and shareholder’s loans.

Summary of the Estimated Cost of the Business Combination

Following is a summary of the total cost of the business combination, as calculated by us in the course of the valuation:

NIS millions	Fair value after tax

Estimated Fair value of Bezeq's share in Yes's share capital and shareholder loans	1,076
Plus the cash consideration to be paid to Eurocom for its share in the investment in Yes	680
Value of contingent consideration for tax losses	200
Value of contingent consideration for performance	17
Cost of business combination	1,973

Estimated Fair value of Bezeq’s share in Yes’s share capital and shareholder’s loans

We were asked to allocate, for accounting purposes, the value of Bezeq’s investment in Yes, in its entirety, to the various types of investment vehicles - the various types of shareholder’s loans, the share capital and options, and this allocation was carried out based on the order of precedence of the shareholder’s loans’ repayment, as determined in the arrangement between the shareholders and the company of December 30, 2002, in which it was decided that the loans granted by some of the shareholders to the company as of July 10, 2002, shall take precedence over the old shareholder’s loans.

Following is a summary of the calculation of the value of Bezeq’s share in Yes:

Value of share capital and shareholder loans NIS millions	Total	Bezeq's share	Value of Bezeq's share	Value of Eurocom's share
Value of new shareholder loans (11%)	1,013	88.0%	892	122
Value of new shareholder loans (5.5%)	246	75.2%	185	61
Value of share capital + owner's debt	1,259		1,076	183
As a % of the overall value	100%		86%	14%

In order to allocate the value, and according to the order of precedence of the shareholder’s loans’ repayment, the full value of the share capital and owner’s debt was allocated only to the owners of the new loans, and based on the scope of the investment made by the shareholders by and after April 27, 2003. After attributing the full total value to two types of the new shareholder’s loans, the total value attributed in each of the two new shareholder’s loans between Bezeq and Eurocom Group was allocated based on the ratio of their investments.

It should be noted that the allocation of the full value strictly to the new shareholder’s loans was carried out because, according to the operation’s projected cash flow, the repayment of the full balances of the new shareholder’s loans is not expected.

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D.B.S. Satellite Services (1998) Ltd.

Calculating the cost of the business combination (Cont’d)

The cash consideration to be paid to Eurocom for its share of the investment in Yes

Under Section 6.1 of the purchase agreement of February 11, 2015 between Eurocom and Bezeq, it was stipulated that, in exchange for the shareholder’s loans and sold shares, Bezeq shall pay Eurocom a total of NIS 680 million, subject to the allocation of the acquired shareholder’s loans, free of any encumbrance, to the buyer and the transfer of the sold shares, free of any encumbrance

Estimated fair value of the mechanism of the first additional consideration - Losses for tax purposes

The calculation of the additional consideration component for the utilization of Yes’s losses for tax purposes (a total of NIS 5.4 billion) was calculated based on the terms stipulated under the draft sale agreement (as provided in Appendix B of the agreement).

Under the agreement, the consideration paid for the losses shall be calculated according to the alternative of the merger between Bezeq and Yes (as defined in the agreement). However, if during the reconciliation period (10 years as of the beginning of 2015), no final decision is made with regard to this alternative, the first additional consideration shall be calculated based on the utilization of actual losses by Yes (as defined in the agreement). Given the fact that, according to the company’s assessments, the merger between Bezeq and Yes is expected to take place, the value of the mechanism of the additional consideration for the losses was calculated based on the merger alternative.

Under the agreement, the merger alternative consideration shall be calculated for each “total loss” amount equal or higher than the lower threshold of NIS 3 billion, and up to the upper threshold of NIS 5.4 billion. Should it be determined in a final decision that the “total loss” amount is between the lower and upper thresholds, Bezeq will pay the seller the relative part of a maximum consideration of NIS 200 million, which is to be calculated on a pro rata basis (linearly) based on the part of the “total loss” recognized above the lower threshold relative to the difference between the upper and lower threshold (NIS 2.4 billion, “the Delta”).

According to the assessment of Bezeq’s management, the most likely scenario as of the date of the business combination is the payment of the full maximum consideration of NIS 200 million.

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D.B.S. Satellite Services (1998) Ltd.

Calculating the cost of the business combination (Cont’d)

Estimated fair value of the mechanism of the second additional consideration - meeting cash flow targets

A consideration of up to NIS 170 million is conditional upon the Company’s meeting free cash flow targets in 2015-2017, and shall be divided into two components (NIS 100 million and 70 million, as provided below).

The calculation of the value of the conditional consideration was made using a Monte Carlo simulation, by way of modeling the risk-adjusted stochastic behavior (risk neutral measure) of the underlying asset, namely, the projected cash flow. It should be noted that, in modeling the risk neutral measure of the cash flow, the drift parameter was defined as the risk-free interest rate added by the G parameter, which consists of the differences between the cash flow’s projected growth and the yield needed for it.

Given that the conditional consideration calculation mechanism is derived from the value of the overall future cash flow in 2015-2017, it therefore follows that under any scenario included in the simulation the value of the cash flow was monitored in each of the aforementioned years, and a cumulative cash flow was calculated. Based on the cumulative cash flow generated in the 100,000 scenarios simulated, the conditional consideration which would have been received in each scenario was calculated.

The value of the conditional consideration until the date of the assessment was calculated based on the discounting of the expected value of the future conditional consideration at a risk-free interest rate.

Following is an account of the principal parameters used in constructing the model:

●	Expected value of projected cash flow: a cash flow was assumed according to the valuation - NIS 185 million in 2015, NIS 257 million in 2016, and NIS 248 million in 2017.
●	Return of expected cash flow: derived from the expected value of the assumed cash flow.
●	Fluctuation (standard deviation) of the cash flow’s expected value: the standard deviation of the change in the free cash flow was estimated at 38%, based on the historical standard deviation of the Yes’ cash flow in the last 7 years.
●	Risk-free interest: the risk-free interest rate was estimated on the basis of risk-free yield curves over a period of three years, as at March 31, 2015 - approx. 0.27% (source: RBT).
●	Number of scenarios: the simulation included approx. 100,000 scenarios.

The value of the consideration obtained by the Monte Carlo simulation is NIS 17 million.

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3. Company overview

D.B.S. Satellite Services (1998) Ltd.

About the Company

Principal Shareholders

●	The Company’s shares are held by Bezeq at a rate of 58.36%. The remaining shares are held by Eurocom, a company controlled by Mr. Shaul Elovitch These shares are held via a trustee, so as to meet the Antitrust Authority’s requirement of not actively holding Yes shares concurrently with the control over Bezeq.
●	On March 26, 2014, the Antitrust Commissioner approved the merger between Yes and Bezeq.
●	The principal owner investments in Yes were made over the years by way of shareholder’s loans. The investments were affected by difficulties in obtaining bank financing, by the partial or absent participation of the other shareholders during the capital-raising phase, and by the regulatory restrictions on the augmentation of Bezeq’s investment in Yes, which stemmed from the fear of its adversely affecting competition within the multi-channel television market.
●	The regulatory restrictions were reflected in the restriction of Bezeq’s holding percentage to no more than 50%, and, in part of that period, in restrictions on any cash investment that exceeds Bezeq’s part of the shares. Bezeq appealed against these restrictions in various legal frameworks. on August 20, 2009, the Supreme Court ruled that the merger between Bezeq and Yes shall not be approved.
●	In November 2001, the company’s shareholders reached an agreement that stipulated the mechanism of the holdings’ dilution, as not all of the shareholders invest in the company according to the original holding percentages. In 2001-2006, Bezeq granted shareholder’s loans that exceed its relative part in the Company’s shares, in exchange for shares and options, which may be exercised without consideration, and whose exercise increased Bezeq’s holdings in the Company to 58.36%.

Description of the Company and the Company’s holding structure1

●	Yes was founded in 1998, and commenced its first broadcasts in July 2000. Yes is the only Israeli company that provides multi-channel TV services to subscribers using satellite communications. Moreover, Yes is also the first Israeli company that provided digital broadcasts and interactive TV services.
●	Since its founding, the Company accumulated approx. 630,000 clients, which comprise 42% of the multi-channel TV market.
●	The Company has more than 2,000 employees. The Company’s total income in 2014 amounted to NIS 1,724 million, and is expected to amount to NIS 1,749 million in 2015.
●	The Company broadcasts more than 150 channels (video, radio, music, games and information channels), including HD-quality channels, EPG (Electronic Program Guide), smart recording set-top boxes (also using HD technology), Video on Demand (VOD) services and streaming technology, that enables users to view videos, listen to audio and view images in various formats from their personal computer on their television screens, and to access various online contents.
●	The Company holds 20% of ZIRA (Copyrights in the Internet) Ltd., an Israeli company held by 11 media companies founded for the purpose of struggling against copyright infringements caused as a result of online piracy. The company represents, inter alia, the content corporations Reshet, Keshet, Channel 10, HOT, United King and others.

[1]	Sources: the Company’s website, Management’s Presentation, and Bezeq’s financial statements of 2013-2014.

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D.B.S. Satellite Services (1998) Ltd.

About the Company (Cont’d)

●	In an arrangement between the shareholders and the company of December 30, 2002 it was decided that the loans granted by some of the shareholders to the company as of July 10, 2002 (the “New Shareholder’s Loans”), shall take precedence over the old shareholder’s loans. In other words, loans received between July 10, 2002 and April 27, 2003, which carry an annual interest of 5.5%, and loans received on April 27, 2003 or later, which carry an annual interest of 11%, shall take precedence.
●	Under the agreements, the New Shareholder’s Loans shall be payable in full to the Company prior to any distribution of dividends by the Company and/or the repayment of the old shareholder’s loans provided to the Company by the shareholder’s loan, subject to the Company’s cash flow and its undertakings in accordance with agreements entered into with the banks and some of the debenture holders.
●	Moreover, investments by the shareholders in new shareholder’s loans grant the right to choose between the allotment of shares and between options for shares as derived from their investment. This right grants Bezeq the possibility to continue investing in Yes without exercising its right to additional shares in the Company, which will cause it to possess a holding that exceeds the current holding percentage of the Company’s shares.
●	Following is the distribution of shareholder’s loans, all of which are CPI-linked, by order of precedence, and Bezeq share therein, as at March 31, 2015 (in NIS millions):
Breakdown of shareholder loans by their specified terms	Interest rate	Balance as at March 31, 2015	Bezeq's share of the investments	% of Bezeq's share
Old shareholder loans	0%	2,345	1,193	50.9%
New shareholder loans:
Loans granted by April 27, 2003	5.5%	497	374	75.2%
Loans granted after April 27, 2003	11%	2,052	1,806	88.0%
Total new loans		2,549	2,180	85.5%
Total		4,894	3,372	68.9%

Approval of the merger with Bezeq

●	On February 10, 2015, the Subcommittee, the Audit Committee and Company’s Board of Directors approved Bezeq’s entry into transaction with Eurocom, under which Bezeq is to purchase all of Eurocom’s holdings in Yes, which, until that date, comprised 50.22% of Yes’s issued share capital (41.62% in full dilution), as well as all of the shareholder’s loans granted by Eurocom to Yes (approx. NIS 1,522 as at March 31, 2015).
●	It was further decided that, prior to the purchase transaction, Bezeq and Yes shall accept the terms of the merger and Bezeq shall exercise the option granted to it without consideration to allot shares in Yes at a rate of approx. 8.6% of Yes’s issued share capital.
●	In Bezeq’s general meeting of shareholders, which convened on March 23, 2015, the meeting decided to approve the acceptance of the terms determined by Antirust Commissioner, in the merger approval decision issued by him on March 26, 2014, and announced the exercise of the existing option to allot 6,221 Yes shares, which comprise 8.6% of Yes’s shares, for no consideration. In addition, it was decided to approve the entry into the purchase agreement with Eurocom.

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D.B.S. Satellite Services (1998) Ltd.

About the Company (Cont’d)

Approval of the merger with Bezeq (Cont’d)

●	On April 29, 2014, Standard & Poor’s Maalot increased Yes’s rating to ‘ilA’ from the previous ‘ilA-’ rating, and, concurrently, added the rating to Creditwatch, outlook positive. The rating’s addition to the watch list with a positive outlook expresses the assessment as regards the positive potential of the merger for the Company. This is due to the benefits that may be obtained by the Company owing to the possibility of receiving financial support from Bezeq (should Bezeq become a parent company) as needed, the possibility of expanding the client base, to the expected reduction in costs and, ultimately, to the abolishment of structural separation.
●	In January 2015, Standard & Poor’s Maalot ratified the rating of Yes’s debentures as stated above.
●	It should be noted that a key working assumption in this Work is that a market participant (as defined in IFRS 13) is that it constitutes as a local or global market player, who possesses an affinity to the communications industry, which is not necessary Bezeq. Accordingly, the fair value of Yes is examined in this Work irrespective of the specific synergies attributed to the possible future merger between it and Bezeq, but in view of the existing synergies, considered as a whole, of any market participant that is an unrelated / independent party to the transaction.

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D.B.S. Satellite Services (1998) Ltd.

About the Company (Cont’d)

Products and services

●	Channels - Yes broadcasts include a large variety of channels: approx. 150 different video channels (of which 5 are Pay Per View channels and 20 are HD (High Definition) channels), in addition to radio, music and interactive service channels.
●	Channel Packages - Under Yes’s broadcasting license and in accordance with Council resolutions, broadcasts include either a basic package or any of the basic packages which each subscriber is required to purchase, as well as additional channels which the subscriber may purchase at his discretion, whether as packages or as discrete and PPV channels.
●	Advanced Services - Yes markets PVR decoders to its clients. These decoders provide an interface to Yes’s electronic broadcasting schedule, and enable services such as prerecording orders, recorded TV series, and live broadcast pausing. Moreover, PVR decoders enable users to view the contents which Yes stores in the decoder’s memory from time to time (push video).

Yes delivers HD-resolution TV broadcasts, which may be received by HD ZAPPER decoders. These broadcasts allow users to enjoy high-quality video contents. Moreover, Yes markets HDPVR decoders to its clients, namely, HD-YesMax Total recording set-top boxes that enable both HD-quality video and PVR services. In addition, these decoders enable the MultiRoom service, through which it is possible, via the user’s home network, to watch contents recorded by these decoders using other decoders (HD ZAPPER or HDPVR decoders) at the subscriber’s home.

●	The majority of Yes subscribers make use of advanced decoders (PVR or HD ZAPPER). In D.B.S’s assessment, the increase in the number of Yes subscribers who make use of the aforementioned decoders will contribute to the increase of its revenues from these subscribers and their retention as its subscribers, although it does necessitate a significant financial investment.
●	VOD Services - Yes provides its subscribers with VOD services through the interenet, which enable subscribers to view the contents of their choosing. The services are provided in exchange for subscriber fees, with some contents requiring additional payment. Connecting to the service requires the use of certain decoders as well as an internet connection of a suitable bandwidth. In recent years, a significant increase in the number of Yes subscribers connected to VOD services and in the consumption of VOD services has been observed, inter alia due to the larger assortment of contents available through this service, the increase in available bandwith at subscribers’ homes, and the significant increase in the use of advanced decoders.

The following diagram presents the internal subdivision of the Company’s revenues from advanced services, current for 1Q15:

Distribution of revenues from advanced services Q1/2015

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D.B.S. Satellite Services (1998) Ltd.

About the Company (Cont’d)

In 2014, the Company launched an application by the name of YesGO that allows subscribers to view contents through a variety of end-user devices (smartphones, tablets and computers) in some of the channels broadcast by the Company, which the subscriber has purchased as part of the TV broadcast contents viewed at his home, as well as VOD contents.

The following diagram presents the development of the principal products and services launched to the public by the Company over time:

As we can see in the diagram above, it appears that every year or two the Company launches a new product for its clients.

Soon, the Company is expected to launch the Yesmaxtotal3 set-top box, which will enable users to retroactively record two channels at the same time, also with respect to programs that were broadcast up to seven days prior to the recording.

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D.B.S. Satellite Services (1998) Ltd.

About the Company (Cont’d)

Subscribers

●	The number of subscribers in 1Q15 amounted to approx. 634 thousand subscribers, which indicates a slight increase relative to the number of subscribers in 2014. In 2014, the number of subscribers increased by 5% relative to 2013 (the number of subscribers at the end of 2014 amounted to approx. 632 thousand subscribers, compared with 601 thousand subscribers at the end of 2013). The number of Company subscribers demonstrated a growth trend of 4% between 2012 and 2013 (the number of subscribers at the end of 2013 amounted to approx. 601 thousand subscribers, compared with 578 thousand subscribers at the end of 2012).

Number of subscribers at the end of the period (thousands)

●	Subscriber Loyalty - As at the end of 2014, the number of Company subscribers who have remained loyal subscribers for over 8 years amounted to approx. 38% of all Company subscribers.

However, Company subscribers who are the least loyal cumulatively comprise a significant portion of all Company subscribers (namely, 62% of the total number of Company subscribers).

●	New vs. Cancelled Subscriptions - In 1Q15, the number of new subscriptions exceeded the number of cancelled subscriptions, and the net number of new subscriptions amounted to 1.8 thousand, relative to approx. 31 thousand in 2014 and approx. 23 thousand in 2013. The percentage of cancelled subscriptions in 1Q15 amounted to approx. 3.4%, namely, a cancellation rate of 13.6% in annual terms. This compared to 12.8% in 2014 and 13.5% in 2013. The average number of cancelled subscriptions in 2011-2014 amounts to approx. 80 thousand clients per year, and the average number of new subscriptions in 2011-2014 amounts to approx. 93 thousand clients.

The following diagram presents the number of new and cancelled subscriptions in 2010-2014 in 1Q15 (in thousands of clients):

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4. Industry outlook and principal risk factors

D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors

Regulation

●	General - Yes’s operations are regulated by an elaborate system of laws that apply to broadcasting operations, which includes primary legislation (in particular the Communications Law and the regulations enacted in accordance therewith), as well as secondary legislation and the administration provisions and the resolutions of the Commercial Broadcasts Council. In addition, Yes’s operation is subject to the provisions of its licenses, principal among which is its broadcasting license. In July 2013, the Communications Law (Telecommunications and Broadcasting, Amendment 57, the Authority and Council for Commercial Broadcasts, 2013) bill was published, which stipulated the establishment of the Commercial Broadcasts Authority. This authority shall serve as a regulatory entity that will possess all of the regulatory powers currently maintained by the Second Authority, the Second Authority Council and the Council, and shall engage in the regulation of commercial broadcasting in Israel.
●	Eligibility criteria for satellite broadcasting license holders - restrictions on cross ownerships - The Satellite Broadcasting License Regulations stipulate various restrictions on license holders, and, indirectly, eligibility criteria that concern the holdings of the license holder and its principal shareholders, directly and indirectly, and cable broadcasting franchisees, and franchisees under the Second Authority Law, as well as daily newspapers.
●	Regulation of Rates - The broadcasting license includes provisions regarding the types of payments which the license holder may collect from its subscribers for service rendered by virtue of the license, and these are determined in Yes’s price list. The majority of subscribers pay for packages that include the various services offered by Yes, including various combinations of content packages, additional services, and end-user equipment items and the installation thereof, at prices that are lower than those specified in the price list.

Yes is obligated to inform the Chairman of the Council of any price list changes approved by the Council immediately upon publication, and the Chairman may in some cases prevent price list changes. The Chairman of the Council may also intervene in special sales or discounts offered by Yes, should he hold that they are misleading the public or that they discriminate between subscribers.

In accordance with Section 6-49 of the Communications Law, it is possible to specify the maximum prices which may be collected from subscribers in the license. As of the date of this report, no such prices were determined. In addition, in accordance with Section 6-11 2 of the Communications Law, the Minister may determine the price of basic packages.

●	The obligation to invest in local productions - in accordance with the broadcasting license requirements and Council resolutions, for 2013, Yes had to invest no less than 8% of its income from subscriber fees in local productions. In 2014, Yes completed the investments determined for it in the past by the Council in certain categories. The obligation to invest in local productions in 2015 was also 8%, as previously stated.
●	Content of broadcasts and subscription-related obligations - The broadcasting license contains provisions that concern the contents of Yes broadcasts, including the mandatory approval by the Council of the channels broadcast by Yes. the Communications Law forbids broadcasting license holders from broadcasting commercials, subject to several exceptions. Moreover,, the broadcasting license includes conditions relating to the terms of the services rendered to subscribers, including the prohibition against any discrimination between them.

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont’d)

Regulation (Cont’d)

●	Restrictions relating to exit fees - Yes is not allowed to collect exit fees for the cancellation of the agreement by the subscriber from subscribers whose average monthly bill is lower than NIS 5,000, and who entered into an agreement with Yes that entered into force on August 8, 2001 or later, and with respect to such subscribers who had entered into an agreement with Yes before August 8, 2011, payment for agreement cancellation is limited to 8% of the average monthly bill until the date of cancellation, multiplied by the number of months remaining before the end of the commitment period.

In addition, it is forbidden to deprive the subscriber of any benefit which he would have received had he not terminated the agreement, and to render immediately payable the remaining payments for the subscriber’s end-user equipment in the event of agreement cancellation. these legislative amendments have, in the Company’s assessment, led to an increase in the number of subscription cancellations.

On October 15, 2013, the Ministry of Communications furnished the Company with a preliminary regulatory report, according to which the Company is denying customers who cancel their agreement with the Company of their monthly credit for end-user equipment (routers), allegedly in violation of the above described prohibitions. The Company’s position is that it acted lawfully, and its response was delivered to the Ministry of Communications.

Competition in the TV line of business

According to data received from the Company, the principal players that possess a significant share of the Israeli TV market are the Company and its main competitor, HOT.

Following is the distribution of the Israeli TV market, according to the Company’s assessments for 2014:

In December 2014, Cellcom launched a service that allows users to view video contents using OTT technology through the internet, in addition to DTT contents.

To the best of the Company’s knowledge, other entities are currently considering the possibility of launching similar services.

The establishment and development of such service may significantly affect competition in the broadcasting segment, which is currently based on designated infrastructures.

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont’d)

Consumption habits of Israeli households

●	According to a CBS survey, the accelerated developments over the past two decades in new communications technologies have resulted in changes in the consumption habits of Israeli households. Over the years, a steady increase in expenditures on communications and in the percentage of ownership over communications products has been observed.
●	According to CBS data for 2013, approx. 61.8% of households have a cable network or satellite TV subscription, and approx. 16.8% of households own a satellite dish, and 14.1% own a digital set-top box.
●	When comparing income deciles, it appears that the higher the income decile, the higher the percentage of cable network or satellite TV subscriptions.
●	However, between 2001 and 2013, an ongoing decrease in the percentage of cable network or satellite TV subscribers, mostly due to the use of alternative media such the internet, satellite dishes and digital set-top boxes. The decrease in the percentage of cable network or satellite TV subscribers that began in 2001 stopped in 2011, and remained similar in 2012-2013. In 2001, approx. 73.2% of all households were cable network or satellite TV subscribers, as opposed to 61.8% in 2011-2013.

[1]	Survey conducted by the Central Bureau of Statistics of October 29, 2014 (“Initial Findings from the 2013 Household Expenditures Survey; Income, Expenditures and Product Ownership of Israeli Households”).

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont’d)

The Multi-channel TV Market

●	According to data received from the Company, the multi-channel TV market is estimated at approx. NIS 4 billion a year, and in Israel there are currently approx. 1.5 million multi-channel TV subscribers.
●	According to Company data, the penetration rate of multi-channel TV broadcasting companies is estimated at approx. 62% of all Israeli households. At present, the multi-channel TV market only includes Yes and its main competitor - HOT. HOT maintains a market share of 58%, whereas Yes controls the remaining share of the market, namely, 42% (at the end of 2008, the Company’s market share was 38%).
●	The distribution of market shares between these competing companies has remained stable, as opposed to previous years where a moderate increase in the Company’s penetrate rate was observed, concurrently with a moderate reduction of HOT’s market share.
●	It appears that in order to maintain the existing penetration rate, the Company will have to continue recruiting new subscribers, in addition to preserving existing customers.

The following diagram presents the distribution of the multi-channel TV market in 2014:

The following chart presents the rates of the Company’s penetration into the multi-channel TV market between 2000 and 2014, based on Company data:

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont’d)

Technological Developments

●	Technological developments and the development of new technologies may render inferior the technology used today, and might force the Company to invest substantial sums of money in order to maintain its competitive standing.
●	Such improvements and developments may serve to enhance current accessibility to video contents and may enable other entities to offer content viewing services without having to invest substantial sums of money, in a manner that could make it difficult for the Company to recruit and retain subscribers and to offer its services.
●	The expansion of DTT, which constitutes as an alternative infrastructure to multi-channel TV, may adversely affect the Company’s financial results. In February 2008, the Knesset enacted an amendment which permits DTT broadcasts. This law authorizes the Second Authority for Television and Radio as the agency responsible for these broadcasts in Israel. The name of this project is Idan+ (Accessible Digital Israeli Channels). Broadcasts are received for free, but the TV receiver’s possession requires users to pay the radio and television toll to the Broadcasting Authority (a toll that is also imposed on multi-channel TV customers). DTT includes 6 channels (1, 2, 10, 23, 33 and 99). In order to watch the channels, users must make the one-time purchase of a digital set-top box, with prices ranging between NIS 250 - 450.
●	Some tech-savvy users do not need Yes’s and/or HOT’s services as they download content from the internet using various means (torrents, streaming websites and others, applications that stream torrent links and others).

Contents viewed through the internet are usually available for immediate viewing a significant amount of time before they are broadcast by multi-channel TV companies.

●	These two developments (DTT and the internet), which are situated on both ends of the technological scale, can provide a substitute for multi-channel TV services. However, the number of people currently making use of these developments is relatively small.
●	It should be noted that the addition of DTT channels and increased internet bandwidths could make the services provided through the internet more attractive.
●	In addition, a new technology exists that allows broadcasts to be transmitted through the internet (OTT), and this technology is employed by the Company today as part of its VOD services. It appears that this technology could allow new and existing competitors to provide substitute services as an alternative to multi-channel TV services.
●	It should be noted that in addition to Cellcom, which entered the market using its “Cellcom TV” services, it is possible that Golan Telecom (which recently announced its intention to enter this market) and Partner are expected to enter this market. It appears that the ability of these players to rely on this platform and to extend it to additional paid channels could be a key factor in their successful penetration into the market. However, given the technologies limitations of OTT, it is possible that it might not be able to provide live broadcasts in a satisfactory quality (for example, sports broadcasts).
●	Moreover, it is doubtful whether these players could offer content that is as extensive and versatile as those currently offered by Yes and HOT to their customers.

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont’d)

Marketing narrow packages

●	At present, Yes and HOT are obligated to offer a “narrow package” to their customers - Packages that include a relatively small number of channels (approx. 25) at a lower price ranging between NIS 99 - 130.
●	It appears that narrow packages are uncommon, and they comprise only 1% of the total number of Yes’s subscribers. Yes and HOT price the narrow packages at approx. NIS 120 a month.
●	However, it is expected that the introduction of new competitors into this segment (such as Partner and Cellcom), which are expected to price the packages at less than NIS 100, may decrease the prices of Yes’s and HOT’s narrow packages, and may add to the number of subscribers who would want to switch to the narrow packages.
●	On December 29, 2014, Cellcom announced its launching of the new “Cellcom TV” service, which relies primarily on the internet. The new service includes TV-channel and VOD broadcasts, and it combines Idan+ (DTT) channels, which are received through the airwaves via Cellcom’s set-top box, and an online VOD library that contains movies and TV series which can be viewed at any time. The service, which is provided for NIS 99 a month, includes only one set-top box. However, many questions could be asked about this “fledgling” service: what is the bandwidth involved? Is it suitable for all Israeli population groups? Does it compete with mobile network operators or in the multi-channel TV market (with Hot and Yes), and so on. In light of the above, the price may result in the escalation of existing competition and to a reduction in prices (to an extent and with an intensity which at present cannot be evaluated) and may affect the Company’s financial results.

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont’d)

Competition with HOT

The following diagram presents the development of Yes’s ARPU relative to HOT (according to available HOT data) between 2008-2014, and current for 1Q15.

* HOT’s ARPU data are presented based on the data processing carried out by Bezeq and Fahn Kanne Consulting

The following diagram presents a comparison of the number of YES subscribers relative to HOT (according to available HOT data) between 2010-2014, and current for 1Q15.

●	It should be noted that HOT currently controls a larger market share than that of the Company, and therefore the number of HOT subscribers is higher than that of the Company. However, as we can see, Yes’s ARPU is higher than HOT’s.
●	We were informed by the Company that its ability to collect excess premium relative to its primary competitor, HOT, stems, inter alia from:
●	The high-quality service it provides to its customers, as opposed to its competitor, which users outsourcing services in order to reduce costs.
●	The creation of a preferable user experience, both in terms of technology and in terms of the better quality and diversity of the contents provided by the Company to its customers relative to HOT.

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont’d)

Following is a depiction of the Israeli communications market, broken down by holding groups and the services offered by telecommunication companies:

●	While in the past most of the competition in the communications market was reflected in the competition between independent telecommunication providers within each segment of activity, in recent years an increasing trend of switching to competition between telecom groups that operate simultaneously in several telecom segments.
●	In recent years, there has been a growing trend of “service basket” consumption (packages that include various combinations of multiple telecom services). The telecom groups market, or may market in the future, “common” service baskets that consist of various telecom services offered by the companies of each group.
●	As a rule, the marketing of the common basket allows the telecom group to offer more attractive prices to the customer relative to the prices he would have to pay for each service separately (in some cases, this is done by way of “cross-subsidization” between the various components included in the basket), as well as a comprehensive solution that makes it unnecessary to enter into contracts with multiple suppliers.
●	With regard to the marketing of common service baskets, the restrictions that apply to Bezeq are more stringent than those applicable to the other groups. Bezeq is subject to multiple restrictions in the context of forming collaborations between group companies, principal among which are the following:

1.	Mandatory structural separation - The Company must maintain structural separation between itself and its subsidiaries (including the full separation between the companies’ managements). However, pursuant to the Company’s market share’s shrinkage to less than 85%, in May 2010 the Company was permitted to offer common service baskets with the subsidiaries to private subscribers, and in July 2012, business subscribers were offered common service baskets, and all subject to their approval by the Ministry of Communication and subject to several conditions stipulated under the domestic operator license.
2.	Other restrictions on the provision of benefits to group companies and collaborations between them, including, without limitation, the restriction of the Antitrust Commissioner with respect to the approval of mergers between the company and group companies.
3.	Restrictions concerning control of Yes.

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont’d)

Global review - analysis of the influence of OTT services on traditional TV service in West Europe.

The data presented in the chart below indicate that the scope of paid television services in West Europe is expected to grow by approx. 24% (an average growth rate of 4%) between 2013-2018, and eventually reach a scope of services that amounts to approx. 141 million. The main source of growth in this market is expected to be the OTT video sector, which is destined to multiply itself by almost 7, and reach a scope of services that amounts to approx. 26 million households. Compare this to traditional paid television services, which are expected to grow by only 4.2% in 2013-2018 (an annual growth rate of 0.8%). In other words, based on these data, the traditional television services sector is not expected to diminish in the years reviewed.

Source: Research Report by Analysis Mason Limited 2013 , “Pay-TV and OTT video services in Western Europe: forecasts and analysis 2013–2018”, August 2013

The following diagram indicates that OTT, as a substitute for multi-channel television services, is expected to serve as a mere niche (approx. 3% of households), whereas for the vast majority of households OTT services are going to be strictly complementary and/or secondary to cable network or satellite television.

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5. Financial statements analysis

D.B.S. Satellite Services (1998) Ltd.

Balance Sheet

Following are the company’s balance sheet balances according to reported figures, as at December 31 of the years 2012-2014, and according to the draft quarterly statements of March 31, 2015 (in thousand NIS).

Cash and Cash Equivalents

As at March 31, 2015, the cash and cash equivalent balance of the Company amounted to approx. NIS 299 million, approx. 62% of the Company current assets, as opposed to the end of 2014, when the cash and cash equivalent balance of the Company amounted to approx. NIS 239 million, approx. 55% of the Company current assets, and to approx. NIS 125 million, approx. 43% of the Company’s current assets in 2013.

Trade Receivable

The Company signs an agreement with all of its subscribers which governs the various rights and obligations of subscribers with respect to their relationship with the Company.

Normally, the Company does not engage in factoring transactions and avoids the early obtainment of revenues from customers. Namely, payment is made at the beginning of each month with respect to customers who pay by credit card. Other Company customers - according to their credit terms (normally net + 30 or 60).

The Company’s DSO (Days Sales Outstanding) ratio has maintained relative stability over the three-year period, and represents, approximately, a balance of private customers for a single month (net+0) and a balance of business customers for a longer period.

Other receivables

The increase in the receivables balance in 2014 stems both from the increase in prepaid expenses and in the increase in other receivables, primarily due to the change in the value of hedging transactions.

Balance sheet NIS thousands	31.12.2012	31.12.2013	31.12.2014	31.3.2015
Current assets
Cash and cash equivalents	-	125,263	239,146	298,649
Trade receivables	163,043	164,277	178,017	172,865
Other receivables	1,674	1,615	16,404	9,330
Total current assets	164,717	291,155	433,567	480,844
Percentage of current assets in balance sheet	11.9%	18.0%	23.8%	25.6%
Non-current assets
Fixed assets, net	745,365	775,131	797,696	800,912
Intangible assets	99,864	133,728	146,805	147,507
Broadcasting rights net of rights exercised	377,349	416,598	441,813	449,303
Total non-current assets	1,222,578	1,325,457	1,386,314	1,397,722
Percentage of non-current assets in balance sheet	88.1%	82.0%	76.2%	74.4%
Total assets	1,387,295	1,616,612	1,819,881	1,878,566
Current liabilities
Credit line from banks	69,322	35,785	14,837	14,837
Current maturities for debentures	174,305	292,168	377,388	371,363
Trade payables and service providers	403,104	467,929	429,572	450,470
Other payables	147,746	161,318	148,783	159,763
Provisions	6,200	12,360	9,673	9,491
Total current liabilities	800,677	969,560	980,253	1,005,924
Percentage of current liabilities in balance sheet	57.7%	60.0%	53.9%	53.5%
Non-current liabilities
Credit line from banks	-	-	64,065	63,765
Debentures	1,364,840	1,387,616	1,361,557	1,337,220
Loans from shareholders	3,085,742	3,571,900	4,054,456	4,117,543
Trade payables and other long-term liabilities	92,033	24,931	18,588	16,321
Employee benefits	5,837	5,779	5,216	5,031
Total non-current liabilities	4,548,452	4,990,226	5,503,882	5,539,880
Percentage of non-current liabilities in balance sheet	327.9%	308.7%	302.4%	294.9%
Total liabilities	5,349,129	5,959,786	6,484,135	6,545,804
Equity
Equity	29	29	29	29
Premium on shares	85,557	85,557	85,557	85,557
Warrants	48,219	48,219	48,219	48,219
Capital reserve	1,537,271	1,537,271	1,537,271	1,537,271
Capital reserve for share-based payments	10,280	10,280	10,280	10,280
Loss balance	(5,643,190)	(6,024,530)	(6,345,610)	(6,348,594)
Total equity	(3,961,834)	(4,343,174)	(4,664,254)	(4,667,238)
Percentage of equity deficit in balance sheet	-285.6%	-268.7%	-256.3%	-248.4%
Liabilities and equity	1,387,295	1,616,612	1,819,881	1,878,566

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D.B.S. Satellite Services (1998) Ltd.

Balance Sheet (Cont’d)

Broadcasting rights - net of rights exercised

The Company owns broadcasting rights in video contents (movies and series) of two kinds:

1.	Broadcasting rights acquired from third parties - including discrete contents and channels
2.	Broadcasting rights owing to original productions in whose production the Company invests (partially or wholly), where, in addition to the actual right to include the contents in its broadcasts, the Company usually maintains interest in those contents, the percentage of which is specified in the agreements signed with the producers.

Normally, the Company is also entitled to assign authorizations to use rights and participate in revenues derived from other uses of the contents other than broadcasts at the Company, subject to agreements with suppliers.

●	Broadcasting rights are presented in the Company’s balance sheet at cost net of rights exercised.
●	In 1Q15, an increase in the broadcasting rights balance of approx. 1.6% was observed, and in 2014 an increase in the broadcasting rights balance of approx. 6% was observed relative to 2013. In 2013 and 2012, an increase in the broadcasting rights balance of approx. 10% and 14% was observed, respectively. The principal causes of this increase are as follows:
-	Increased investments in original productions in accordance with the resolution issued by the Cable and Satellite Broadcasting Council. the amount invested in original productions was previously only derived from a certain percentage of revenues from contents. The Council determined that, as of 2012, the percentage invested in original productions shall be derived from content revenues in addition to revenues from equipment installation, sale or borrowing fees. In addition, the Company was permitted to pay the sum of the 2012 investment in equal installments over a period of three years.
-	In 2011, the rights amortization policy was changed to the straight-line method, which led to a longer estimated useful life for this asset.
-	USD exchange rate fluctuations.
-	Increased prices of purchased contents and the commencement of discounting the costs of translation to the broadcasting rights.

Fixed assets

●	Fixed Assets comprise a significant balance of the Company’s total assets, and amount to approx. NIS 801 million and approx. NIS 798 million as at March 31, 2015 and December 31, 2014, respectively (approx. 43% and 44% of the statement of financial position’s total, respectively). This Section includes tow substantial balances:
1.	Digital satellite decoders: approx. NIS 490 million and approx. NIS 486 million as at March 31, 2015 and December 31, 2014, respectively. The estimated useful life of this equipment ranges between 4-8 years.
2.	Discounted installation costs amounting to approx. NIS 225 million and approx. NIS 229 million as at March 31, 2015 and December 31, 2014, respectively. The estimated useful life of installation costs is subdivided as follows: 13-15 years (for infrastructures in buildings) and 1-3 years (for infrastructures in apartments).
●	We should not that the fixed assets balance contains additional balances that are significantly smaller, such as broadcasting and reception equipment, whose amortized cost amounted, as at March 31, 2015 and December 31, 2014, to approx. NIS 36 million and NIS 34 million, respectively.

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D.B.S. Satellite Services (1998) Ltd.

Balance Sheet (Cont’d)

Intangible assets

Intangible assets consist of two principal components:

1.	Subscriber acquisition costs - In 2011, a law was enacted which prohibits the Company from collecting exit fees from its customers. The Company switched to a contract model that does not stipulate a commitment period. As a result, the Company lost its secured revenue from that customer, against which it would by then have discounted the customer acquisition costs. In light of the changes in legislation and the Company’s business model, the Company elected to implement an accounting policy and to discontinue the discounting of customer acquisition costs, despite the fact that there are certain accounting interpretations that permit, under certain circumstances, the continued discounting of customer acquisition costs even in cases where no customer commitment period applies. In light of this, as of the law’s entry into force, the Company no longer discounts the cost of its subscribers’ acquisition as an asset, in accordance with IAS38.
2.	Programs and licenses - The increase in intangible assets in 2013 relative to 2012 stems mainly from two projects:
A.	TRIO - The upgrade of the Company’s management systems, which includes the development of three systems:
-	A new RBM system.
-	CRM system.
-	The integration of customer and billing management into SAP.
B.	TVE - The development of a mobile phone viewing technology.

Deferred taxes, net

●	Note 25 to the 2014 Financial Statements clarifies that, even though the Company has significant tax losses and inflation-related deduction which may be carried forward for an unlimited time until utilization (a total of NIS 5.4 billion), the Company does not recognize deferred taxes assets, as it is not expected that it will in the foreseeable future have any taxable income against which the aforementioned carried forward losses will be utilized.
●	The aforementioned are accounted for in accordance with the principles of International Accounting Standard 12, Income Taxes (IAS 12).
●	Of the accumulated loss of approx. 5.4 billion, a total of NIS 2.3 billion is derived from financing expenses on loans from shareholders (Bezeq: approx. NIS 1.8 billion; Eurocom Group: approx. NIS 0.5 billion).

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D.B.S. Satellite Services (1998) Ltd.

Profit and Loss Statement

Following is a summary of profit and loss data for the years 2011-2014 (audited) and for 1Q15 (the draft financial statement received) (in NIS thousands):

Profit and Loss Statements – D.B.S. Satellite Services 1981 Ltd.	Audited 2011	Audited 2012	Audited 2013	Audited 2014	Reviewed Q1 2014	Draft Q1 2015
Revenues	1,618,809	1,635,994	1,635,216	1,723,938	423,724	440,174
Growth		1.1%	-0.05%	5.4%		3.9%
Cost of revenues	1,028,168	1,067,087	1,051,618	1,110,450	268,750	295,096
Gross profit	590,641	568,907	583,598	613,488	154,974	145,078
Gross profit (%)	36.5%	34.8%	35.7%	35.6%	36.6%	33.0%
Selling and marketing expenses	152,737	166,274	153,712	153,624	39,614	35,663
General and administrative expenses	143,036	149,884	162,372	187,284	42,478	50,376
Operating profit (loss)	294,868	252,749	267,514	272,580	72,882	59,039
Operating profit (%)	18.2%	15.4%	16.4%	15.8%	17.2%	13.4%
Financing expenses	168,991	155,431	167,677	136,669	33,463	40,587
Financing income	(23,163)	(1,859)	(6,979)	(26,056)	(15,912)	(41,992)
Financing expenses for loan from shareholders	377,529	407,826	486,158	482,556	88,906	63,087
Earnings (loss) before tax	(228,489)	(308,649)	(379,342)	(320,589)	(33,575)	(2,643)
Income tax	1,128	1,668	1,352	1,106	186	341
Actuarial profit (loss) from defined benefit plan*	(80)	(1,235)	(646)	0	0	0
Depreciation and amortization	276,393	248,250	262,735	297,554	69,731	76,411
EBITDA	571,261	500,999	530,249	570,134	142,613	135,450
EBITDA (%)	35.3%	30.6%	32.4%	33.1%	33.7%	30.8%

*	This does not include actuarial profit (loss) from defined benefit plan of significant values, as provided in the Company's financial statements.

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D.B.S. Satellite Services (1998) Ltd.

Profit and Loss Statement (Cont’d)

Revenues

In 1Q15, the Company’s total revenues amounted to approx. NIS 440 million, its revenues in 2014 amounted to NIS 1,724 million.

The Company’s revenues are subdivided into three major types:

●	Revenues from basic services to customers - These include revenues from basic content and equipment services, the leasing of regular set-top boxes, and basic channel broadcasts at fixed monthly prices.
●	Revenues from advanced services to customers - These include revenues from technical services and installation fees, revenues from advanced services by supplying advanced set-top boxes, such as: YesMax, YesMax Total and YesHD, and the provision of YesMultiroom services, through which it is possible to view recorded contents via the home network and/or VOD service for which the customer pays fixed monthly fees.
●	Non-customer revenues - These primarily include revenues from channels and revenues from the sale of content in accordance with the Company’s specific agreements with suppliers for the sale of content purchased by the Company.

ARPU Analysis

The term “ARPU” and the variations thereof is a key term in the world of communications. Mobile network operators, ISPs and cable network companies measure themselves in terms of ARPU (Average Revenue per User).

●	The data indicate that in 1Q15 the Company’s ARPU amounted to NIS 232, as opposed to NIS 234 at the end of 2014, which reflects a decrease by approx. 1%. In 2014, no significant ARPU changes were observed. In 2013, ARPU decreased by approx. 1% to approx. NIS 233 (compared to approx. NIS 234 in 2012).

ARPU (Average Revenue per User, in NIS)

Distribution of ARPU between basic and advanced services

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D.B.S. Satellite Services (1998) Ltd.

Profit and Loss Statement (Cont’d)

Cost of Revenues

The majority of cost of revenue expenses consist of the costs of contents, broadcasting rights exercised, and depreciation and amortization. In the first three months of 2015, the total cost of revenue amounted to approx. NIS 295 million (approx. 67% of all revenues), an increase of approx. 6.3% annualized over 2014.

In 2014, the Company’s cost of revenue amounted to approx. NIS 1,110 million (approx. 64% of all revenues), as opposed to NIS 1,052 million in 2013 (approx. 64%% of all revenues), which constitutes an increase of approx. 6%. The increase stemmed mainly from the increase in depreciation, broadcasting rights exercised and content costs.

Selling and Marketing Expenses

Selling and marketing expenses consist mostly of salary and wages and advertising expenses. Selling and marketing expenses in 1Q15 amounted to approx. NIS 35.6 million (approx. 10% of all revenues in this quarter), as opposed to approx. NIS 39.6 million in 1Q14, which constitutes an decreased of approx. 9.3% relative to the same quarter of the previous year.

In 2013 and 2014, an increase in selling expenses was observed, which was offset by a decrease in advertising and depreciation expenses. In 2013-2014, the selling and marketing expenses amounted to approx. NIS 154 million (approx. 9% and 9.3% of all revenues, respectively), as opposed to NIS 166 million (approx. 10%% of all revenues) in 2012.

Between 2012 and 2013, selling and marketing expenses decreased by approx. 7.6%. This decrease stems mainly in the decrease in depreciation and amortization expenses which resulted from the discontinued discounting of subscriber acquisition costs (namely, sales commissions paid to marketers and salespersons) as of the end of 2011.

G&A Expenses

G&A expenses primarily consist of salary and wages and depreciation and amortization. G&A expenses in 1Q15 amounted to approx. NIS 50 million (approx. 11% of all revenues), as opposed to approx. NIS 42 million in 1Q14, which constitutes an increase of approx. 19%.

In 2014, the Company’s G&A expenses amounted to approx. NIS 187 million (approx. 11% of all revenues), as opposed to NIS 162 million in 2013 (approx. 10%% of all revenues) and as opposed to approx. NIS 150 million (approx. 9% of all revenues) in 2012.

In 2014, G&A expenses increased by approx. 15%, as opposed to an increase of approx. 8% and 5% in these expenses in 2013 and 2014, respectively.

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D.B.S. Satellite Services (1998) Ltd.

Profit and Loss Statement (Cont’d)

Financing Expenses, Net

The majority of financing expenses stem from shareholder loans and interest expenses for financial liabilities. In the first three months of 2015, net financing expenses amounted to approx. NIS 62 million (approx. 14% of all revenues), as opposed to 2014, in which net financing expenses amounted to approx. NIS 593 million (approx. 34% of all revenues), and as opposed to 2013, in which net financing expenses amounted to approx. NIS 647 million (approx. 40% of all revenues). The decrease in net financing expenses in 2014 and in the first three months of 2015 stems mainly from margin revenues resulting from changes in the fair value of financial assets, in fair value through profit and loss, and in the effects of the consumer-price index.

Income Tax

According to data received from the Company and the 2013 tax adjustment report, the Company has tax losses and a deduction for inflation that are carried forward to the following years and that amount, as at December 31, 2014 and December 31, 2013, to approx. NIS 5.4 billion and NIS 5.3 billion, respectively.

We were informed that, of the accumulated tax losses, as at December 31, 2014, of approx. 5.4 billion, a total of NIS 2.3 million is derived from financing expenses on loans from shareholders (Bezeq: approx. NIS 1.8 billion; Eurocom Group: approx. NIS 0.5 billion).

In the Company’s profit and loss statements, tax expenses amounting to NIS 1,106 thousand and NIS 1,352 thousand were recognized in 2013 and 2014, respectively.

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6. Methodology

D.B.S. Satellite Services (1998) Ltd.

Methodology

Accounting for Business Combinations - General

International Financial Reporting Standard 3R (“IFRS 3R” or “the Standard”) - Business Combinations concerns the matter of business combinations and examines the terms of the recognition and measurement of identifiable assets acquired in a business combination and in transferred liabilities, non-controlling interest in the acquired entity, and goodwill.

The Standard defines a business combination transaction as a transaction or other event in which the buyer receives control over one or more of the acquired businesses. A business combination transaction can be carried out in a number of ways that stem from legal, tax-related or other reasons.

The date of the acquisition is the date on which the buyer assumes control over the acquired entity.

The Standard stipulates that business combinations are to be accounted for using the Acquisition Method, which requires the following:

1.	The identification of the buyer;
2.	The determination of the acquisition date;
3.	The recognition and measurement of identifiable assets acquired and transferred liabilities and non-controlling interest in the acquired entity;
4.	The recognition and measurement of goodwill or profit from an incidental transaction.

Costs needed to carry out the transaction, such as attorney’s fees, consultation, G&A, and debt or capital issue costs for the purposes of the acquisition, shall be recognized by the buyer as expenses in the period in which these costs were incurred and in which the services for said costs were received. Debt and capital issue costs shall be recognized in accordance with IAS 32 and IAS 39.

Intangible assets

Identification Capacity Criterion

An intangible asset is a non-financial asset devoid of any physical substance. An intangible asset can be identified if it meets either of the following conditions:

1.	Separability condition: the asset can be separated, namely, it is possible to separate it from the entity or split it, it may be sold or transferred, and it is possible to grant a license to use, lease out or replace it, separately or together with a related contract, an identifiable related asset or a related liability, regardless of whether the buyer intends to do so;
2.	Contractual-legal condition: the asset is derived from contractual or other legal rights, regardless of whether these can be carried forward or can be separated from the entity or from other rights or obligations.

An intangible asset which cannot be separated by itself complies with the separability condition if it can be separated together with a related contract, an identifiable asset or a liability.

Examples of identified intangible assets

The examples of intangible assets include the following items:

Intangible assets related to customers:

●	Contracts with customers and associated customer relationships;
●	Non-contractual customer relationships;
●	Client lists;
●	Order or production backlog.

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D.B.S. Satellite Services (1998) Ltd.

Methodology (Cont’d)

Contract-based intangible assets:

●	License and royalties;
●	Franchise agreements;
●	Operating and Broadcasting agreements;
●	Various rights of use.

Intangible assets related to marketing:

●	Trademarks;
●	Trade names
●	Domain names;
●	Non-competition agreements.

Intangible assets related to art:

Such as literature, magazines, plays, musical pieces, paintings, photographs, etc.

Determining the fair value of intangible assets

The intangible assets are measured at fair value as at the date of acquisition.

in accordance with IAS 38, the quoting of market prices in an active market constitutes as the most reliable estimate of fair value for intangible assets. The suitable market price is usually the bid price. If the aforementioned prices are unavailable, the price in a similar transaction that took place at about the same time could form the basis for the fair value estimation, on the condition that no substantial changes in financial conditions took place between the date of this transaction and the date of the measurement.

In the absence of an active market for the intangible asset, its fair value shall be the price that would have been paid on the date of the acquisition between informed, willing parties on the basis of the best available information. In determining this value, the entity must consider the results of recent transactions in similar assets.

It is possible to employ pricing methods designed to determine fair value and which reflect conventional transactions and methods in the line of business to which the asset belongs. Such methods include:

●	The use of multipliers that reflect the ratio between market transactions and the asset’s profitability indexes (such as revenues, operating profit or market size) or the flow of royalties that could have been generated by leasing out the asset (the “relief from royalties” approach), or
●	Discounting the asset’s projected net cash flows.

Under IAS 38, if the intangible asset meets identifiability criteria, it therefore follows that there exists sufficient information that allows the reliable measurement of the asset’s fair value.

Principal valuation methodologies

As a rule, there are multiple valuation methods in general, and multiple intangible asset valuation methods in particular. Naturally, each method has its own advantages and disadvantages, and one should employ each method according to its applicability to the case in question and/or to the assessment’s situation and purpose.

1.	The Income Approach - According to this approach, the value of the asset is derived from the current value of the cash flows which are expected to be derived from it over the remainder of its economic life. In this method, first we must estimate the cash flows which are expected to be derived from the asset in the future, based, inter alia, on an operational financial analysis.

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D.B.S. Satellite Services (1998) Ltd.

Methodology (Cont’d)

In the second phase, these cash flows must be brought to the current values by way of discounting them to the date of the asset’s valuation. Cash flow discounting is carried out using a rate of return which should reflect the time value of money and the business risk.

The fair value estimated using this method is actually the current value of future cash flows which are expected to be derived from the asset, including its salvage value, if any applies, at the end of the projection period.

When assessing value using this approach, it is common practice to employ the following methods, which are derived from the aforementioned financial approach:

●	Discounting of Excess Earnings - Under this method, the intangible asset’s value is estimated by way of discounting the “excess earnings” attributed to the asset. “Excess earnings” are defined as the difference between the operating profit expected from the evaluated asset and between the fair rate of return on the fair value of the assets that contribute and participate in the evaluated operation. The contribution of these contributing assets is reflected in the use which the intangible asset makes in other assets in the process of generating income or in the structure of expenses. In general, the contributing assets are usually fixed assets, human resources, brand, license, basic technology and more. In most cases, there will be more than one contributing asset.
●	Relief from Royalties - Under this method, the value of an intangible asset is estimated by way of discounting the “adequate royalty” payments which the owner of the asset would have been required to pay for using the asset had it not been owned by him.
●	This method is primarily used to estimate the value of intangible assets that are legally registered in the Company’s name, such as: brands, trademarks, domain names, databases, patents, etc.
2.	Market Approach - Under this method, the fair value takes into account the prices recently paid for similar assets, based on the analysis of similar transactions (as much as practicable) between willing buyers and sellers, including adjustments to the market prices specified, so as to reflect the condition and usability of the evaluated asset relative to the corresponding assets in the market. Consequently, this approach is often inapplicable to the valuation of intangible assets, and can be used strictly as a general and comparative measure for the results of other valuation methods.
3.	Cost Approach -Under this method, fair value is estimated based on the asset’s replacement cost net of depreciation that reflects the functional, financial or technological aging of the existing asset relative to the new one. Cost Approach valuation results can be viewed as the upper limit of the value in cases where the asset can be easily replaced or renewed, as no careful foreign investor would purchase an existing asset at a price that is higher than the price of producing an equivalent asset which provides it with similar financial benefits. This principle normally does not apply to unique intangible assets that are legally protected against duplication, such as patents or copyrights (however, one should consider the territorial borders of such protection), or when the development periods of a substitute intangible asset are significant, or when the uncertainty of self-development is unusually high.

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D.B.S. Satellite Services (1998) Ltd.

Methodology (Cont’d)

Useful life

The buying entity must assess whether the intangible asset’s useful life is finite or undefined, and, if finite, must estimate its length. The entity shall consider a useful life duration as undefined if, after all relevant factors are analyzed, ther appears to be no limit to the period in which the asset is expected to generate net cash flows for the entity.

An intangible asset with a defined useful life will be amortized over the course of its useful life, subject to an impairment test.

However, an intangible asset with an undefined useful life will not be amortized. Instead, the buying entity must test for the asset’s impairment once a year or more frequently, if there is any indication of this asset’s impairment. Moreover, the entity shall periodically examine the useful life of the intangible asset in question, so as to determine whether the events and circumstances still support the assessment that the useful life is undefined.

Tax benefit

According to the AICPA Practice Aid Series1 guide, each intangible asset valuation must include:

A.	The expected tax payments for the cash flows attributed to the intangible asset and
B.	Tax benefits that will stem from the amortization of the intangible asset for tax purposes.
The guide also mentions that adding the effects of tax is common for the Income and Cost Approaches, but is not characteristic of the Market Approach, as tax benefits in such cases are already included in the market price quoted during the negotiations for the acquisition of the asset between market participants. The team that authored the guide believes that these two tax effects should be included in the value of the intangible asset, whether the purpose of the transaction was to sell assets of the acquired company for tax purposes and whether it was to sell shares of the acquired company (without introducing any changes to the tax base of the acquired assets and the liabilities received). Accordingly, the value of the in accordance with must also include the value of the tax benefit, even if we are dealing with a business combination by way of the acquisition of shares which, in practice, does not allow the amortization of the intangible assets for tax purposes.
In the absence of explicit provisions relating to the amortization of intangible assets, it was assumed for the purposes of this Work that the amortization of the intangible assets acquired shall be recognized for income tax reporting purposes. Given that the Tax Authority’s opinion is yet to be expressed about this matter, our Work relied on the provisions set out in the AICPA Practice Aid Series guide.
The tax benefit in all the intangible assets evaluated was calculated using a straight line amortization method for the projection period used for the assessment of the intangible assets itself, or for a period of 10 years (the maximum period of goodwill amortization according to income tax provisions), whichever is lower.

[1]	AICPA Practice Aid Series - Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries.

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7. Tangible assets and liabilities

D.B.S. Satellite Services (1998) Ltd.

Tangible assets and liabilities

Current Assets

The balance of current assets includes cash and cash equivalents, trade receivables and other receivables. Since these are current financial assets, according to accepted accounting principles these should be presented at current values as at balance sheet date. Therefore, it was assumed it is unnecessary to discount these amounts given the insignificant difference between the discounted amounts and the amounts found in the books.

Broadcasting rights, net of rights exercised

The Company owns broadcasting rights in video contents (movies and series) of two kinds:

1.	Broadcasting rights acquired from third parties - including discrete contents and channels
2.	Broadcasting rights owing to original productions in whose production the Company invests (partially or wholly), where, in addition to the actual right to include the contents in its broadcasts, the Company usually maintains interest in those contents, the percentage of which is specified in the agreements signed with the producers.

Broadcasting rights are presented in the Company’s balance sheet at cost net of rights exercised.

The financial value of the broadcasting rights was estimated using the Cost Approach. Under this approach, it was assumed that the rights previously paid for are not materially different from the costs which would have been paid for similar rights on the date of the allocation, owing to the relatively minor time differences (one year) between the date of payment and the date of allocation. Accordingly, in our assessment, the value of the asset presented in the books reflects its fair value.

As additional support for this, we should stress that we are dealing with a broad distribution of content providers, where the acquisition of broadcasting rights is effected according to framework agreements that were determined by negotiations, and it is likely that these were entered into under market conditions. Moreover, in its books, the Company examines the life o the assets ascribed to the broadcasting rights and determines the relevant amortization period based on the projected life of these assets.

According to the balance specified in the books, the value of the broadcasting rights is estimated at approx. NIS 449 million.

Fixed assets

●	Fixed Assets comprise a significant balance of the Company’s assets, and amount to approx. NIS 801 million and approx. NIS 798 million as at March 31, 2015 and December 31, 2014, respectively (approx. 43% and 44% of the statement of financial position’s total, respectively). This Section includes tow substantial balances:
1.	Digital satellite decoders: approx. NIS 486 million and approx. NIS 490 million as at December 31, 2014 and March 31, 2015, respectively. The estimated useful life of this equipment ranges between 4-8 years.
2.	discounted installation costs amounting to approx. NIS 229 million and approx. NIS 225 million as at December 31, 2014 and March 31, 2015, respectively. The estimated useful life of installation costs is subdivided as follows: 13-15 years (for infrastructures in buildings) and 1-3 years (for infrastructures in apartments).
●	We should not that the fixed assets balance contains additional balances that are significantly smaller, such as broadcasting and reception equipment, whose amortized cost amounted, as at December 31, 2014 and March 31, 2015, to approx. NIS 36 million and NIS 34 million, respectively.

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D.B.S. Satellite Services (1998) Ltd.

Tangible assets and liabilities (Cont’d)

It was assumed that the financial value of fixed assets is not materially different from that appearing in the books. Under this approach, it was assumed that the costs previously paid for the assets correspond to the amounts which would have been paid today for the same assets. It was assumed that the amortization appearing in the financial statements also reflects a financial amortization.

Intangible assets, net

Intangible assets consist of two principal components:

1.	Cost of Subscriber Acquisition

In 2011, a law was enacted which prohibits the Company from collecting exit fees from its customers, and the Company switched to a contract model that does not stipulate a commitment period. As a result, the Company lost is secured revenue from that customer, against which it would by then have discounted the customer acquisition costs. In light of the changes in legislation and the Company’s business model, the Company elected to implement an accounting policy and to discontinue the discounting of customer acquisition costs.

The Company’s sales entail a variety of sales commissions. Commissions can be directly identified with customer contracts. The Company’s cost of subscriber acquisition are based on the balance of sums actually paid in the past and which are yet to be amortized in the financial statements over the subscribers’ average contractual commitment period.

The financial value of the cost of subscriber acquisition was estimated using the Cost Approach. Under this approach, it was assumed that the costs of royalties previously paid to salespersons correspond to the amounts which would have been paid today for the same services, given the relatively minor time differences between the date of payment and the date of allocation.

The amortization appearing in the financial statements also reflects a financial amortization according to the subscribers’ contractual period. Accordingly, in our assessment, the value of the asset presented in the books reflects its fair value.

2. Software Programs and Licenses

The financial value of software programs was also assessed using the Cost Approach, and, in our assessment, the value of the asset presented in the books reflects its fair value.

Current Liabilities

Credit line from banks, payables (without interest payable for debentures), trade payables and service providers were estimated according to their accounting balance in the Company’s books.

Following are the assumptions used for estimating the fair value of the remaining current liabilities:

-	Current maturities for debentures and interest payable for debentures - see “Debentures” below.
-	Provisions - Several lawsuits or pending legal proceedings have been filed against the Company. The actual provision in the Company’s books for lawsuits, as at March 31, 2015, amounted to approx. NIS 9,491 thousand. We were informed that the provisions found in the books does not reflect the exposure stemming from two class action suits of approx. NIS 20 million. For the purposes of this Work, it was assumed that the provision found in Yes’s books must increase by approx. NIS 10 million so that it will reflect the fair value of the contingent liabilities.

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D.B.S. Satellite Services (1998) Ltd.

Tangible assets and liabilities (Cont’d)

Debentures

The Company has three debenture series: Debenture Series A, Debenture Series B and Debenture Series C.

Debenture Series A - Issued in 2007 for institutional investors, which was listed on the TASE Tact Institutional system. In 2014, the Company completed additional Debenture Series A issues by way of series expansion, that amounted to approx. NIS 253 million.

Debenture Series A - Issued in 2010 for institutional investors and was listed on the TASE and expanded each year between 2011-2014. In 2014, the Company completed additional Debenture Series B issues that amounted to approx. NIS 179 million.

In April 2015, the Company completed additional Debenture Series B issues by way of series expansion, that amounted to approx. NIS 198 million.

Debenture Series C - Issued in 2012 for institutional investors.

The price of the debentures has risen, and therefore the calculated yield to maturity of each of the debentures has decreased between 2012 and 2014. The yield to maturity of debentures with longer average durations, namely, those of Debenture Series C is lower than that of Debenture Series B, which has a shorter average duration, although the collateral of each series is identical. It appears that in the past the Company obtained the debentures at higher interest rates, whereas today the interest rates are lower.

According to data received from the Company concerning the fair value calculation of the debentures in the Company’s books as at March 31, 2015, the interest rates on the basis of which the projected cash flows were discounted are 1.9%, 2.1% and 2.3% for Debenture Series A, Debenture Series B, and Debenture Series C, respectively and as presented below:

Debenture Series	Discount Rate
Series A	1.9%
Series B	2.1%
Series C	2.3%

Therefore, their fair value as at March 31, 2015 of all three debenture series amounts to approx. NIS 1,908 million.

Other Long-term Liabilities

It was assumed that the accounting balance of other long-term liabilities reflects their fair value.

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8. Intangible assets

D.B.S. Satellite Services (1998) Ltd.

Intangible assets

Accounting Principles

In March 2004, the International Accounting Standards Committee published a revised version of IAS 38, which concerns intangible assets. The Standard determines how intangible assets (that are not specifically addressed in other accounting standards) are to be accounted for, and requires the entity to recognize an intangible assets if and when certain defined criteria are met.

Under the Standard, in order for a certain item to meet the definition of an intangible asset, it must be a non-financial asset, devoid of any physical substance and identifiable. It is further stipulated that the fair value of the asset be reliably measurable.

Section 12 of IAS 38 stipulates that an intangible asset meets the identifiability condition whenever it meets any of the following criteria:

●	Financial criterion - the asset can be separated, namely, it is possible to separate or split it from the entity, it may be sold or transferred, and it is possible to grant a license to use, lease out or replace it, separately or together with a related contract, a related asset or a related liability.
●	Legal criterion - the asset is derived from contractual or other legal rights, regardless of whether these rights can be carried forward or can be separated from the entity or from other rights or obligations.

For the purpose of preparing this opinion, we examined several items which could constitute as possible intangible assets. Each item was examined to see if it meets the identifiability criterion described above, and, accordingly, if it could be recognized separately from goodwill (under the assumption, of course, that the asset meets all of the other conditions included in the definition), or if it fails to meet this criterion, and therefore constitutes as goodwill.

Identified and estimated intangible assets

Potential intangible assets were examined through a review of documents and other relevant information about the operation and through conversations with Yes’s management.

After this examination, the intangible assets identified whose fair value was estimated in the course of this Work are as follows:

●	Brand
●	Customer Relationships

In addition, we identified intangible assets whose fair value is not included in the attribution of the cost of acquisition on the grounds described below:

●	Broadcasting license - TV broadcasting requires a license issued by the Ministry of Communications by virtue of the Communications Law (Telecommunications and Broadcastings). This license was granted to Yes in 1999 and entails an obligation assumed by the Company to pay royalties to the State of Israel, which are calculated on an income basis, as defined in relevant regulations. Under the Communications Regulations, 2006, the percentages of royalties that apply over the years are as follows:

2011 - 1.75%; 2012 - 1.75%; from 2013 onwards - 0%.

The Company’s license is due to expire in January 2017. At the end of this period, it may be renewed for additional periods, six years each.

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D.B.S. Satellite Services (1998) Ltd.

Intangible assets (Cont’d)

Accounting Principles (Cont’d)

Identified and estimated intangible assets (cont’d)

Broadcasting license (cont’d)

Under Paragraph 21 of IAS38, “An intangible asset shall be recognized if, and only if: (a) it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and (b) the cost of the asset can be measured reliably. “

Under Paragraph 38 of IAS38, the only circumstances under which it may not be possible to reliably measure the fair value of an intangible asset, which was acquired in a business combination, are when the intangible asset is derived from legal or other contractual rights, and when it is “(A) inseparable; (B) separable, but there is no history or evidence of any replacement transactions of identical or similar assets, and any other method of estimating fair value will depend on variables that cannot be measured.”

In our assessment, and according to conversations we held with the Company’s management, in the case of the licenses held by Yes, it is not possible to measure the fair value of the intangible asset using the Income or Comparison Approach, as there is no history or there are no swap transactions of identical or similar assets in the market. Furthermore, it is difficult to estimate the variables needed to make use of these fair value valuation techniques. Therefore, the value of the licenses was not estimated in the course of this reference work.

●	Commercial agreements - Yes is party to several commercial agreements, chief among which are the following:
-	Content providers - The broadcasting rights whose acquisition also affects content costs, as previously stated, are purchased by the Company from a large number of content providers, and so the Company is not depended on a primary and/or single content provider. However, with regard to Israeli sports broadcasts, the Company depends on the acquisition of the broadcasting rights of two local sports channels from two providers - the Sports Channel and Charlton.
-	Satellite segments - Under the agreement with Spacecom Ltd., the Company leases space segments that belong to Amos Series satellites (Spacecom Agreement). The agreement stipulates the lease of 12 space segments. However, as of 2022, the lease shall encompass 9 space segments. The Company is materially dependent on Spacecom, as the holder of its exclusivity rights and sole supplier.
-	Acquisition of decoders -The Company buys decoders primarily from Eurocom, as well as from ADB (Advanced Digital Broadcast S.A.). Given the structure of the market in which Yes operates, there are only a few “players” that purchase the aforementioned products in considerable quantities. Moreover, there is only a small number of available suppliers, and therefore there exists no public information about agreements of this kind.

It was assumed that the agreements are performed at market prices, and that they do not reflect an improvement or worsening with respect to market conditions.

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D.B.S. Satellite Services (1998) Ltd.

Intangible assets (Cont’d)

●	Client list - It is prohibited by law to make commercial use (beyond the internal use of the Company for its own purposes) of the customer list, and therefore they do not have any significant financial value.
●	Deferred taxes - The Company has tax losses and inflation-related deduction which may be carried forward for an unlimited time until utilization that amount to NIS 5.4 billion, as at December 31, 2014.
●	Following are the sources of Yes’s accumulated tax losses and an estimate of the losses for which deferred taxes will be recognized:

NIS Millions
Business losses, without financing expenses for loans from shareholders	3,084
Losses that stem from financing expenses for loans from Bezeq	1,803
Losses that stem from financing expenses for loans from Eurocom	522

Total losses for tax purposes	5,409

The tax asset amounting to approx. NIS 1,427 million included in the PPA work was calculated based on the assumption that the amount of losses that will be recognized by the Income Tax Authority will amount to approx. NIS 5.4 billion and on an assumed corporate tax rate of 26.5%.

●	Owned channels - Yes has 10 channels fully-owned by itself. Some of these channels are included in the basic packages and some are included in packages offered for an additional payment. It is not possible to purchase these channels separately from the basic packages or the packages to which they belong. Moreover, the majority of Yes’s customers buy additional channel packages in addition to the basic packages, which belong to various tracks. Therefore, and because these channels are viewed domestically and privately and as part of broader packages, their independent value cannot be reliably determined.

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D.B.S. Satellite Services (1998) Ltd.

Discount rate (WACC)

We have estimated the nominal discount rate of the Company in a “market participant” view at 8.5%, based on the following parameters:

●	Risk-free interest rate (Rf) - We estimated this rate at approx. 2.01% according to a yield to maturity of unlinked State of Israel debentures for a period of 12 years.
●	Beta (β) - According to the beta values of the similar companies presented in the table below, we estimated the Company’s leveraged beta at 0.87.
●	The Israeli market’s risk premium (Rm-Rf) - According to Damodaran data, we estimated the market’s risk premium at 6.80%.
●	Additional risk premium (ARP) - According to a study of Duff&Phelps Valuation Handbook 2014, we estimated the additional risk premium of the Company at 2.81%.
●	Interest on debt (Rd) - The Company’s interest on debt (before tax) is estimated at 4.51%, according to the yield to maturity of the debentures whose risk level is similar to that of the Company’s liabilities, for an average duration of 12 years.
●	Leverage (D/D+E) - Based on the average debt levels of similar companies, we used a leverage of 30%.
●	Tax rate - Israeli statutory corporate tax rate 26.5%.
Risk-free interest rate	2.01%	Risk-free, 12-year linked debenture interest
Beta (β)
Unleveraged beta	0.67
Leveraged beta for calculation purposes	0.87	According to the leverage of similar companies in the line of industry
Return on equity (Re)
Rf	2.01%
Rm-Rf	6.80%	Israel’s risk premium according to Damodaran
Beta	0.87	According to data of similar companies (Bloomberg)
ARP (size)	2.81%	Duff & Phelps Valuation Handbook 2014
RE	10.75%
Interest on debt (Rd)
Rd	4.51%	Return of debentures (NIS, 12 years, A rating)
Tax	26.5%	Israeli corporate tax rate
Rd* (1-Tax)	3.32%
Discount rate
Re	10.75%
E/D+E	70%
Rd*(1-Tax)	3.32%
D/D+E	30%
WACC	8.5%

Name of Company	Adjusted Beta	R^2	Market Value	Net Debt	D/E	Tax Payment Country	Tax Rate	Un-leveraged Beta	D/D+E
Sky PLC	0.683	11%	18,050	6,545	0.36	UK	21%	0.53	27%
DISH Network Corp	0.974	19%	32,236	4,901	0.15	USA	40%	0.89	13%
SKY Network Television Ltd	0.546	3%	2,300	336	0.15	New Zealand	28%	0.49	13%

Liberty Global PLC	0.943	22%	44,497	45,001	1.01	USA	40%	0.59	50%
DIRECTV	0.802	18%	43,794	16,177	0.37	USA	40%	0.66	27%
Bezeq The Israeli Telecommunication Corp Ltd	0.712	3%	20,674	7,204	0.35	Israel	27%	0.57	26%
Weighted Average (Based on R2 Value)	0.854	17%	34,735	19,292	0.49		36%	0.666	30%
Simple Average	0.777	13%	26,925	13,361	0.40		33%	0.621	26%

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D.B.S. Satellite Services (1998) Ltd.

Customer Relationships

Customer Relationships

Results of the estimated value of the customer relationships asset

Following are the results of the estimated value of the customer relationships intangible asset:

Estimated fair value of customer relationships	NIS illions
Present Value of Customer Relationship Flows, before tax benefit	645
Value of tax benefit	144
Fair value plus tax benefit	790

Appendix A is attached hereto, and includes the cash flows projection used for the valuation of this intangible asset.

The method chosen

The fair value of the customer relationships intangible asset was estimated using the Income Approach, under which the Multi Period Excess Earnings Method was implemented. According to this approach, the value of the asset is derived from the current value of the cash flows which are expected to be derived from it over the remainder of its economic life. In this method, first we must estimate the cash flows which are expected to be derived from the asset in the future, based, inter alia, on an operational financial analysis. In the second phase, these cash flows must be brought to the current values by way of discounting them to the date of the asset’s valuation. Cash flow discounting is carried out using a rate of return which should reflect the time value of money and the business risk.

Revenues from all customers projection

The analysis of revenues from customers was carried out based on the future operation projection received from Bezeq’s management. For more information about the assumptions used for formulating this projection, see the valuation performed for the Company.

Churn rate

In 2014, the number of new subscriptions exceeded the number of cancelled subscriptions, and the net number of new subscriptions amounted to 31 thousand. The average number of cancelled subscriptions in 2011-2014 amounts to approx. 79 thousand customers.

The churn rate of subscriptions in 2014 amounts to approx. 12.8%, as opposed to 13.4% in 2013.

According to the average percentage of cancelled subscriptions in 2010-2014 presented below, the percentage of subscriptions cancelled by existing customers was determined to be 13.3%.

Percentage of Cancelled Subscriptions

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D.B.S. Satellite Services (1998) Ltd.

Customer Relationships (Cont’d)

Operating Profit

It was assumed that the operating profit for existing customers will be identical to the operating profit of the operational projection, while neutralizing expenses directly related to the recruitment of new customers (such as agents’ commissions, part of the salespersons’ salary, etc.).

Accordingly, the operating profit is estimated at 19.8% for the last nine months of 2015, and at 19.0% in 2016, at 17.9% in 2017, at 18.0% in 2018 and at 17.9% from 2019 onwards.

Contributory charges of the customer relationships asset

Under the Income Approach, financial expenses for the use of the other assets of the entity, which the asset needed during its economic life, must be ascribed to the evaluated intangible asset. These expenses should include the expenses needed to support the existence of the intangible asset, including contributory charges that reflect the recognition of financial lease fees which the intangible asset must pay the entity’s various assets, both tangible and intangible.

●	Contributory charges for working capital - The Company’s working capital represents the funds needed by the firm to finance its regular course of business and to bridge the time gaps between the date on which funds are expended in the course of production and the date on which payments are received in exchange for sold products.

For the purpose of calculating the contributory charges for working capital, it was assumed that the contributory return for the Company’s working capital is equal to the risk-free return (return after tax). The working capital balances were determined according to a working capital rate of -25% (namely, a negative rate), which has been Yes’s average working capital rate in recent years.

●	Contributory charge for fixed assets - Most of the Company’s fixed assets consist of broadcasting and recording equipment, digital satellite decoders, leasehold improvements, discounted installation costs, furniture and office supplies. The rate of return for fixed assets was determined according to the average balance of fixed assets from the Company’s revenues over the years 2010-2014, and is estimated at 45%.

	2011	2012	2013	2014	Average
Fixed assets balance	676	745	775	798	749
Revenues	1,619	1,636	1,635	1,724	1,653
Return on fixed assets	42%	46%	47%	46%	45%

The contributory rate of return on fixed assets is estimated to be equal to the return on debt.

●	Contributory charge for the broadcasting rights balance - The rate of return on the broadcasting rights balance was determined according to the average rate over the years 2010-2014, and is estimated at 24%. The contributory return on the broadcasting rights balance is estimated to be equal to the return on debt.

	2011	2012	2013	2014	Average
Broadcasting rights balance	331	377	417	442	392
Revenues	1,619	1,636	1,635	1,724	1,653
Return on broadcasting rights	20%	23%	25%	26%	24%

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© Fahn Kanne Consulting Ltd. | All rights reserved | March 2016

D.B.S. Satellite Services (1998) Ltd.

Customer Relationships (Cont’d)

Contributory charges of the customer relationships asset (cont’d)

●	Contributory charge for Assembled Workforce - Under IFRS 3R, the human resources asset is not an identifiable asset, which is to be recognized separately from goodwill, and shall be included in goodwill. On the other hand, according to the Income Approach, we must consider contributory charges for the recruitment and training of the operation’s human resources, which would have been necessary had the owner of the intangible asset been required to re-recruit the human resources needed for current operations so as to provide the products to the customer’s relations.

Based on estimates provided to us by the Company’s management, we included a relative charge for a two-month training period in the cash flow projection.

The rate of return used for calculating the contributory charge for Assembled Workforce is the WACC rate as determined in this Work.

●	Contributory charge for the brand - The contributory charges for the brand were estimated according to the estimated royalty rate of 3% of expected revenues (while taking the abandonment rate of subscriptions into consideration).

Tax rate

We assumed that the Company’s profits will be taxed according to the Israeli company tax rate, namely, 26.5%. We disregarded carry-forward tax losses, which do not form part of the customer relationships asset.

Discount rate

Yes’s weighted discount rate is estimated at 8.5%. This rate encompasses the risks reflected in the cash flow and in the realization of the Company’s expected cash flow. The Company’s cash flow includes both its cash flow from existing customers and its cash flow from future customers. In our assessment, the risk level of the cash flow that stems from existing customers is similar to that of future customers. Therefore, the discount rate used by us in discounting revenues from customer relationships was estimated by us at 8.5%.

The useful life of the customer relations asset and the rate of amortization

The economic useful life of the customer relationships as previously stated is set to 7 years, and amortization is to be effected according to the trend of existing customer abandonment, with the aforementioned trend being spread over an amortization period of 7 years, as follows: years 1-2 - 20%; years 3-4 - 15%; years 5-7 - 10%.

Inclusion of tax benefit in asset value

it was assumed that the asset’s amortization will be recognized for tax purposes throughout the asset’s estimated period of amortization for tax purposes. The tax benefit from the amortization of customer relationships was calculated under the assumption of a linear amortization of the intangible asset over a period of 10 years, according to the period of amortization for tax purposes of goodwill.

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D.B.S. Satellite Services (1998) Ltd.

Brand

Brand

Brand fair value estimate - Results

Following are the results of the estimated value of the brand intangible asset:

Estimated fair value of brand	NIS Millions
Present Value of brand Royalty Flows, before tax benefit	287
Value of tax benefit	60
Fair value plus tax benefit	347

Appendix B is attached hereto, and includes the cash flows projection used for the valuation of this intangible asset.

Method chosen for estimating the value of the brand

The brand’s fair value estimate was carried out using the Relief from Royalties method, which is one of the types of the Income Approach, as described above. Under this approach, the value of the asset is estimated as the current value of adequate royalties which the entity would have had to pay to a third party for the use thereof, had it not been the owner of that asset. Normally, royalties paid for the use of an asset such as a brand are paid out of the entity’s revenues in each year. Therefore, the revenues projection of the brand activity was based on the projection of revenues from the Yes brand.

Revenue projection

It was assumed that all of the projected revenues of the Company are ascribed to the Yes brand name.

The analysis of revenues was carried out based on the future operation projection received from Bezeq’s management. For more information about the assumptions used for formulating this projection, see the valuation performed for the Company.

Royalty rate

The rate of savings on royalties is estimates based on several information sources, as follows:

●	According to the royalty transactions database obtained from ktmine.com (a website that contains a list of royalty transactions in various lines of business), the royalty rates for the brand asset in the communications segment normally range between 1%-10%. It should be noted that no royalty rates were found for the cable network television business.
●	Two royalty transactions were found in the television business at royaltysource.com. In the first transaction, a usage license was granted in CBS’s name in exchange for royalties equal to 7% of the revenues, and in the second transaction a usage license was granted in Virgin’s name in exchange for royalties equal to 0.25%.
●	The royalty rate as determined in the Yes’s previous PPA, which was prepared in 2009, was determined according to the work prepared by Itzhak Suari Ltd., and was equal to 2%.
●	A common rule of thumb assumes that approx. 25% of the operating profit can be ascribed to brand-based royalties. According to the cash flow projections, the operating profit ranges between 12-16%, and, in the representative year, the operating profit amounts to 15%. According to these data, the rate of brand-based royalties should be between 3%-4%.

In our assessment, branding is highly significant in the Israeli multi-channel television industry. Moreover, Yes’s ARPU has been higher than Hot’s ARPU over the past few years. We were informed by the Company that Yes’s ability to collect excess premiums relative to its principal competitor, HOT, stems from the high-quality service it provides to its customers relative to its competitor, which uses outsourcing services in order to reduce costs, and from the creation of a preferable user experience, both in terms of technology and in terms of the better quality and diversity of the contents provided by the Company to its customers relative to HOT.

Based on our review of the data and the information sources mentioned above, it appears that the suitable royalty rate for the Yes brand name is 3%.

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D.B.S. Satellite Services (1998) Ltd.

Brand (cont’d)

Tax rate

We assumed that the Company’s profits will be taxed according to the Israeli company tax rate, namely, 26.5%. We disregarded carry-forward tax losses, which do not form part of this asset.

Discount rate

In our assessment, the risk level of the cash flow generated by the brand is higher than the Company’s average risk level. Therefore, theoretical brand-generated royalties were discounted at a discount rate of 9.5%, which is derived from a weighted discount rate (WACC) of 8.5%, plus a 1% margin.

Useful life

The brand’s useful life assumed by the model is 12 years, both in light of the limited useful life of communications brands in the past (Tevel, Golden Channels, Matab, etc.), and owing to the difficulty of estimating the development of the various parameters that pertain to an estimate that is beyond this period.

Tax benefit

The asset’s fair value estimate should include the tax shield that stems from the asset’s amortization. It was assumed, for the purposes of this Work, that the estimated asset can be amortized for tax purposes for a period of 10 years.

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© Fahn Kanne Consulting Ltd. | All rights reserved | March 2016

9. Appendices

D.B.S. Satellite Services (1998) Ltd.

Appendix A - Customer Relationships Valuation (in NIS millions)

NIS millions	Actual 2014	Actual Q1/15	Projected Q2-Q4/15	Projected 2016	Projected 2017	Projected 2018	Projected 2019	Projected 2020	Projected 2021	Projected 2022	Projected 2023	Projected 2024
Estimated total revenues from Yes products	1724	440	1,309	1,765	1,737	1,731	1,748	1,766	1,783	1,801	1,819	1,837
Growth rate			1.5%	0.9%	-1.6%	-0.3%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Survivorship of customer			95%	84%	73%	63%	55%	48%	41%	36%	31%	27%
Revenues from existing customers, net		440	1,244	1,483	1,266	1,094	958	839	735	643	563	493
Operating profit margin (%)			19.8%	19.0%	17.9%	18.0%	17.9%	17.9%	17.9%	17.9%	17.9%	17.9%
Operating profit			246	282	227	197	172	150	132	115	101	88
	Royalty Rate
Return on brand	3.0%		(37)	(45)	(38)	(33)	(29)	(25)	(22)	(19)	(17)	(15)
Operating profit net of return on brand			209	238	189	164	143	125	110	96	84	74
Tax expense	26.5%		(55)	(63)	(50)	(44)	(38)	(33)	(29)	(25)	(22)	(19)
After tax operating cash flow			154	175	139	121	105	92	81	71	62	54
	Royalty Rate
Return on working capital	1.5%		5	5	5	4	4	3	3	2	2	2
Return on fixed assets	3.3%		(19)	(22)	(19)	(16)	(14)	(13)	(11)	(10)	(8)	(7)
Return on broadcasting rights	3.3%		(10)	(12)	(10)	(9)	(8)	(7)	(6)	(5)	(4)	(4)
Return on assembled workforce	8.5%		(3)	(3)	(3)	(2)	(2)	(2)	(2)	(1)	(1)	(1)
Net cash flow for discounting			127	143	112	97	85	74	65	57	50	44
Years to discount			0.38	1.25	2.25	3.25	4.25	5.25	6.25	7.25	8.25	9.25
Discount factor	8.5%		1.03	1.11	1.20	1.30	1.41	1.53	1.67	1.81	1.96	2.13
Net discounted cash flow			123	129	93	75	60	48	39	31	25	20

Calculation summary
Present Value of Customer Relationship Flows, before tax benefit	645
Value of tax benefit	144
Fair value plus tax benefit	790

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D.B.S. Satellite Services (1998) Ltd.

Appendix B - Brand Valuation (in NIS millions)

		Actual 2014	Actual Q1/15	Projected Q2-Q4/15	Projected 2015	Projected 2016	Projected 2017	Projected 2018	Projected 2019	Projected 2020	Projected 2021	Projected 2022	Projected 2023	Projected 2024	Projected 2025	Projected 2026	Projected Q1/2027
Projection of revenues from Yes brand		1,724	440	1,309	1,749	1,765	1,737	1,731	1,748	1,766	1,783	1,801	1,819	1,837	1,856	1,874	476
Growth rate					1.5%	0.9%	-1.6%	-0.3%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Pretax relief from royalty	3.0%			39	52	53	52	52	52	53	54	54	55	55	56	56	14
Tax expenses	26.5%			(10)	(14)	(14)	(14)	(14)	(14)	(14)	(14)	(14)	(14)	(15)	(15)	(15)	(4)
Aftertax royalty				29	39	39	38	38	39	39	39	40	40	41	41	41	10
Years to discount				0.38		1.25	2.25	3.25	4.25	5.25	6.25	7.25	8.25	9.25	10.25	11.25	11.88
Discount factor	9.5%			1.0		1.1	1.2	1.3	1.5	1.6	1.8	1.9	2.1	2.3	2.5	2.8	2.9
Discounted cash flow net of tax				28		35	31	28	26	24	22	21	19	17	16	15	4

Calculation summary
Present value of cash flow	287
Tax shield	60
Fair value plus tax benefit	347

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D.B.S. Satellite Services (1998) Ltd.

Appendix C - WARA Calculation (in NIS millions)

WARA calculation:	NIS thousands	Discount rate	Weight
Working capital, net	-303	1.5%	-0.1%
Fixed assets	801	3.3%	0.7%
Intangible assets in Yes's books	148	8.5%	0.3%
Broadcasting rights net of rights exercised	449	3.3%	0.4%
Deferred tax asset for tax losses	1,427	8.5%	3.2%
Customer relationships	580	8.5%	1.3%
Brand	255	9.5%	0.6%
Goodwill (residual value)	385	19.0%	2.0%
Enterprise Value	3,742		8.5%

Less total financial liabilities and other assets/liabilities, net:	(1,769)
Total cost of business combination	1,973

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© Fahn Kanne Consulting Ltd. | All rights reserved | March 2016

D.B.S. Satellite Services (1998) Ltd.

About the Authors

Fahn Kanne Consulting is a subsidiary of Fahn, Kanne & Co., which is one of the six largest accounting firms in Israel. Fahn Kanne Consulting provides first-class financial, accounting and business consultation services, as well as financial and accounting management and control services to organizations and companies.

Fahn Kanne Consulting is a subsidiary of Fahn Kanne & Co., which is a member of the Grant Thornton International Ltd. network (GTIL), which serves as the special advisory services branch of Grant Thornton International, which specializes in spearheading international transactions, conducting valuations for business transactions, supporting IPOs on stock exchanges across the globe, providing administrative consulting and financing projects. The firm consists of some 4,000 consultants that are situated at every global financial center, and its global support center is based in London. Fahn Kanne Consulting, a branch of Grant Thornton Advisory Services in Israel, works in collaboration with the firm’s offices throughout the world on a variety of international projects.

Shlomi Bartov, CPA

Partner and CEO, Fahn Kanne Consulting - MBA in business administration (TAU); BA in economics and accounting (TAU). Mr. Bartov is highly experienced in providing support and consultation to some of the largest companies in Israel.

Roman Falk, CPA

Director, Fahn Kanne Consulting - MA in economics (TAU); BA in economics and accounting, cum laude (TAU).

© Fahn Kanne Consulting Ltd. | All rights reserved | March 2016

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